UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2010

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A. (current name of Banco Santander S.A.) AND SUBSIDIARY COMPANIES
THE FINANCIAL STATEMENTS ON MARCH 31, 2010 AND 2009 AND ON DECEMBER 31, 2009

SUMMARY	Pages

(Convenience Translation into English from the Original Previously Issued in Portuguese).
Banco Santander (Brasil) S.A. and Controlled Companies Performance Review – First Quarter of 2010

Banco Santander (Brasil) S.A (Banco Santander, or Santander or Bank), indirectly controlled by Banco Santander S.A., headquartered in Spain (Banco Santander España), is the leading global institution of the financial and non-financial groups before Brasil Central Bank (Bacen). During Extraordinary Stockholders’ Meeting of April 14, 2009, the denomination alteration for Banco Santander S.A. was approved to Banco Santander (Brasil) S.A.

Performance

1. Net Income

Santander posted net income of R$1,015 million for the first quarter of 2010, including the expense of R$811 million related to the goodwill amortization. The net income for the first quarter of 2009 totalled R$419 million, including the expenses related to goodwill amortization of R$447 million. The net income for the period shows a favourable evolution of the commercial business results and the effort over the costs control.

The allowances for loan losses represented 6.5 percent of the credit portfolio in March 2010, compared to 5.7 percent in March 2009. The expenses of allowances for loan losses decreased 3.1 percent, compared to the same period of the previous year.

2. Assets and Liabilities

Total consolidated assets amounted to R$342,767 million as of March 31, 2010. Of this amount, R$144,124 million is represented by the credit portfolio, R$74,017 million by securities and derivatives, mainly federal government securities, and R$22,919 million by interbank investments.

Santander currently holds R$1,673 million of securities classified as “held to maturity” and has the financial capacity and intention to do so.

Santander Credit Portfolio

In millions of Brazilian Reais	Santander Consolidated		% Change
			mar-10 vs.
	Mar-10	Mar-09	mar-09
Corporate	73,857	73,420	0.6%
Individuals	65,224	59,924	8.8%
Payroll Loans	8,160	6,958	17.3%
Credit Cards	8,357	6,820	22.5%
Real Estate Loans	5,365	4,657	15.2%
Financing and Vehicle Lease	24,569	22,833	7.6%
Personal Credits	18,773	18,656	0.6%
Rural Credit	5,043	5,753	-12.3%
Total	144,124	139,097	3.6%

In the first quarter of 2010 lending operations have evolved, compared to the same period last year, with highlight was credit cards, which rose 22.5 percent when compared. In this segment the other highlights were payroll loans, which expanded 17.3 percent and Real Estate loans with 15.2 percent.

Deposits – Santander

In millions of Brazilian Reais	Santander Consolidated		% Change
			mar-10 vs.
	Mar-10	Mar-09	mar-09
Deposits
Demand Deposits	13,329	12,084	10.3%
Saving Deposits	25,781	20,447	26.1%
Interbank Deposits	912	1,473	-38.1%
Time Deposits	66,900	85,948	-22.2%
Others Deposits	401	322	24.5%
Total	107,323	120,274	-10.8%

The deposits lessened 10.8 percent compared to the same period of the previous year, representing an amount of R$107,323 for March 31, 2010.

Shareholders’ Equity

Santander´s Shareholders’ Equity totalled R$65,248 million in March 2010, compared to December 2009, when it had reached R$64,493 million. The stockholders’ equity evolution is attributed to the period´s results, partially compensated by the interest on capital proposal of R$400 million (R$340 million net of taxes) approved by the Executive´s Board in March 2010. The amount on capital approved will be totally input into the obligatory dividends to be distributed by Santander for the year of 2010 and will be paid in a date determined in the near future, without any additional amount for monetary correction.

The Bank’s regulatory capital is measured based on the Basel II Standardized Approach and considers: (a) Credit Risks– capital requirement portion for exposed assets and credit commitments, both weighted by a risk factor, considering the risk of mitigation through the use of guarantees; (b) Market risks – capital requirement portions for exposures related to the fluctuations in foreign currency interest rates, price indices, and interest rates; the prices of commodities and shares classified in the trading portfolio; and interest rates not classified in the trading portfolio; and (c) Operational risks –requirement of a specific capital portion.

The Basel II ratio, which is calculated in a consolidated manner and reached 24.4 percent, less goodwill in minimum regulatory capital, as required by the international rule.

Global Offering of Shares

The Board of Directors’ meeting held on September 18, 2009 approved the implementation of the Global Offering, which includes the issue of 525,000,000 (five hundred twenty-five million) Units, each representing one of 55 common shares and 50 preferred shares, all registered shares with no par value, free and clear of any liens or encumbrances, consisting of the simultaneous initial public offering of Units in Brazil, and Units abroad, in the form of ADRs, representing ADSs.

The same meeting approved the Bank listing and the trading of Units, common shares and preferred shares in Brasil BM&FBovespa Stock Exchange, Commodities and futures (BM&FBovespa) Level 2 Corporate Governance Practices.

The Global Offering was coordinated on a firm guarantee of settlement. Under of Brasil securities commission (CVM) Instruction 400/2003, the total number of Units/ADSs initially offered in the Global Offering (excluding the Additional Units, as defined below) could be increased up to 6.85 percent, up to 35,955,648 Units, including in the form of ADSs under the same conditions and at the same price of the Units/ADSs initially offered (Supplemental Units).

On October 6, 2009, the Global Offering shares were priced at R$23.50 per Unit. The Units are traded on the BM&FBovespa and the New York Stock Exchange (NYSE) since October 7, 2009.

Other characteristics and terms of the Global Offering are evidenced in the Global Public Offering Prospectus for the primary issuing of American Depositary Shares (Units), from October 6 2009, available under www.santander.com.br, and at the CVM website, and also at SEC website (US Securities and Exchange Comission), in the Form-F1.

On October 14, 2009 the Brazilian Central Bank ratified Banco Santander capital increase related to the Global Offering and the partial exercise of the Supplemental Option on October 29, 2009.

The results of the Global Offering were disclosed as required by the closure of the Add published at Valor Econômico Newspaper of November 10, 2009.

Corporate Restructuring

- Banco ABN AMRO Real S.A. (Banco Real) and ABN AMRO Dois Participações S.A. (AAB Dois Par)

On July 24, 2008, Banco Santander Spain took indirect share control of the companies of the ABN AMRO Real Conglomerate in Brazil, after meeting all conditions for this transfer of control, especially the approval of De Nederlandsche Bank (the Central Bank of the Netherlands) and the Bacen.

The Extraordinary Stockholders’ Meeting held on August 29, 2008 of Banco Santander, Banco Real and AAB Dois Par approved the corporate restructuring as defined in the Agreement and Plan of Merger of Shares of Banco ABN AMRO Real S.A. and ABN AMRO Brasil Dois Participações S.A. into Banco Santander S.A. (Merger Agreement).

The above-mentioned merger agreement established the justifications and conditions for the corporate restructuring consisting of the merger of all shares of Banco Real and AAB Dois Par into Banco Santander (Merger of Shares). As a result of the merger of shares: (a) Banco Real and AAB Dois Par were converted into wholly-owned subsidiaries of Banco Santander; (b) Banco Santander’s capital was increased based on the economic value of the shares of Banco Real and AAB Dois Par from R$9,131,448 thousand to R$47,152,201 thousand and (c) shares were issued by Banco Santander and delivered to the respective stockholders of Banco Real and AAB Dois Par.

The goodwill accrued based on the August 31, 2008 data related to the acquisition of Banco Real and AAB Dois Par was R$26,333,931 thousand.

The objectives of the operation were: (a) assure the transfer of the businesses acquired by Banco Santander Spain to its subsidiary already established and in operation in Brazil - Banco Santander; (b) assure the preservation of the corporate entity of Banco Santander, Banco Real and AAB Dois Par; (c) concentrate the minority interest in these institutions only in Banco Santander.

The operation allows rationalizing and simplifying the equity structure of the companies of the Santander Group in Brazil and will enable the stockholders of Banco Real and AAB Dois Par to become stockholders of a publicly traded company and have access to the current dividend policy of Banco Santander.

This new structure also allows a reduction of administrative costs, especially those related to legal and regulatory requirements.

As this is an operation involving the merger of shares, the corporate entity of Banco Real and AAB Dois Par were preserved and any variations subsequent to the date of their balance sheets were properly accounted for in their respective accounting books.

The incorporation of the shares was ratified by the Bacen on January 27, 2009.

- Merger of Banco Real and Sudameris Distribuidora de Títulos e Valores Mobiliários S.A. (Sudameris DTVM)

The Extraordinary Stockholders' Meeting held on April 30, 2009 of Banco Real and Sudameris DTVM, its respective stockholders approved the merger of Sudameris DTVM by Banco Real, pursuant the “Agreement and Plan of Merger of Sudameris DTVM by Banco Real” and the Extraordinary Stockholders' Meeting held on the same date by Banco Santander and Banco Real was approved the merger of Banco Real by Banco Santander pursuant the “Agreement and Plan of Merger of Banco Real by Banco Santander”.

The Mergers will be carried out through the transfer of the book net assets of the Merged Companies to the equity of the Merger, based on the audited balance sheets as of March 31, 2009 and the changes in equity occurring between the date of said balance sheets and the completion of the Mergers were recognized and recorded directly by the Acquirers.

As the Mergers involved wholly-owned subsidiaries, no matters have occurred, as a result of operations (i) determining a share exchange ratio; (ii) defining withdrawal rights; (iii) increasing the capital of Banco Santander and Banco Real, and (iv) changing the voting, dividend or any other equity or corporate rights to which the stock issues by Banco Santander is currently entitled were not necessary as a result of these transactions.

The merger of sum of assets of Sudameris DTVM was approved by Bacen on August 13, 2009 and the merger of Banco Real is in ratification process.

- Merger of shares: Santander Seguros S.A. (Santander Seguros), Banco Comercial e de Investimento Sudameris S.A. (BCIS) and Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S.A. (Santander Brasil Asset)

The Extraordinary Stockholders' Meeting held on August 14, 2009, of Banco Santander, Santander Seguros, BCIS, and Santander Brasil Asset was approved the corporate restructuring proposal pursuant to the terms and conditions of the “Agreement and Plan of Merger of Shares of Santander Seguros S.A., Banco Comercial e de Investimento Sudameris S.A. and Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S.A. into the Equity of Banco Santander (Brasil) S.A.” (The Merger Agreement).

The Merger Agreement establishes the reasons and conditions for the corporate restructuring consisting of the merger of all the shares of Santander Seguros, BCIS and Santander Brasil Asset into the equity of Santander (Share Merger). As a result of the Share Merger, Santander Seguros, Banco BCIS and Santander Brasil Asset (Merged Companies) were transformed into wholly-owned subsidiaries of Banco Santander (Merging Company), under Article 252 of Law 6404/1976 and the stockholders’ equity of Banco Santander was increased in the amount of R$2,471,413 thousand to the corresponding value of the shares of Santander Seguros, the BCIS and Santander Brasil Asset, through the issuance of 14,410,886 shares (7,710,343 ordinary shares and 6,700,543 preferred shares), all registered shares with no par value, delivered to the respective shareholders of the Merged Companies.

The balance sheets of Banco Santander, Santander Seguros, BCIS and Santander Brasil Asset as of June 30, 2009 consist of the basic balance sheets of the Share Mergers.

Due to this transaction consists of a share merger, as set out in Law, the legal personality of the merged companies was maintained and the changes in equity subsequent to the date of their balance sheets were properly recorded in their accounting books.

The incorporations were ratified by Bacen on September 28, 2009 and on December 23, 2009 by the Superintendence of Private Insurance (Susep), (for Santander Seguros).

- Merger of BCIS and ABN AMRO Administradora de Cartões de Crédito Ltda. (AA Cartões)

On August 31, 2009, the shareholders of BCIS and Banco Santander and the partners of AA Cartões approved, on respective Extraordinary Stockholders' Meeting and Partners’ Meeting the corporate restructuring proposal of BCIS and AA Cartões by Banco Santander pursuant to the terms and conditions of the “Agreement and Plan of Merger of Banco Comercial e de Investimento Sudameris S.A. and ABN AMRO Administradora de Cartões de Crédito Ltda by Banco Santander (Brasil) S.A.”

The merger was carried out through the transfer of the book net assets of the Merged Companies to the equity of the Merging Company, based on the audited balance sheets as of June 30, 2009. Changes in equity occurring between the date of said balance sheets and the completion of the mergers (date of the corresponding Extraordinary Stockholders’ Meetings that approve the mergers) were recognized and recorded directly by the Merging Company.

- Full spin-off of Santander Investimentos em Participações (Santander Participações) with the transfer of its equity to Banco Santander and Santander Advisory Services S.A. (Advisory)

The Extraordinary Stockholders' Meeting held on August 31, 2009, of Banco Santander, Santander Participações and Advisory were approved the corporate restructuring proposal for the full spin-off of Santander Participações, with the transfer of portions of its equity to Banco Santander and Advisory pursuant to the terms and conditions of the “Full Spin-off Agreement and Plan of Santander Investimentos e Participações S.A., with the transfer of portions of its equity to Banco Santander (Brasil) S.A. and Santander Advisory Services S.A.” (the Spin-off Agreement).

The Spin-off Agreement establishes the reasons and conditions for the corporate restructuring consisting of the full spin-off of Santander Participações (the “Spun-off Company”), its termination and the transfer of its equity to Banco Santander and Advisory (spin-off).

Under the Spin-off Agreement, the stockholders' equity of the spun-off Company was appraised based on the balance as of June 30, 2009. As a result of the spin-off (a) the spun-off Company was terminated; (b) all assets, rights, liabilities, obligations and liabilities of the spun-off Company related to the spun-off net assets were automatically and respectively transferred to the net assets of Banco Santander and Advisory, which became the successors of all its rights and obligations related to the spun-off net assets.

The changes in equity of each book occurring between the date of said balance sheets and the completion's date, the same date of the Extraordinary Stockholders’ Meeting were recorded in the books and other accounting documents of Banco Santander and Advisory on the part they competed.

The spin-off of Santander Participações with the transfer of its equity to Banco Santander and advisory is in ratification proces by Bacen.

- Other reorganizations of Banco Santander´s controlled companies

Still related to part of the social restructuring process of the Conglomerate companies, several reorganizations were implemented within Banco Santander´s controlled companies:

- Merger of AAB Dois Par and Real Seguros Vida e Previdência S.A. (current denomination of Real Tokio Marine Vida e Previdência S.A.) by Santander Seguros S.A. on September 30, 2009. The incorporation and denomination alteration are been ratified by Susep;

- Merger of Cruzeiro Factoring Sociedade de Fomento Comercial Ltda. and Credicenter Empreendimentos e Promoções Ltda. by AA Cartões, on January 30, 2009.

- Merger of Real Capitalização S.A. (Real Capitalização) by Santander Capitalização S.A. (Santander Capitalização), on September 30, 2009, ratified by Susep on January 19, 2010;

- Merger of Santander Asset Management Distribuidora de Títulos e Valores Mobiliários Ltda. (Santander Asset) by Santander Brasil Asset on November 30, 2009, which is being ratified by Bacen;

- Merger of ABN AMRO Arrendamento Mercantil S.A. (ABN Leasing) by Santander Leasing S.A. Arrendamento Mercantil (Santander Leasing) on September 30, 2009, ratified by Bacen on November 30, 2009;

- Merger of Santander Brasil Arrendamento Mercantil S.A. (SB Leasing) by Santander Leasing S.A., on November 30, 2009, which is being ratified by Bacen;

- Merger of ABN AMRO Brasil Participações e Investimentos S.A. by AA Cartões on May 29, 2009;

- Partial spin-off of Santander Corretora de Câmbio e Valores Mobiliários S.A. (Santander CCVM) with transfer of the net assets to Santander S.A. – Corretora de Câmbio e Títulos (Santander CCT) on september 30, 2009 still being ratified by Bacen.

- Merger of Santander Brasil S.A. Corretora de Títulos e Valores Mobiliários (SB CTVM) by Santander CCT on September 30, 2009, which is being ratified by Bacen.

- Merger of Santander CCT by Santander CCVM on March 31, 2010, which is being ratified by Bacen.

The corporate restructuring mentioned above, represent steps in the process of consolidating the investments in Brazil, with a consequent strengthening of its operational structure and organizational unification of their activities.

Recent Events

- Early Redemption of CDBs

In order to improve the Bank’s funding structure, on January 22, 2010, Banco Santander carried out the early redemption of the subordinated Bank Deposit Certificates (CDBs) issued on March 25, 2009 and originally maturing on March 25, 2019, with the creditor being Banco Santander, S.A. (Espanha). The redemption amount was R$1,507 million, pursuant to the authorization granted by the Bacen on January 8, 2010.

- Memorandum of Understanding signed for sharing outdoor ATM network

Banco Santander S.A., Banco do Brasil S.A. and Banco Bradesco S.A. signed a memorandum of understanding in February 2010 to consolidate their respective Outdoor ATM networks (installed outside the branches).

- APIMEC Public Meetings

On March 5 and 8, 2010, Santander’s executive officers held, for the first time, a meeting with investors, analysts, shareholders and the press at an event organized by the Association of Capital Market Analysts and Investment Professionals (APIMEC) in São Paulo and Rio de Janeiro.

- Santander Merchant Acquisition /Conta Integrada

On March 18, Banco Santander launched the Santander Conta Integrada, an exclusive solution that bundles together acquiring service as well as banking products and services. Santander Conta Integrada targets small and midsized companies. This is the results of a joint venture between Santander and Getnet Tecnologia em Captura e Processamento de Transações Eletrônicas Hua Ltda.(Getnet) and marks the bank’s entry in the merchant acquiring market. The alliance benefits from Getnet's technological expertise and the transaction capture network of around 165,000 POS terminals, and Santander’s branch network and MasterCard merchant acquisition license.

- Foreign funding - Eurobond

In March, Banco Santander raised US$500 million through the issue of five-year senior unsecured notes, with fixed interest of 4.5% per annum and maturing in 2015, under its Eurobonds program, subject to Regulation S and Rule 144A of the U.S. Securities Act of 1933 (Securities Act). The notes were rated Baa2 by Moody's, BBB by Standard & Poor's and BBB by Fitch Ratings. Deutsche Bank, JPMorgan and Santander were the lead coordinators.

Economic Scenario

Recent economic indicators have confirmed the trend of economic growth. The continued credit recovery, the buoyant labor market and the growing confidence of the business community and the consumers are signs that growth should be strong in this post-crisis year.

The GDP in the fourth quarter of 2009, reported in March 2010, was 2.0% higher than in the previous quarter, demonstrating the recovery of industry and the weak performance of the agribusiness sector. On the demand side, the highlights are the continued recovery in investments, 6.6% up over the previous quarter, and in imports, which grew 11.4%. Unemployment rate was 7.4% in February, continuing the decline that began after the peak of 9.0% in March during the crisis.

Inflation began the year under pressure but ended the first quarter of 2010 at 2.1%. The rise in agricultural commodity prices and price adjustments during this time of the year, combined with the economic recovery, helped bring down the current and expected inflation. The basic interest (Selic) rate, however, was maintained at 8.75% in March. The inflation is the negative consequence of the recent strong growth.

Regarding the external accounts, the balance of payments in twelve months improved mainly due to the capital inflows, which is a clear sign of improved confidence in the Brazilian economy.

However, despite the capital inflows, the Brazilian Real lost 2.3% of its value between December 2009 and March 2010 to R$1.78, still below R$1.80/US$, (compared to R$2.31 twelve months earlier).

The continued high levels of international reserves, which totaled US$ 243 billion in March 2010, also contributed to a better perception of Brazil.

Total credit volume in the financial system continues to recover, signifying a rebound also in non-earmarked credit. The credit/GDP ratio came to 44.9 in February.

Individual loans continued to recover, both due to the lower interest rates and the better job market and, consequently, the bulk wage bill. Personal loans continue to drive the individual loan portfolio, especially because of the volume, but the performance of mortgages deserves mention, given the strong growth registered. Corporate lending has started showing consistent signs of recovery, positively contributing to the increase in the non-earmarked credit portfolio. Despite the drop in delinquency levels, once again due to the improved job market scenario (in the case of individuals) and the global economic recovery (in the case of companies), average loan tenors remain short, signifying that companies are borrowing little to invest.

In general terms, the solid health of the economy and of the financial system were fundamental for minimizing the effects of the crisis on Brazil. The continuation of the solid fundamentals will play an important role in the new cycle of economic recovery. This scenario should help expand the volume of business in the banking sector.

Strategy

Banco Santander’s goal is to be the best Bank in Brazil in terms of profitability and brand recognition, and win the satisfaction of clients, shareholders and employees. Banco Santander seeks to be a relationship Bank and, based on sustainable practices, the main Bank for its retail and wholesale clients by serving them with its complete product portfolio. It believes that it can achieve these goals through the following strategies:

- Improve operating efficiency by benefiting from integration synergies and implementing best practices: Banco Santander will continue seeking ways to further improve its operating efficiency and margins. The Bank intends to maintain investment discipline and direct resources to areas that generate improvements in its client management and increase its revenues.

- Expansion of the product offering and distribution channels in Commercial Banking: Banco Santander intends to further increase its business and operations throughout Brazil, expanding its Commercial Banking services to existing and prospective retail customers. The Bank plans to offer new products and services to existing customers based on each customer‘s profile.

- Capitalization of the Bank‘s strong market position in the wholesale business: Banco Santander provides multinational corporations present in Brazil and local companies, including those with operations abroad, with a wide variety of financial products, utilizing its worldwide network to serve its customers‘ needs with customized solutions. The Bank intends to further focus on its strong worldwide position as a client relationship wholesale Bank, in line with the Santander Group‘s worldwide strategy for the Global Wholesale Banking segment.

- Further development of a transparent and sustainable business platform: the Bank will maintain a commitment to economic, social and environmental sustainability in its procedures, products, policies and relationships. Banco Santander will continue building durable and transparent relationships with its customers through understanding their needs and designing its products and services to meet those needs.

- Continual growing the Bank‘s insurance business: Santander intends to continue growing its insurance business, particularly bankassurance. The Bank expects to increase its presence within the insurance segment by leveraging on its strong branch network and client base, particularly in the South and Southeast, to cross sell insurance products with the goal of maximizing the income generated by each customer, as well as using its strong relationships with SMEs and large corporations within the country.

In line with its strategic plans, Santander launched in March 2010 its first initiative in the acquiring market – the Santander Conta Integrada – a solution targeted mainly for small and midsized companies, becoming the pioneer in the market.

The product offers merchant establishment’s affiliation and accreditation services for accepting credit cards (acquiring) in addition to financial products and services that meet the needs of small and midsized companies, often available at the POS terminal. Clients also enjoy such benefits as reduced tariffs, special credit lines and exclusive POS services (through dial-up or broadband connection).

Integration

The year 2009 was decisive for the integration process. Important stages were completed, which resulted in synergy gains that exceeded our initial expectations.

New products, services and functionalities were included in the daily lives of our clients, combining technological improvements, efficiency, flexibility, innovation, added advantages and convenience. The objective was to extract in all the stages of the process, the best that each bank has to offer.

Several changes brought immediate benefits to clients and enabled us to leverage our businesses. One example is the integration of the ATMs for the main banking operations. Another is the launch of Santander Master and improved Real Master, which represented a milestone in the integration process as they brought together the best ideas from each bank in a single product offered to clients from both banks. Another important achievement was the offer of the Van Gogh services to Santander’s clients, bringing them more benefits such as exclusive service and offerings, in addition to extended service hours.

The integration is progressing according to schedule. In the first quarter of 2010, all the "gaps" resulting from the unification of the platforms of the two banks are being corrected and the projects are being implemented. Preliminary tests are being conducted for the complete systems migration, which includes the migration of client and operational data and tests in the new technology platform. Once this stage is completed, we will be ready to conclude the technological integration process and the total unification of the networks. The key objective of this plan is to continuously improve the level of service offered to clients.

Over the next few days, changes will be made at Banco Real branches layout to prepare the branch network for the Santander brand. The name Banco Real will be changed to Santander, but the way of doing business, the values and the culture built over Banco Real’s long history will definitely continue in Santander.

Main Subsidiaries

As of March 31, 2010, Aymoré Crédito, Financiamento e Investimento S.A. has reached R$24,030 million in total assets, R$11,776 million in credit operation portfolio and R$797 million of stockholder´s equity. Net income for the period was R$112 million.

As of March 31, 2010, Santander Leasing reported total assets of R$42,565 million, a lease portfolio of R$12,419 million, and stockholders' equity of R$11,975 million. Net income for the period was R$254 million.

As of March 31, 2010, Santander CCVM total assets of R$852 million and stockholders' equity of R$304 million. Net income for the period was R$7 million.

As of March 31, 2010, Santander Brasil Asset reported total assets of R$297 million, stockholders' equity of R$155 million, and net income for the period was R$20 million.

As of March 31, 2010, Banco Bandepe S.A. reported total assets of R$4,146 million and stockholders' equity of R$4,086 million. Net income for the period was R$71 million.

As of March 31, 2010, Santander Seguros reported total assets of R$19,608 million and stockholders' equity of R$2,411 million and technical reserve for insurance, pension plan and capitalization transactions of R$16,381. Net income for the period was R$79 million.

Rating Agencies

Santander is rated by international rating agencies and the ratings it receives reflect its operational performance and the quality of its management.

		Long-		Short-
Santander		Term		Term
Fitch Ratings	Support		2
	National Scale	AAA (BRA)		F1+ (BRA)
	Local Currency	BBB+		F2
	Foreign Currency	BBB		F2
Standard & Poor’s	National Scale	brAAA		brA-1
	Local Currency	BBB-		A-3
	Foreign Currency	BBB-		A-3
Moody’s	National Scale	Aaa.br		Br-1
	Local Currency	A2		P-1
	Foreign Currency	Baa3		P-3

Credit Risk Management

The Bank develops Credit Risk Management policies and strategies with the support of several departments, which are responsible for guaranteeing the adequacy of the operating systems and internal procedures applied into risk management.

The specialization of our risk function is organized on the basis of the type of customer to distinguish between customers under individualized management and standardized customers.

Collection of documentation and information necessary for a comprehensive analysis of the risk involved, the identification of the decision-maker, the counterparty, the risk involved in the transactions, the classification of the risk level into different categories, credit granting, periodic assessments of risk levels; these procedures are applied by the Bank to determine the volumes of guarantees and allowances necessary so that lending transactions are conducted according to existing standards and with the necessary security. Policies, systems and procedures used are reassessed annually to ensure they are consistent with the risk management requirements and current market scenarios.

The profile of the credit risk assumed by us is typified by customer diversification and the large volume of retail transactions. Macroeconomic aspects and market conditions, as well as industry and geographical concentration, customer profiling, and economic prospects are also assessed and considered for the appropriate measurement of the credit risk.

Market Risk

Market risk is the exposure to risks such as interest rates, exchange rates, prices of goods, prices in the stock market and others according to the type of product, volume of operations, term and conditions of the agreement and underlying volatility.

Santander operates according to global policies, within the Group’s risk tolerance level, aligned with the objectives in Brazil and in the world. With this purpose, it has developed its own Risk Management model, according to the following principles:

- Functional independence;

- Executive capacity sustained by knowledge and proximity with the client;

- Global and far-reaching of the function (different types of risk);

- Collective decision-making, which evaluate a variety of possible scenarios and do not compromise the results with individual decision, including Brazil Executive Risk Committee (Comitê Executivo de Riscos Brasil), which delimits and approves the operations and the Asset and Liabilities Committee, which responds for the capital management and structural risks, including country-risk, liquidity and interest rates.

- Management and improvement of the equation risk/return; and

- Advanced methodologies for risk management, such as Value at Risk – VaR (historical simulation of 521 days with a confidence level of 99¨and time horizon of one day), scenarios, financial margin sensibility, book value and contingency plan.

The Market Risks structure is part of the Vice Presidency of Credit and Market Risks, an independent area that aligns risk policies taking into consideration the guidelines of the Board of Directors and the Risks Division of the Santander Group in Spain.

Further details of the structure, methodologies and control systems are provided by the report, available on the website www.santander.com.br.

Corporate Governance of the Risk Function

The risk committee framework of Santander Brazil is set based on corporate risk standards and are structured by type of business and risk segment.

Brazil Executive Risk Committee (Comitê Executivo de Riscos Brasil) has their level of approvals delegated by the Risk Committee of Banco Santander in Spain and has the following responsibilities:

- Integrate and adapt the risk functions in Santander, the strategy, the arrangements for the risk tolerance level, accordingly to existing corporate standards;

- Approve risk level for Individuals and Corporate clients, Indicative Letters, Pre-classifications and limits/products for Treasury and ALCO departments, which may exceed Santander´s Inferior Committees jurisdiction;

- Set references on general themes related to Market Risk, Cross-Border limits, Country Risk, GBM, Corporate, and Credit/ Retail management programs;

- Know and decide over relevant risk matters;

- Know the recommendations periodically made by the regulators, as well as the observations from the Internal and External Audit;

- Supervise the assumed risk levels, for the regulations to be followed;

- Deliberate over the operations under the jurisdictions allowed by the Delegated Risk Commission;

- Previously validate the proposals which exceed the allowed jurisdictions, for appearance for the Corporative Risk Committees at Santander.

The risk function at the Banco Santander is performed through an Executive Risk Unit, which is independent from the business areas from both a hierarchical and a functional standpoint, and reports directly to the President of Santander and the Chief Risk Officer of the Santander Group in Spain.

Further details of the structure, methodologies and control systems are provided by the report, available on the website www.santander.com.br.

Corporate Governance

The global corporate governance model adopted by the Santander Group is characterized, especially, by the protection of shareholders’ rights as well as transparency in management and in communications with the strategic stakeholders, all of which have placed the group’s European units among the continent’s leaders in corporate governance.

Based on these credentials, Santander focused its efforts on perfecting its policies and practices, also reinforced by the gains in synergy and complementarily resulting from the acquisition of Banco Real.

In this regard and in line with the best corporate governance practices, in October 2009, Santander listed its Units at Level 2 of the São Paulo Stock Exchange (BM&FBovespa) and its ADRs on the New York Stock Exchange (NYSE), and is thus subject to the supervision of the Securities and Exchange Commission of Brazil (CVM), the U.S. Securities & Exchange Commission and the Sarbanes-Oxley Act.

Level 2 is a special listing segment of BM&FBovespa, exclusively for companies that comply with certain minimum requirements and undertake to abide by special corporate governance practices.

In an attempt to build even closer ties with its shareholders, following a public share offering in October 2009, Santander created a special area to offer differentiated service and specific relationship programs for individual and non-institutional corporate investors. Together with the existing IR area, currently responsible for relations with institutional investors and market analysts, Santander Shareholders underlines the Group’s determination to maintain close relations with all of its shareholders and be always attentive to their needs.

In order to establish and disseminate the standards of conduct expected from all of its employees, the Organization has a Code of Ethics, which establishes the values of citizenship, dignity, work, respect, loyalty, decorum, zeal and efficiency, the Code of Conduct in Securities Markets, as well as manuals for Prevention of Money Laundering, Press Relations, and Conduct in Purchase Management, a global publication. It also has an Information Security policy that is guided by the principles of confidentiality, integrity and availability.

The Board of Directors is comprised of a minimum of five members and a maximum of twelve members, of which at least 20% must be independent. They have a two-year term and meet at least four times a year. This board is responsible to direct the general conduct of the business and to set the general orientation of the Company's business and operations, to decide on the allocation of capital and major investments. It is supported by the Board of Executive Officers, which are responsible for, among other things, executing, according to the general orientation established by the Board of Directors, the business and operations defined in the Bylaws. The Board of Directors also has the support of other specialized committees.

The managers also counts on Audit Committee, comprised of a minimum of three and a maximum of six members appointed by the Board of Directors. It was created and operates in accordance with Central Bank rules. Among its duties, we can highlight the revision, prior to publication, of half yearly financial statements, including explanatory notes, management reports and independent auditor's report.

According to the best corporate governance practices, the Board of Directors approved on 3/22/2010 the creation of the Nominating Committee and Remuneration of the Company, which has as the main objective the proposition of candidates for the Board of Directors (independent or not) and for the post of president of the Bank, as well as review and discuss policies and guidelines for the remuneration of directors. The Committee will consist of a minimum of three and a maximum of five members.

Operational Risks, Internal Controls and Sarbanes-Oxley Law

To put in place, maintain, and disseminate the culture, policies and infrastructure necessary to the proper management and control of Operational Risks constitute Santander’s main strategic and competitive drivers in our continuous search to improve the efficiency of our Control, prevention, mitigation and event and loss reduction system due to Operational Risks; these concerns are reflected in the Mission of the Operational and Technology Risk Department. Thus, the Bank has maintained a specific and independent corporate function, with its own structure, rules, methodologies, tools and internal models focused on the management and control of operational risks, which is also responsible for the technology risks associated to business continuity.

The processes developed and adopted are intended to position and maintain Santander among the financial institutions recognized as the entities with the best practices for the management of Operational Risks and their operations, thus contributing to attaining the strategic objectives and continuously improving the entity’s reputation and its soundness and reliability in the local and international markets.

Santander has a defined management and control model, which ensures that it is adopted by managers in daily operations, the alignment with the guidelines of Banco Santander España, the compliance with the requirements of the New Basel Accord (BIS II), the Bacen, the CVM, and the provisions of the Sarbanes-Oxley Act (SOX).

The Bank´s methodology is based on the best market practices used to identify, capture, assess, control, monitor, manage and prevent operational, technology, and business continuity risks, in addition to continuously strengthen our internal control system, in accordance with the provisions of CMN Resolutions 2554/1998 and 3380/2006, and SOX requirements. We also comply with the guidelines set out by Banco Santander España, which are based on the COSO - Committee of Sponsoring Organizations of the Treadway Commission – Enterprise Risk Management – Integrated Framework.

Senior management is an acting party, aligned with the function’s mission, by recognizing, participating and sharing responsibility for the continuous improvement of this culture and framework, in order to ensure the fulfillment of defined objectives and goals, as well as the security and quality of the products and services provided.

Consistently with the transparency of our operational risks management and control model, and related methodologies, visions and the increased detailing of the internal models adopted and the main results obtained, we disclose, document and register the results in annual financial and corporate reports, are available on our website www.ri.santander.com.br.

In compliance with Bacen Circular 3383/2008, our Board of Directors opted for the Alternative Standardized Approach (ASA) for the calculation of the regulatory capital ratio required for operational risk, starting the first half of 2009.

The revision of 2009 about environmental and internal control efficiency, in compliance with section 404 of SOX, was concluded in February 2010, and no outstanding issue called attention or was appointed.

People

For Banco Santander to become the country’s best and most efficient bank, its employees must come together to forge this progress. One of the bank’s objectives on this front is to become the best place to work in Brazil’s financial sector. Therefore, during this integration process, the bank’s goal is to create employee policies that draw on the best HR practices at the two banks as well as in the financial industry. Guided by this objective, Santander invests regularly in assuring that the human component is effectively considered in all its action both inside and outside of the Organization. Guided by the belief that a satisfied individual is a satisfied professional, Santander motivates and inspires 52 thousand professionals through various programs that address all its stakeholders. The initiatives that in particular promoted in 2010 the development of the people that are part of Santander as follows:

Ownership Process: to Santander, ownership means an individual who identifies with the organization and feels involved in its construction and expansion. To promote ownership with our group, we organize regular surveys during the year, develop actions plans for each area, coordinate an ownership committee that is concerned with the advancement of this issue, and develop company-wide activities for the entire organization. This year, we are also sponsoring Discussions on Participation and Ownership to mobilize all the bank’s employees to think about what they can do to promote ownership throughout the organization.

International Mobility Programs: Santander is a global Organization that fosters exchange between countries as an important form of personal and professional development. We believe these movements are strategic and fundamental to the development of our corporate culture, and lead to productivity gains while maintaining quality and respecting the various cultures of each country. The development of leadership, the constant transfer of technology and the sharing of best practices are why we transfer professionals at a variety of levels.

Our transfer curve indicates that we maintain a good balance between foreign professionals in Brazil and Brazilians working abroad in the various countries in which the Santander Group is present. Our projection for 2010 is to expand our expatriate base by 30%.

Other examples are the Future Leaders Program and the Santander Training Executive Program (STEP), which serve to develop our young talent, who are the future leaders of the Organization. These professionals receive training for one year at our head offices and are then sent to other countries, where they stay for an average of two years in each.

We also have two MBA programs: the International MBA program, which prepares professionals for admissions exams at top schools in Europe and the United States; and the Summer MBA program, which seeks to attract employees coursing MBAs abroad to work on specific projects in Brazil. We believe the experiences people acquire when participating in MBA programs is important for their professional and personal development.

Development: Santander offers special programs for senior executives, such as the Leadership Development and Be a Santander Leader programs, which work to develop leaders who can translate our model and disseminate it throughout the organization in their daily routines, while fostering ownership and creating present and future value for all stakeholders in order to generate results that contribute materially to making Banco Santander a leader in its industry and a reference in society. The program includes interactive seminars, practical applications, workshops and meetings with Presidents, and coaching processes.

For professionals working in bank branches, we offer the Development Trail, which trains these professionals to work at full capacity in their current and future positions. Other initiatives include the Santander Career Program and Opportunities Database, which assures greater transparency for our internal public in terms of access to opportunities within the Conglomerate. All these continuous learning initiatives are structured based on the functions of each professional and are administered in classroom settings or through e-learning.

Quality of Life: This program involves initiatives concerning aspects such as health, social life, work relations and family life, as well as the Personal Support Program, which makes available the services of professionals and specialists to employees and their family members on weekdays and in emergency situations during weekends and holidays.

This Specialized Personal Support Program offers the services of professionals in the following fields: Psychology, Social Services, Financial Advice, Pedagogy, Nutrition, Physical Education, Nursing, Physiotherapy, and Law.

Promoting diversity: Encourage discussion and debate on the issue in order to promote quality relationships with all our stakeholders, while fostering inclusion and development with respect. Programs related to this initiative include:

- Young Apprentice: Offers quality vocational educations to youths in order to prepare them for the job market and encourage them to be active citizens in their communities.

- Jr. Executive: This program, conducted in partnership with the Getúlio Vargas Foundation of São Paulo (FGV-SP) assists African-Brazilian university students by promoting their development, with 20% of the time spent on professional training.

- Discussions on Diversity: formed by groups of employees interested in suggesting, supporting and accompanying any actions that directly or indirectly involve employees and continually improve the quality of relations at the Organization. Priority issues include those involving race, gender, disabilities, age diversity and sexual orientation.

People management is aligned with a comprehensive model for professional and personal development, exchange of experiences and teamwork, supported by strategies to attract, retain and train talent. With policies and processes that foster human and professional development, the people at the Bank are prepared for the challenge of maintaining the organization’s continuous expansion.

Sustainable Development

Santander continues to make progress in creating awareness, training and engaging its stakeholders (employees, clients, suppliers and society) on the issue of sustainability.

By first quarter of 2010, more than 2,400 employees had participated in the Sustainability in Action program, which trains the bank’s action agents to include sustainability in their daily routine and disseminate socio-environmental practices in the branch network. More than a thousand mobilization meetings have been held and around 13,700 employees have completed online courses on the subject.

The Espaço de Práticas em Sustentabilidade portal (www.santander.com.br/sustentabilidade) and ‘Brincando na Rede’ (www.brincandonarede.com.br), a collaborative child entertainment site featuring sustainability and financial guidance for children, registered more than 328 thousand accesses by the beginning of April.

The Projeto Escola Brasil (PEB), a corporate volunteer program, ended the first quarter of 2010 with 221 groups, involving 177 partner schools and more than 2,000 employees. During the period, Regional Dialogs were held to stimulate relations between the volunteers, partner schools and the PEB team. Moreover, in January, we held the first onsite training program focused on preparing the business plan of the five projects aided by ‘Parceiros em Ação’, a program that encourages social entrepreneurship initiatives of women and which create a social impact on the community through income generation.

As for environmental management, in the first quarter of 2010, Santander, which reports its greenhouse gas emissions, joined 24 other large companies in Brazil in the program organized by the Getúlio Vargas Foundation (FGV) to disclose the emissions caused by its operations. For the first time, several suppliers shared information about their operations that influence the Bank’s emissions.

In January, Santander Universidades celebrated the trip by nine students from the Faculty of Medicine of the University of São Paulo (USP) to the Harvard Public Health School for further research. In February, we held the 5th Jovem Jurista Awards in partnership with the Law Faculty of the University of São Paulo.

In the first quarter of 2010, we launched the TOP USA Program, which will provide a two week exchange program for 24 Brazilian students in their trip to the Massachusetts Institute of Technology (MIT), Brown University and Northeastern University in the United States. The program aims to create new fronts for collaboration among the countries and opportunities for sharing the best practices Santander Universidades and the Center for Higher Studies in Security (CAES) a graduate education institution of the São Paulo state military police signed an agreement to offer ten scholarships under the International Scholarship and Mobility Program of the University of Salamanca. The course teaches Spanish language and culture.

Universia began 2010 by further strengthening its collaboration with the academic public. It signed six new partnership agreements with universities, bringing the total to 266 partner Graduate Education Institutions in Brazil.

The National Meeting of Rectors was held to discuss the topic “Innovation and Transfer of Knowledge” by two panels: “The University-Company-Public Administration collaboration” and “Entrepreneurship, Junior Companies and the Innovation Chain: Case Studies of Universities”. Twenty-seven representatives from 24 graduate education institutions participated in the event.

Information

It is part of Santander´s policy to restrict the services provided by our independent auditors, so as to preserve the auditor’s independence and objectivity, in accordance with Brazilian and international standards. In compliance with CVM Instruction 381/2003, we hereby inform that during the first quarter of 2010, there hasn´t been any contract for non-audit services from Deloitte Touche Tohmatsu Auditores Independentes which cumulatively represent more than 5 percent of the related overall consideration.

***

Deloitte Touche Tohmatsu
Rua José Guerra, 127
04719-030 - São Paulo - SP
Brasil

Tel.: +55 (11) 5186-1000
Fax: +55 (11) 5181-2911
www.deloitte.com.br

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

To the Management and Stockholder of
Banco Santander (Brasil) S.A.
São Paulo - SP

1. We have performed a review of the accompanying interim financial statements of Banco Santander (Brasil) S.A. and its subsidiaries, consisting of the individual (Bank) and consolidated balance sheets as of March 31, 2010, the related statements of income for the quarter then ended, changes in stockholders’ equity, cash flows, the performance report and the related notes to the interim financial statements, all expressed in Brazilian reais and prepared under the responsibility of the Bank’s management.

2. Our review was conducted in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council, and consisted principally of: (a) inquiries of and discussions with officials of the Bank and its subsidiaries who have responsibility for accounting, financial and operating matters about the criteria adopted in the preparation of the interim financial statements, and (b) review of the information and subsequent events that had or might have had material effects on the financial position and results of operations of the Bank and its subsidiaries.

3. Based on our review, we are not aware of any material modifications that should be made to the accounting information included in the interim financial statements referred to in paragraph 1, for them to be in conformity with Brazilian accounting practices, applicable to the institutions authorized to operate by the Central Bank of Brazil and in conformity with the standards established by the Brazilian Securities and Exchange Commission (CVM), applicable to the interim financial statements.

4. The accompanying interim financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, April 20, 2010

/s/ DELOITTE TOUCHE TOHMATSU	/s/ Francisco Antonio Maldonado Sant’Anna
DELOITTE TOUCHE TOHMATSU	Francisco Antonio Maldonado Sant’Anna
Auditores Independentes	Contador
CRC nº 2 SP 011609/O-8	CRC nº 1 SP 120424/O-8

(Convenience Translation into English from the Original Previously Issued in Portuguese).

BANCO SANTANDER (BRASIL) S.A. (current name of Banco Santander S.A.) AND SUBSIDIARY COMPANIES
BALANCE SHEETS ON MARCH 31, 2010 AND ON DECEMBER 31, 2009
In thousands of Brazilian Reais - R$, unless otherwise stated

		Bank		Consolidated
	Note	March 31, 2010	December 31, 2009	March 31, 2010	December 31, 2009

Current Assets		172,758,207	175,814,921	193,262,317	193,314,256
Cash	5	3,977,417	5,597,548	3,999,344	5,623,834
Interbank Investments	6	31,444,171	39,072,317	21,729,371	28,898,066
Money Market Investments		15,348,274	21,334,716	15,348,274	21,334,716
Interbank Deposits		15,204,734	16,350,173	5,489,934	6,175,922
Foreign Currency Investments		891,163	1,387,428	891,163	1,387,428
Securities and Derivative Financial Instrument	7	23,083,648	30,522,711	38,745,382	45,673,813
Own Portfolio		14,637,784	22,008,486	13,761,876	21,680,595
Subject to Resale Commitments		5,755,817	3,103,284	4,968,786	1,883,207
Derivative Financial Instruments		1,789,087	2,479,049	1,779,008	2,473,322
Linked to Central Bank of Brazil		463,162	2,512,805	463,162	2,512,805
Linked to Guarantees		437,798	419,087	17,772,550	17,123,884
Interbank Accounts	8	20,511,218	8,648,010	21,093,953	8,648,016
Payments and Receipts Pending Settlement		1,426,922	15,529	1,426,922	15,529
Restricted Deposits:
Central Bank of Brazil		19,007,650	8,538,602	19,590,385	8,538,608
National Housing System		6,051	5,942	6,051	5,942
Interbank Onlending		55,396	66,464	55,396	66,464
Correspondents		15,199	21,473	15,199	21,473
Interbranch Accounts		2,584	2,135	2,698	6,133
Third-party Funds in Transit		2,584	2,135	2,676	2,208
Internal Transfers of Funds		-	-	22	3,925
Lending Operations	9	47,770,396	46,708,229	54,044,370	51,003,819
Public Sector		42,828	70,578	40,199	67,181
Private Sector		49,032,836	47,982,332	55,525,990	52,501,173
(Allowance for Loan Losses)	9.f	(1,305,268)	(1,344,681)	(1,521,819)	(1,564,535)
Leasing Operations	9	222,399	199,250	5,363,957	5,601,305
Public Sector		-	-	766	766
Private Sector		232,967	210,881	5,576,212	5,860,163
(Allowance for Doubtful Lease Receivables)	9.f	(10,568)	(11,631)	(213,021)	(259,624)
Other Receivables		45,398,330	44,699,780	47,320,913	47,042,604
Receivables for Guarantees Honored		3,634	2,030	3,634	2,030
Foreign Exchange Portfolio	10	31,263,324	30,292,620	31,263,324	30,292,620
Income Receivable		398,402	501,342	295,713	272,141
Trading Account	11	624,389	104,047	963,865	435,451
Tax Credits	12	4,967,497	5,084,675	5,512,071	5,597,886
Other	13	8,238,591	8,823,559	9,422,072	10,589,517
(Allowance for Losses on Other Receivables)	9.f	(97,507)	(108,493)	(139,766)	(147,041)
Other Assets		348,044	364,941	962,329	816,666
Other Assets	14	139,058	216,916	141,397	219,660
(Allowance for Valuation)	14	(129,256)	(122,614)	(131,456)	(124,776)
Prepaid Expenses		338,242	270,639	952,388	721,782

		Bank		Consolidated
	Note	March 31, 2010	December 31, 2009	March 31, 2010	December 31, 2009

Long-Term Assets		134,211,176	130,097,923	120,281,267	119,107,020
Interbank Investments	6	8,284,489	6,710,196	1,189,202	1,275,629
Interbank Deposits		7,931,920	6,365,510	836,633	930,943
Foreign Currency Investments		352,769	344,886	352,769	344,886
(Allowance for Losses)		(200)	(200)	(200)	(200)
Securities and Derivative Financial Instrument	7	58,864,148	56,900,061	35,271,873	34,016,945
Own Portfolio		15,749,068	18,461,801	7,918,241	10,116,000
Subject to Resale Commitments		26,131,990	17,344,683	8,502,037	711,461
Derivative Financial Instruments		2,847,916	2,721,838	2,843,526	2,715,550
Linked to Central Bank of Brazil		10,018,143	15,481,638	10,018,143	15,481,638
Privatization Certificates		1,604	1,550	1,604	1,550
Linked to Guarantees		4,115,427	2,888,551	5,988,322	4,990,746
Interbank Accounts	8	245,140	239,918	245,140	239,918
Restricted Deposits:
National Housing System		176,106	175,029	176,106	175,029
Interbank Onlending		69,034	64,889	69,034	64,889
Lending Operations	9	51,897,760	50,889,036	57,813,202	57,593,823
Public Sector		98,833	174,606	98,833	174,606
Private Sector		58,242,647	57,284,691	64,459,834	64,282,210
(Allowance for Loan Losses)	9.f	(6,443,720)	(6,570,261)	(6,745,465)	(6,862,993)
Leasing Operations	9	308,055	399,919	7,257,449	7,682,952
Public Sector		-	-	803	945
Private Sector		352,821	431,908	7,724,374	8,062,586
(Allowance for Doubtful Lease Receivables)	9.f	(44,766)	(31,989)	(467,728)	(380,579)
Other Receivables		14,551,000	14,874,566	18,362,982	18,126,487
Receivables for Guarantees Honored		18,773	16,874	18,773	16,874
Foreign Exchange Portfolio	10	670,220	895,101	670,220	895,101
Income Receivable		43,405	46,749	43,405	46,752
Tax Credits	12	6,183,356	6,130,518	8,286,605	8,220,917
Other	13	7,866,392	8,012,024	9,596,489	9,194,641
(Allowance for Losses on Other Receivables)	9.f	(231,146)	(226,700)	(252,510)	(247,798)
Other Assets		60,584	84,227	141,419	171,266
Temporary Investments		8,061	8,061	8,069	8,069
(Allowance for Losses)		(1,765)	(1,765)	(1,773)	(1,773)
Prepaid Expenses		54,288	77,931	135,123	164,970

Permanent Assets		46,143,373	46,390,939	29,223,433	29,902,465
Investments		18,108,472	17,712,472	84,170	88,973
Investments in Affiliates and Subsidiaries:	16	18,085,358	17,683,494	24,463	24,056
Domestic		17,987,415	17,587,736	24,463	24,056
Foreign		97,943	95,758	-	-
Other Investments		95,929	106,316	109,471	119,849
(Allowance for Losses)		(72,815)	(77,338)	(49,764)	(54,932)
Property and Equipment in Use	17	3,735,220	3,605,974	3,788,103	3,657,656
Real Estate		1,517,033	1,471,945	1,521,268	1,476,189
Other		5,217,474	5,068,666	5,300,172	5,149,208
(Accumulated Depreciation)		(2,999,287)	(2,934,637)	(3,033,337)	(2,967,741)
Intangibles	18	24,299,681	25,072,493	25,351,160	26,155,836
Goodwill		26,667,183	26,619,000	27,788,102	27,739,919
Intangible Assets		4,489,377	4,383,216	4,608,741	4,498,341
(Accumulated Amortization)		(6,856,879)	(5,929,723)	(7,045,683)	(6,082,424)
Total Assets		353,112,756	352,303,783	342,767,017	342,323,741

		Bank		Consolidated
	Note	March 31, 2010	December 31, 2009	March 31, 2010	December 31, 2009

Current Liabilities		184,348,686	178,795,915	195,742,988	190,043,742
Deposits	19.a	77,812,511	82,415,068	69,426,699	74,717,943
Demand Deposits		13,543,430	14,968,013	13,329,469	14,787,247
Savings Deposits		25,781,459	25,216,924	25,781,459	25,216,924
Interbank Deposits		8,975,035	8,277,599	807,060	762,033
Time Deposits		29,112,323	33,401,967	29,108,447	33,401,174
Other Deposits		400,264	550,565	400,264	550,565
Money Market Funding	19.b	35,313,967	29,368,895	35,150,687	29,231,185
Own Portfolio		26,214,707	14,973,688	26,075,836	14,946,527
Third Parties		3,780,882	9,633,621	3,756,473	9,523,072
Linked to Trading Portfolio Operations		5,318,378	4,761,586	5,318,378	4,761,586
Funds from Acceptance and Issuance of Securities	19.c	8,022,618	8,243,008	8,206,808	8,396,950
Exchange Acceptances		-	-	133,579	101,921
Real Estate Credit Notes, Mortgage Notes, Credit and Similar Notes		7,589,808	7,014,825	7,640,419	7,066,846
Securities Issued Abroad		432,810	1,228,183	432,810	1,228,183
Interbank Accounts	8	1,330,421	41,105	1,330,421	41,105
Receipts and Payments Pending Settlement		1,300,971	1,755	1,300,971	1,755
Correspondents		29,450	39,350	29,450	39,350
Interbranch Accounts		1,615,066	1,915,633	1,615,066	1,915,633
Third-Party Funds in Transit		1,584,970	1,863,326	1,584,970	1,863,326
Internal Transfers of Funds		30,096	52,307	30,096	52,307
Borrowings	19.e	9,887,159	8,044,839	9,891,236	8,044,839
Local Borrowings - Other Officials		117,370	240,113	117,370	240,113
Local Borrowings - Other		267,078	-	271,155	-
Foreign Borrowings		9,502,711	7,804,726	9,502,711	7,804,726
Domestic Onlendings - Official Institutions	19.e	2,478,308	2,481,235	2,478,308	2,481,235
National Treasury		18,193	27,252	18,193	27,252
National Economic and Social Development Bank (BNDES)		693,615	705,108	693,615	705,108
Federal Savings and Loan Bank (CEF)		1,524	1,879	1,524	1,879
National Equipment Financing Authority (FINAME)		1,633,214	1,566,640	1,633,214	1,566,640
Other Institutions		131,762	180,356	131,762	180,356
Foreign Onlendings	19.e	526,398	722,887	526,398	722,887
Foreign Onlendings		526,398	722,887	526,398	722,887
Derivative Financial Instruments	7	1,363,642	1,724,817	1,353,483	1,717,678
Derivative Financial Instruments		1,363,642	1,724,817	1,353,483	1,717,678
Other Payables		45,998,596	43,838,428	65,763,882	62,774,287
Collected Taxes and Other		1,000,670	99,548	1,009,182	104,171
Foreign Exchange Portfolio	10	29,486,199	28,749,034	29,486,199	28,749,034
Social and Statutory		531,185	1,707,394	562,737	1,844,523
Tax and Social Security	20	4,556,737	1,877,219	5,794,683	2,864,753
Trading Account	11	399,533	119,602	717,995	422,713
Technical Provision for Insurance, Pension Plan and Capitalization Operations		-	-	17,584,353	17,026,327
Subordinated Debts	21	2,152	2,104	2,152	2,104
Other	22	10,022,120	11,283,527	10,606,581	11,760,662

		Bank		Consolidated
	Note	March 31, 2010	December 31, 2009	March 31, 2010	December 31, 2009

Long-Term Liabilities		103,321,029	108,834,866	81,149,482	87,185,711
Deposits	19.a	63,945,462	64,509,271	37,896,688	38,755,122
Interbank Deposits		26,227,820	25,824,884	104,851	2,232
Time Deposits		37,717,642	38,684,387	37,791,837	38,752,890
Money Market Funding	19.b	5,732,619	5,552,576	5,595,542	5,380,872
Own Portfolio		5,732,619	5,552,576	5,595,542	5,380,872
Funds from Acceptance and Issuance of Securities	19.c	1,495,531	1,564,799	2,273,574	2,340,275
Exchange Acceptances		-	-	372,291	367,803
Real Estate Credit Notes, Mortgage Notes, Credit and Similar Notes		173,823	201,820	579,575	609,493
Securities Issued Abroad		1,321,708	1,362,979	1,321,708	1,362,979
Borrowings	19.e	2,049,347	2,879,791	2,049,347	2,879,791
Local Borrowings - Other Institutions		-	259,782	-	259,782
Foreign Borrowings		2,049,347	2,620,009	2,049,347	2,620,009
Domestic Onlendings - Official Institutions	19.e	6,176,985	5,933,049	6,176,985	5,933,049
National Treasury		-	12,650	-	12,650
National Economic and Social Development Bank (BNDES)		3,269,125	3,192,981	3,269,125	3,192,981
Federal Savings and Loan Bank (CEF)		2,361	2,765	2,361	2,765
National Equipment Financing Authority (FINAME)		2,895,985	2,718,029	2,895,985	2,718,029
Other Institutions		9,514	6,624	9,514	6,624
Foreign Onlendings	19.e	1,019,542	1,141,202	1,019,542	1,141,202
Foreign Onlendings		1,019,542	1,141,202	1,019,542	1,141,202
Derivative Financial Instruments	7	3,023,152	2,687,097	3,027,236	2,686,924
Derivative Financial Instruments		3,023,152	2,687,097	3,027,236	2,686,924
Other Payables		19,878,391	24,567,081	23,110,568	28,068,476
Foreign Exchange Portfolio	10	596,234	767,690	596,234	767,690
Tax and Social Security	20	2,894,917	6,216,427	5,639,375	9,198,568
Trading Account	11	-	-	52	464
Technical Reserve for Insurance, Pension Plan and Capitalization Transactions		-	-	272,165	269,280
Subordinated Debts	21	9,854,027	11,304,786	9,854,027	11,304,786
Other	22	6,533,213	6,278,178	6,748,715	6,527,688

Deferred Income		161,104	145,556	171,690	161,030
Deferred Income		161,104	145,556	171,690	161,030

Minority Interest		-	-	454,665	440,565

Stockholders' Equity	24	65,281,937	64,527,446	65,248,192	64,492,693
Capital:		62,806,071	62,806,071	62,806,071	62,803,941
Brazilian Residents		6,249,089	6,249,089	6,249,089	6,246,959
Foreign Residents		56,556,982	56,556,982	56,556,982	56,556,982
Capital Reserves		726,566	726,566	724,436	726,566
Revaluation Reserves		919,467	919,467	919,467	919,467
Adjustment to Fair Value		216,209	75,342	176,010	35,143
Retained Earnings		613,624	-	622,208	7,576
Total Liabilities and Stockholders' Equity		353,112,756	352,303,783	342,767,017	342,323,741

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese).

BANCO SANTANDER (BRASIL) S.A. (current name of Banco Santander S.A.) AND SUBSIDIARY COMPANIES
STATEMENTS OF INCOME FOR THE QUARTER ENDED MARCH 31, 2010 AND 2009
In thousands of Brazilian Reais - R$, unless otherwise stated

		Bank		Consolidated
	Note	March 31, 2010	March 31, 2009	March 31, 2010	March 31, 2009
Financial Income		9,820,488	3,955,207	10,377,660	9,176,450
Lending Operations		6,105,514	2,535,181	6,781,293	6,454,253
Leasing Operations		16,162	34,804	459,111	505,159
Securities Transactions	7	3,333,210	1,225,782	2,416,843	1,997,175
Derivatives		60,605	363,070	56,637	1,184,063
Insurance, Pension Plan and Capitalization		-	-	357,439	-
Foreign Exchange Operations		199,611	(236,814)	199,611	(1,042,052)
Compulsory Investments		105,386	33,184	106,726	77,852

Financial Expenses		(6,716,916)	(2,629,118)	(6,500,077)	(6,072,479)
Funding Operations	19.d	(3,987,920)	(2,018,653)	(3,308,143)	(4,152,494)
Borrowings and Onlendings		(578,727)	311,285	(578,727)	492,935
Technical Reserves for Insurance, Pension Plan
and Capitalization Adjustment and Interest		-	-	(275,116)	-
Allowance for Loan Losses	9.f	(2,150,269)	(921,750)	(2,338,091)	(2,412,920)
Gross Profit From Financial Operations		3,103,572	1,326,089	3,877,583	3,103,971

Other Operating (Expenses) Income		(2,239,366)	(964,411)	(2,659,868)	(2,454,446)
Income from Services Rendered	27	1,167,207	657,234	1,307,866	1,338,843
Income from Banking Fees	27	421,737	131,993	512,957	476,048
Net Income from Premiums, Pension Plan and Capitalization		-	-	104,487	-
Personnel Expenses	28	(1,142,551)	(458,330)	(1,196,438)	(1,219,319)
Other Administrative Expenses	29	(2,374,316)	(1,301,296)	(2,482,716)	(2,291,686)
Tax Expenses	30	(436,402)	(222,559)	(510,632)	(584,219)
Investments in Affiliates and Subsidiaries	16	504,997	521,177	406	134,398
Other Operating Income	31	513,172	190,303	608,384	630,420
Other Operating Expenses	32	(893,210)	(482,933)	(1,004,182)	(938,931)

Income From Operations		864,206	361,678	1,217,715	649,525
Nonoperating Income	33	252,758	47,808	255,871	88,405
Income Before Taxes On Income and Profit Sharing		1,116,964	409,486	1,473,586	737,930

Income and Social Contribution Taxes	34	117,885	116,476	(203,050)	(103,459)
Provision for Income Tax		(14,723)	42,152	(265,219)	(491,684)
Provision for Social Contribution Tax		-	29,551	(113,931)	(168,484)
Deferred Tax Credits		132,608	44,773	176,100	556,709
Profit Sharing		(221,225)	(109,553)	(241,719)	(204,742)

Minority Interest		-	-	(14,185)	(11,210)
Net Income		1,013,624	416,409	1,014,632	418,519

Number of Shares (Thousands)	24.a	399,044,117	325,732,888
Earnings per Thousand Shares (R$)		2.54	1.28

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese).

BANCO SANTANDER (BRASIL) S.A. (current name of Banco Santander S.A.) AND SUBSIDIARY COMPANIES
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY FOR THE QUARTER ENDED MARCH 31, 2010
In thousands of Brazilian Reais - R$, unless otherwise stated

				Profit Reserves		Adjustment to Fair Value
					Reserve for
			Capital	Legal	Dividend		Affiliates and	Retained
	Note	Capital	Reserves	Reserve	Equalization	Position Own	Subsidiaries	Earnings	Total

Balances as of December 31, 2009		62,806,071	726,566	769,476	149,991	83,034	(7,692)	-	64,527,446
Adjustment to Fair Value - Securities
and Derivative Financial Instruments		-	-	-	-	135,878	4,989	-	140,867
Net Income		-	-	-	-	-	-	1,013,624	1,013,624
Allocations:
Interest on Capital	24.b	-	-	-	-	-	-	(400,000)	(400,000)
Balances as of March 31, 2010		62,806,071	726,566	769,476	149,991	218,912	(2,703)	613,624	65,281,937

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese).

BANCO SANTANDER (BRASIL) S.A. (current name of Banco Santander S.A.) AND SUBSIDIARY COMPANIES
STATEMENTS OF CASH FLOW FOR THE QUARTER ENDED MARCH 31
In thousands of Brazilian Reais - R$, unless otherwise stated

		Bank		Consolidated
	Note	March 31, 2010	March 31, 2009	March 31, 2010	March 31, 2009
Cash Flow from Operating Activities
Net Income		1,013,624	416,409	1,014,632	418,519
Adjustment Net Income		3,149,979	1,273,893	4,115,294	3,623,437
Allowance for Loan Losses	9.f	2,150,269	921,750	2,338,091	2,412,920
Provision for Contingent Liabilities		728,291	418,927	848,763	844,460
Deferred Tax Credits		(17,294)	(139,054)	97,120	(145,611)
Equity in Affiliates and Subsidiaries	16	(504,997)	(521,177)	(406)	(134,398)
Depreciation and Amortization	29	1,032,616	641,721	1,069,839	765,560
Recognition (Reversal) Allowance for Losses on Other Assets	33	7,078	(787)	7,116	(978)
Gain (Loss) on Sale of Other Assets	33	(178,537)	(2,358)	(178,514)	(738)
Gain (Loss) Impairment of Assets	32	1,571	1,546	947	(7,522)
Gain (Loss) on Sale of Other Investments	33	(62,302)	(47,047)	(62,494)	(110,260)
Other		(6,716)	372	(5,168)	4
Changes on Assets and Liabilities		(11,316,011)	(5,141,755)	(11,873,196)	(8,360,878)
Decrease (Increase) in Interbank Investments		(2,157,554)	86,507	(904,246)	(1,666,908)
Decrease (Increase) in Securities and Derivative Financial Instruments		5,695,484	(6,584,685)	5,906,153	(3,500,122)
Decrease (Increase) in Lending and Leasing Operations		(4,183,639)	(769,609)	(4,961,184)	(1,239,427)
Decrease (Increase) in Deposits on Central Bank of Brazil		(10,469,048)	114,074	(11,051,777)	(99,019)
Decrease (Increase) in Other Receivables		(585,130)	3,927,674	(643,695)	3,659,821
Decrease (Increase) in Other Assets		(32,987)	(2,849)	(189,785)	110,617
Net Change on Other Interbank and Interbranch Accounts		(411,081)	(954,605)	(407,197)	(1,550,147)
Increase (Decrease) in Deposits		(5,166,366)	(2,169,332)	(6,149,681)	(3,712,923)
Increase (Decrease) in Money Market Funding		6,125,116	6,441,203	6,134,171	3,986,960
Increase (Decrease) in Funds from Acceptance and Issuance of Securities		(289,659)	(365,580)	(256,844)	(159,411)
Increase (Decrease) in Borrowings and Onlendings		934,738	(618,199)	938,812	(1,530,001)
Increase (Decrease) in Other Liabilities		(791,433)	(4,245,162)	(886,434)	(2,655,409)
Increase (Decrease) in Technical Provision for Insurance,
Pension Plan and Capitalization Operations		-	-	587,851	-
Increase (Decrease) in Change in Deferred Income		15,548	(1,192)	10,660	(4,909)
Net Cash Provided by (Used in) Operating Activities		(7,152,408)	(3,451,453)	(6,743,270)	(4,318,922)
Investing Activities
Acquisition of Investment		(27,292)	(87,264)	(27,107)	(96,471)
Acquisition of Property and Equipment in Use		(266,603)	(99,751)	(273,489)	(152,867)
Acquisition of Intangible Assets		(130,190)	(674,580)	(133,817)	(666,421)
Net Cash Received on Sale/Reduction of Investments		99,786	2,167,635	99,978	1,576,844
Proceeds from Assets not in Use		272,379	2,372	272,640	13,351
Proceeds from Property in Use		5,937	90,755	10,748	113,028
Dividends and Interest on Capital Received		260,354	394,448	33	-
Net Cash Provided by (Used in) Investing Activities		214,371	1,793,615	(51,014)	787,464
Financing Activities
Acquisition of Treasury Shares	24.d	-	(1,948)	-	(1,948)
Increase (Decrease) in Subordinated Debts		(1,450,711)	1,632,789	(1,450,711)	1,744,083
Paid Dividends and Interest on Capital		(1,442,789)	(1,359,000)	(1,552,964)	(1,359,378)
Increase (Decrease) on Minority Interest		-	-	14,100	15,022
Net Cash Provided by (Used in) Financing Activities		(2,893,500)	271,841	(2,989,575)	397,779
Increase (Decrease) in Cash and Cash Equivalents		(9,831,537)	(1,385,997)	(9,783,859)	(3,133,679)
Cash and Cash Equivalents Beginning of Period	5	18,508,144	23,886,113	18,384,166	27,377,646
Cash and Cash Equivalents End of Period	5	8,676,607	22,500,116	8,600,307	24,243,967

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese).

BANCO SANTANDER (BRASIL) S.A. (current name of Banco Santander S.A.) AND SUBSIDIARY COMPANIES
NOTES TO THE FINANCIAL STATEMENTS AS OF MARCH 31, 2010 AND 2009 AND DECEMBER 31, 2009
In thousands of Brazilian Reais - R$, unless otherwise stated

1. Operations

Banco Santander (Brasil) S.A. (Banco Santander or Bank), indirectly controlled by Banco Santander, S.A., with headquarters in Spain (Banco Santander Espanha), is the lead institution of the financial and non-financial group with the Central Bank of Brazil (Bacen), established as a corporation, with main offices at Avenida Presidente Juscelino Kubitschek, 2041 e 2235 - Bloco A -Vila Olímpia - São Paulo - SP, and operates as a multiple service bank, conducting operations such as commercial, foreign exchange, investment, credit and financing and mortgage loan, leasing portfolios (through related entities) and, insurance, pension plan, capitalization, leasing, asset management, and securities and insurance brokerage operations. Transactions are conducted within the context of a group of financial institutions that operate on an integrated basis in the financial and capital markets.

The Extraordinary Stockholder's Meeting held on April 14, 2009, approved the changes of the social denomination from Banco Santander S.A. to Banco Santander (Brasil) S.A.

Global Offering of Shares

The Board of Directors’ meeting held on September 18, 2009 approved the implementation of the public offering, which includes the issuance of 525,000,000 Units, each representing one of 55 common shares and 50 preferred shares, all registered shares, without par value, free and clear of any liens or encumbrances, consisting of the simultaneous initial public offering of Units in Brazil and Units abroad, included in the form of ADRs representing ADSs.

At the same meeting the listing of Banco Santander was approved and the trade of the Units in BM&FBovespa - Securities, Commodities and Futures Exchange (BM&FBovespa) level 2 Corporate Governance Practices.

The Global Offering was coordinated on a firm commitment of settlement. Under the Instruction 400/2003 of Brazilian Securities Commission (CVM), the total number of Units/ADSs initially offered in the Global Offering was increased in 6.85 percents i.e., which means 35,955,648 Units, in the form of ADSs, designed to meet a possible excess of demand over the Global Offering (Supplemental Option).

On October 6, 2009, the Global Offering shares were priced at R$23.50 per Unit. The Units are traded on the BM&FBovespa and the New York Stock Exchange (NYSE) since October 7, 2009.

The other characteristics and terms set out in the Final Global Offering Prospect for the Initial Public Offering of Certificates of Deposit Shares (Units) Issuance of Banco Santander dated October 6, 2009, are available at www.santander.com.br and the CVM website and its english version on Form - F1, available on the US Securities and Exchange Commission (SEC) website.

The ratification, by Bacen, of the Bank's capital increase due to the completion of the Global Offering and Supplemental Option occurred on October 14, 2009 and on October 29, 2009, respectively.

The results of the Global Offering were disclosed under the closing announcement published in issues of Valor Econômico on November 10, 2009.

2. Corporate Restructuring

a) Merger of Shares of Banco ABN AMRO Real S.A. (Banco Real) and ABN AMRO Brasil Dois Participações S.A. (AAB Dois Par)

On July 24, 2008, Banco Santander, S.A., headquartered in Spain (Banco Santander Spain), took indirect share control of the companies of the ABN AMRO Real Group in Brazil, after meeting all conditions for this transfer of control, especially the approval of De Nederlandsche Bank (the Central Bank of the Netherlands) and the Bacen.

The Extraordinary Stockholders' Meeting held on August 29, 2008 of Banco Santander, Banco Real and AAB Dois Par approved the corporate restructuring as defined in the "Agreement and Plan of Merger of Shares of Banco ABN AMRO Real S.A. and ABN AMRO Brasil Dois Participações S.A. into Banco Santander S.A." (Merger Agreement).

The above-mentioned merger agreement established the justifications and conditions for the corporate restructuring consisting of the merger of all shares of Banco Real and AAB Dois Par into Banco Santander (Merger of Shares). As a result of the merger of shares: (i) Banco Real and AAB Dois Par were converted into wholly-owned subsidiaries of Banco Santander; (ii) Banco Santander’s capital was increased based on the economic value of the shares of Banco Real and AAB Dois Par from R$9,131,448 to R$47,152,201 and (iii) shares were issued by Banco Santander and delivered to the respective stockholders of Banco Real and AAB Dois Par. The goodwill accrued based on the August 31, 2008 data related to the acquisition of Banco Real and AAB Dois Par was R$26,333,931.

The objectives of the operation are: (i) assure the transfer of the businesses acquired by Banco Santander Spain to its subsidiary already established and in operation in Brazil - Banco Santander; (ii) assure the preservation of the corporate entity of Banco Santander, Banco Real and AAB Dois Par; (iii) concentrate the minority interest in these institutions only in Banco Santander.

The operation allows to rationalize and simplify the equity structure of the companies of the Santander Group in Brazil and will enable the stockholders of Banco Real and AAB Dois Par to become stockholders of a publicly traded company and have access to the current dividend policy of Banco Santander.

This new structure also allows a reduction of administrative costs, especially those related to legal and regulatory requirements.

As this is an operation involving the merger of shares, the corporate entity of Banco Real and AAB Dois Par were preserved and any variations subsequent to the date of their balance sheets were properly accounted for in their respective accounting books.

There merger of shares was approved by Bacen on January 27, 2009.

b) Merger of Banco Real and Sudameris Distribuidora de Títulos e Valores Mobiliários S.A. (Sudameris DTVM)

The Extraordinary Stockholders' Meeting held on April 30, 2009 of Banco Real and Sudameris DTVM, its respective stockholders approved the merger of Sudameris DTVM by Banco Real, pursuant the “Agreement and Plan of Merger of Sudameris Distribuidora de Títulos e Valores Mobiliários S.A. by Banco ABN AMRO Real S.A.” and the Extraordinary Stockholders' Meeting held on the same date by Banco Santander and Banco Real was approved the merger of Banco Real by Banco Santander pursuant the “Agreement and Plan of Merger of Banco ABN AMRO Real S.A. by Banco Santander S.A.”.

The Mergers will be carried out through the transfer of the book net assets of the Merged Companies to the equity of the Merger, based on the audited balance sheets as of March 31, 2009 and the changes in equity occurring between the date of said balance sheets and the completion of the Mergers were recognized and recorded directly by the acquirers.

As the Mergers involved wholly-owned subsidiaries, no matters have occurred, as a result of operations (i) determining a share exchange ratio; (ii) defining withdrawal rights; (iii) increasing the capital of Banco Santander and Banco Real, and (iv) changing the voting, dividend or any other equity or corporate rights to which the stock issues by Banco Santander is currently entitled were not necessary as a result of these transactions.

The merger of sum of assets of Sudameris DTVM was approved by Bacen on August 13, 2009 and the merger of Banco Real is in ratification process.

c) Merger of Shares of Santander Seguros S.A. (Santander Seguros), Banco Comercial e de Investimento Sudameris S.A. (BCIS) and Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S.A. (Santander Brasil Asset)

The Extraordinary Stockholders' Meeting held on August 14, 2009, of Banco Santander, Santander Seguros, Banco BCIS, and Santander Brasil Asset was approved the merger of shares proposal of Santander Seguros, BCIS and Santander Brasil Asset into the equity of Banco Santander pursuant the “Agreement and Plan of Merger of Shares of Santander Seguros S.A., Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S.A. and Banco Comercial e de Investimento Sudameris S.A into the equity of Banco Santander (Brasil) S.A.” (the Merger Agreement).

The Merger Agreement establishes the reasons and conditions for the corporate restructuring consisting of the merger of all the shares of Santander Seguros, Banco BCIS and Santander Brasil Asset into the equity of Banco Santander (share merger). As a result of the share merger, Santander Seguros, Banco BCIS and Santander Brasil Asset were transformed into wholly-owned subsidiaries of Banco Santander, under Article 252 of Law 6,404/1976 and the stockholders’ equity of Banco Santander was increased in the amount of R$2,471,413 to the corresponding value of the shares of Santander Seguros, BCIS and Santander Brasil Asset, through the issuance of 14,410,886 shares (7,710,343 shares and 6,700,543 preferred shares), issued by Banco Santander, all registered shares with no par value, delivered to the respective shareholders of the Merged Companies that their shares were incorporated, to replace the shares held in their companies prior to approval of the merger of shares.

The balance sheets of Banco Santander, Santander Seguros, BCIS and Santander Brasil Asset as of June 30, 2009 consist of the basic balance sheets of the share mergers.

As this transaction refers to share merger, as set out in Law, the legal personality of the merged companies was maintained and the changes in equity subsequent to the date of their balance sheets were properly recorded in their accounting books.

Santander Seguros' shares incorporation caused mutual ownership for Banco Santander and Santander Seguros. This united ownership will be eliminated within one year after the of the Extraordinary Stockholders' meeting which have approved the shares incorporation, as established by the current regulation.

The merger of shares was approved by Bacen on September 28, 2009 and on December 23, 2009 by Superintendence of Private Insurance (Susep) (related to Santander Seguros).

d) Merger of BCIS and ABN AMRO Administradora de Cartões de Crédito Ltda. (AA Cartões)

On August 31, 2009, the shareholders of Banco BCIS and Banco Santander and the partners of AA Cartões approved, on respective Extraordinary Stockholders' Meeting and Partners’ Meeting the corporate restructuring proposal of BCIS and AA Cartões by Banco Santander pursuant to the terms and conditions of the “Agreement and Plan of Merger of Banco Comercial e de Investimento Sudameris S.A. and ABN AMRO Administradora de Cartões de Crédito Ltda by Banco Santander (Brasil) S.A.”

The merger was carried out through the transfer of the book net assets of the merged companies to the equity of the merging company, based on the audited balance sheets as of June 30, 2009 and the changes in equity occurring between the date of said balance sheets and the completion of the mergers were recognized and recorded directly by the merging company.

The merger of book assets is subject to approval by Bacen.

e) Full spin-off of Santander Investimentos e Participações S.A. (Santander Participações) with the transfer of portions of its equity to Banco Santander and Santander Advisory Services S.A. (Advisory)

The Extraordinary Stockholders' Meeting held on August 31, 2009, of Banco Santander, Santander Participações and Advisory were approved the corporate restructuring proposal for the full spin-off of Santander Participações, with the transfer of portions of its equity to Banco Santander and Advisory pursuant to the terms and conditions of the “Full Spin-off Agreement and Plan of Santander Investimentos e Participações S.A., with the transfer of portions of its equity to Banco Santander (Brasil) S.A. and Santander Advisory Services S.A.” (the Spin-off Agreement).

The Spin-off Agreement establishes the reasons and conditions for the corporate restructuring consisting of the full spin-off of Santander Participações (the “Spun-off Company”), its termination and the transfer of its equity to Banco Santander and Advisory (spin-off).

Under the Spin-off Agreement, the stockholders' equity of the spun-off Company was appraised based on the balance as of June 30, 2009. As a result of the spin-off (i) the spun-off Company was terminated; (ii) all assets, rights, liabilities, obligations and liabilities of the spun-off Company related to the spun-off net assets were automatically and respectively transferred to the net assets of Banco Santander and Advisory, which became the successors of all its rights and obligations related to the spun-off net assets. The changes in equity of each book assets occurring between the date of said balance sheets and the completion's date were recorded in the books and other accounting documents of Banco Santander and Advisory them competed.

The spin-off agreement with transfer of all its equity to Banco Santander and Advisory is under approval by Bacen in order to be ratified.

The corporate restructuring mentioned above, represent steps in the process of consolidating the investments in Brazil, with a consequent strengthening of its operational structure and organizational unification of their activities.

f) Other reorganizations of Banco Santander's controlled companies

Still related to part of the social restructuring process of the Conglomerate companies, several reorganizations were implemented within Banco Santander's controlled companies:

- Merger of Cruzeiro Factoring Sociedade de Fomento Comercial Ltda. and Credicenter Empreendimentos e Promoções Ltda. by AA Cartões on January 30, 2009.

- Merger of ABN AMRO Brasil Participações e Investimentos S.A. by AA Cartões on May 29, 2009.

- Merger of AAB Dois Par and Real Seguros Vida e Previdência S.A. (RSVP) (current denomination of Real Tokio Marine Vida e Previdência S.A.) by Santander Seguros on September 30, 2009. The merger and denomination alteration are been ratified by Susep.

- Partial spin-off of Santander Corretora de Câmbio e Valores Mobiliários S.A. (Santander CCVM) with transfer of the net assets to Santander S.A. – Corretora de Câmbio e Títulos (Santander CCT) on September 30, 2009, which is being ratified by Bacen.

- Merger of Santander Brasil S.A. Corretora de Títulos e Valores Mobiliários (SB CTVM) by Santander CCT on September 30, 2009, which is being ratified by Bacen.

- Merger of ABN AMRO Arrendamento Mercantil S.A. (ABN Leasing) by Santander Leasing S.A. Arrendamento Mercantil (Santander Leasing) on September 30, 2009, ratified by Bacen on November 30, 2009.

- Merger of Santander Asset Management Distribuidora de Títulos e Valores Mobiliários Ltda. (Santander Asset) by Santander Brasil Asset on November 30, 2009, which is being ratified by Bacen.

- Merger of Santander Brasil Arrendamento Mercantil S.A. (SB Leasing) by Santander Leasing on November 30, 2009, which is being ratified by Bacen.

- Merger of Real Capitalização S.A. (Real Capitalização) by Santander Capitalização S.A. (Santander Capitalização) on September 30, 2009, ratified by Susep on January 19, 2010.

- Merger of Santander CCT by Santander CCVM on March 31, 2010, which is being ratified by Bacen.

3. Presentation of Financial Statements

The financial statements of Banco Santander, which include its foreign branches (Bank) and the consolidated financial statements of the Bank and its subsidiaries (Consolidated) indicated in note 16 have been prepared in accordance with accounting practices established by Brazilian Corporate Law and standards established by the National Monetary Council (CMN), the Central Bank of Brazil and the CVM, the National Council of Private Insurance (CNSP) and the Susep when applicable. It was adopted for report of financial the approved regulations from CVM related to international accounting convergence process that does not conflict with the rules of CMN and Bacen.

During the preparation of the consolidated financial statements, equity in subsidiaries, significant balances arising from transactions among domestic branches, foreign branches and subsidiaries, and unrealized profits between these entities have been eliminated. Minority interest is recorded in a separate caption in stockholders’ equity and in the statements of income. The balances stated in the jointly-owned subsidiaries’ balance sheets and statements of income were consolidated in proportion to the interest in the subsidiary.

The information of the leasing transactions has been reclassified, in order to reflect its financial position in the consolidated financial statements in conformity with the financial method of accounting for leasing operations.

The preparation of financial statements requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses for the reporting periods. Since Management’s judgment involves making estimates concerning the likelihood of future events, actual amounts could differ from those estimates.

4. Significant Accounting Practices

a) Results of Operations

Determined on the accrual basis of accounting and includes income, charges and monetary or exchange variations earned or incurred through the balance sheet date, on a daily pro rata basis.

b) Financial Statement Translation

The functional currency used for the operations of the branches abroad is the Brazilian Real. The assets and liabilities are substantially monetary items and are converted by exchange rates at the end of the period, the non-monetary items are measured at cost history and the results are converted by the average exchange rates for the period.

The exchange effects of the operations of the branches abroad are located in the lines of the statement of income, according to the assets and liabilities which resulted it.

c) Current and Long-Term Assets and Liabilities

When applicable, allowances for valuation are recorded to reflect market or realizable values are explained by the realizable or settlement amounts, respectively, and include income, charges and monetary or exchange variations earned or incurred through the balance sheet date, determined on a daily pro rata basis. The allowance for loan losses is based on analyses of outstanding lending operations (past-due and current), past experience, future expectations, and specific portfolio risks, as well as on the risk assessment policy of the Bank’s management for recognition of allowances, including requirements of the CMN and Bacen.

Receivables and payables due within 12 months are recorded in current assets and liabilities, respectively, except for trading securities that, regardless of their maturity, are classified in current assets, in conformity with Bacen Circular 3,068/2001.

d) Cash and Cash Equivalents

For purposes of the statements of cash flows, cash and cash equivalents correspond to the balances of cash and applications interbank liquidity investments with immediate convertibility in to cash or with original maturity of more than ninety days.

e) Securities

Securities are presented in accordance with the following recognition and accounting valuation criteria:
I - Trading securities.
II - Available-for-sale securities.
III - Held-to-maturity securities.
“Trading securities” include securities acquired for the purpose of being actively and frequently traded and “held-to-maturity securities” include those which the Bank intends to maintain in its portfolio to maturity. “Available-for-sale securities” include those which cannot be classified in categories I and III. Securities classified in categories I and II are stated at cost plus income earned through the balance sheet date, calculated on a daily pro rata basis, and adjusted to fair value, reflecting the increase or decrease arising from this adjustment in:
(1) The related income or expense account, in income for the period, when related to securities classified as “trading securities”, net of tax effects; and
(2) Separate caption in stockholders’ equity, when related to securities classified as “available-for-sale securities”, net of tax effects. The adjustments to fair value on sale of these securities are transferred to income for the period.

Securities classified as “held-to-maturity securities” are stated at purchase price, increased by the earnings until the balance sheet date, calculated on a daily pro rata basis.

Permanent losses in the realization value of the "available-for-sale" and "held-to-maturity securities" are recognized in the statement of income.

f) Derivatives

Derivatives are classified according to Management's intent to use them for hedging or not. Transactions made at customers' request, on own account, or those which do not meet the criteria for hedge accounting, especially derivatives used to manage the global risk exposure, are reported at fair value, with realized and unrealized gains and losses included into the period income.

Derivatives designated as hedge may be classified as:
I - Market risk hedge.
II - Cash flow hedge.
Derivatives designated as hedge and the respective hedged items are adjusted to fair value, considering the following:
(1) For those classified in category I, the increase or decrease is recorded in income or expense for the period, net of tax effects; and
(2) For those classified in category II, the increase or decrease is recorded in a separate caption in stockholders’ equity, net of tax effects.

Some hybrid financial instruments contain both a derivative and a non-derivative component. In such cases, the derivative component is termed an embedded derivative. The embedded derivatives are recorded separately from the contract they are bound with.

g) Prepaid Expenses

Funds used in advance payments, whose benefits or provision of services will occur in future years, are recorded as “prepaid expenses” and allocated to income over the term of the respective agreements.

h) Permanent Assets

Stated at acquisition cost and include:

h.1) Investments

Adjustments to investments in affiliates and subsidiaries are determined under the equity method of accounting and recorded as investments in affiliates and subsidiaries. Other investments are stated at cost, reduced to fair value, when applicable.

h.2) Property and Equipment

Depreciation of property and equipment is determined under the straight-line method at the following annual rates: buildings - 4%, installations, furniture, equipment in use, communication and security systems - 10%, data processing systems and vehicles - 20%, and leasehold improvements - 10% or considering the benefit period of the terms of rental contracts.

h.3) Intangible assets

Goodwill on acquisition of subsidiaries is amortized over 10 years, based on expected future earnings and is tested for impairment annually or more frequently if conditions or circumstances indicate an impairment.

Goodwill on merger and the related reduction account, reserve for maintenance of integrity of the merging entity’s stockholders’ equity, are amortized over a period of up to 10 years, based on expected future earnings.

Exclusivity contracts for provision of banking services are accrued the payments related to the commercial partnership contracts with the private and public sectors to assure exclusivity for banking services of payroll credit processing and payroll loans, maintenance of collection portfolio, supplier payment services and other banking services, allocated to income over the term of the respective agreements.

Acquisition and development of software are amortized over a maximum period of 5 years.

i) Technical Reserves Related to the Insurance, Pension Plan and Capitalization Activities

Technical reserves are recognized and calculated in accordance with the provisions and criteria established in CNSP Resolutions 139/2005 and 162/2006, changed by CNSP Resolution 181/2007, 195/2008 and 204/2009, and SUSEP Circular 288/2005.

i.1) Insurance and Pension Plan

I – Unearned Premium Reserve (PPNG)

The PPNG is recognized based on the portions of retained premiums corresponding to the policies’ unelapsed risk periods calculated on a daily pro rata basis.

II – Unearned Premium Reserve – Unissued Current Risks (PPNG-RVNE)

The PPNG-RVNE is to estimate the portion of unearned premiums referring to assumed risks whose corresponding policies are not issued.

III - Premium Deficiency Reserve (PIP)

These resolutions also established the PIP for when the PPNG is not sufficient to cover claims plus administrative expenses to incur, situation verified through actuarial calculation.

IV - Unexpired Risk Reserve (PRNE)

The PRNE is calculated on a daily pro rata basis based on net contributions released during the month and its objective is to provision the contribution installment corresponding to the nonincurred risk period, counted as of the calculation date.

V - Contribution Deficiency Reserve (PIC)

The PIC is recognized to provision deviations in relation to mathematical reserves’ technical bases for current and future benefits. The biometric tables used as parameter for the recognition consider for the survival of female and male participants the AT2000 Male table and the plan interest rate.

VI - Administrative Expenses Reserve (PDA)

The PDA is recognized to cover possible expenses arising from the payment of current and future benefits, according to the methodology described in the Actuarial Technical Note (NTA).

VII - Supplementary Premium Reserve (PCP)

The PCP is calculated on a daily pro rata basis, based on beginning and ending dates of the risk period and net retained commercial premiums or contributions. The reserve amount is the difference, when positive, between the average of the sum of amounts calculated daily during the recording month and PPNG (Insurance) and PRNE (Pension Plan) recognized in the month, considering all prevailing risks, issued or not, received or not.

VIII - Mathematical Reserves for Current and Future Benefits (PMBaC and PMBC)

The PMBaC are recognized based on contributions made under the capitalization financial system. The PMBC represent commitments under continued income plans which are recognized through actuarial calculation for the traditional, pension plan (PGBL) and cash value life insurance (VGBL) plans.

IX – Claims Payable Reserve (PSL)

The PSL is recognized based on notices received by the insurance company related to insurance and coinsurance claims which were accepted but not yet paid.

X - Reserve for Losses Incurred but Not Reported (IBNR reserve)

The IBNR reserve is recognized based on actuarial technical note or on the historical estimate between the claim occurrence date and its report, in accordance with CNSP Resolution 162/2006 (changed by CNSP Resolution 181/2007, 195/2008 and 204/2009) for Insurance and Susep Circular Letter 288/2005 for Pension Plan. The Insurance Personal Injury caused by Motor Vehicles (DPVAT) reserve, included in the balance of the provision for losses incurred but not reported is recognized based on information provided by the management of the National Federation of Private Insurance and Capitalization Companies (Fenaseg). As of March 2008, DPVAT is managed by insurance Líder - DPVAT.

XI - Reserve for Future Policy Benefits (PBaR)

The PBaR is recognized based on the claims notice and the past due risks or lump-sum amounts payable.

XlI - Reserve for Oscillation Risk (POR)

The POR is made to cover any gaps in the commitments expected, and is calculated according to methodology described in the NTA.

XIII - Financial Surplus Reserve (PEF)

The PEF surplus amounts accrued to be used according to plan regulations.

XIV - Financial Fluctuation Reserve (POF)

The POF is recognized to prevent possible future deficiencies arising from the mismatch between inflation adjustment index and interest rate guaranteed in mathematical reserves.

XV - Reserve for Surrenders and/or Other Future Policy Benefits

Corresponds to amounts related to surrenders and returns of contributions/premiums and the portability requested which, for any reason, have not yet been transferred.

i.2) Capitalization

The technical reserve of the savings bonds are determined by a percentage applied to amounts received from subscribers, as required under its Actuarial Note for each product and the conditions of each proposal, and updated monthly by the Basic Reference Rate (TR) applied to savings accounts and capitalized at a rate of 0.5 per month and may be redeemed under the conditions described in the title of capitalization. The monetary and interest credited to technical reserve are recorded as financial expenses.

j) Pension Plan

The actuarial liabilities related to pension plans are recorded based on an actuarial study made by independent actuaries, by the end of each period and used in the following period, in accordance with CVM Resolution 371/2000.

Expenses related to sponsors’ contributions to the plans are recognized on the accrual basis.

k) Contingent Assets and Liabilities and Legal Obligations

k.1) Contingent Assets

Contingent assets are not recorded, except when there are real guarantees or unappealable court decisions, for which a favorable outcome is practically certain. Contingent assets whose likelihood of favorable outcome is probable, if any, are only disclosed in the financial statements.

k.2) Contingent Liabilities

Contingent liabilities are recorded based on the nature, complexity and history of lawsuits, and on the opinion of the in-house and outside legal counsel when the risk of loss on the administrative or judicial proceeding is considered as probable and the amounts can be reasonably determined.

k.3) Legal Obligations - Tax and Social Security

Refer to judicial and administrative proceedings related to tax and social security obligations challenging their legality or constitutionality which, regardless of the assessment of the likelihood of a favorable outcome, have their amounts fully recorded in the financial statements.

l) Deferred Income

Refers to income received before the completion of the term of the obligation that gave rise to it, including non-refundable income, mainly related to guarantees and collaterals provided and credit card annual fees. Deferred income is recorded in income over the term of the respective agreements.

m) Income Tax (IRPJ) and Social Contribution on Net Income (CSLL)

Income tax is calculated at the rate of 15% plus a 10% surtax; social contribution tax is calculated at the rate of 15% for financial institutions, and for non-financial companies the social contribution tax rate is 9%, after adjustments determined by tax legislation. Deferred tax assets and liabilities are computed basically on certain temporary differences between the book and tax basis of assets and liabilities, tax losses, and adjustments to fair value of securities and derivatives.

In accordance with the current regulation, the expected realization of the Bank’s tax credits, as shown in note 12.b, is based on the projection of future income and a technical study.

n) Impairment Valuation

Nonfinancial Assets are subject to the assessment of recoverable values on an annual or more frequently basis if conditions or circumstances indicate the possibility of impairment.

5. Cash and Cash Equivalents

	Bank
	March 31, 2010	December 31, 2009	March 31, 2009	December 31, 2008
Cash	3,977,417	5,597,548	1,786,434	2,449,760
Interbank Investments	4,699,190	12,910,596	20,713,682	21,436,353
Money Market Investments	3,675,326	11,257,097	18,797,988	12,857,439
Interbank Deposits	132,701	266,347	7,814	258,455
Foreign Currency Investments	891,163	1,387,152	1,907,880	8,320,459
Total	8,676,607	18,508,144	22,500,116	23,886,113

	Consolidated
	March 31, 2010	December 31, 2009	March 31, 2009	December 31, 2008
Cash	3,999,344	5,623,834	3,684,920	5,087,316
Interbank Investments	4,600,963	12,760,332	20,559,047	22,290,330
Money Market Investments	3,675,326	11,257,066	18,397,997	12,857,439
Interbank Deposits	34,474	116,114	-	687,952
Foreign Currency Investments	891,163	1,387,152	2,161,050	8,744,939
Total	8,600,307	18,384,166	24,243,967	27,377,646

6. Interbank Investments

	Bank
	March 31, 2010				December 31, 2009
	Up to	From 3 to	Over
	3 months	12 months	12 months	Total	Total
Money Market Investments	11,907,266	3,441,008	-	15,348,274	21,334,716
Own Portfolio	5,220,585	1,104,862	-	6,325,447	7,114,316
Treasury Bills - LFT	83	-	-	83	2,238,363
National Treasury Bills - LTN	2,962,167	101,442	-	3,063,609	923,765
National Treasury Notes - NTN	2,164,206	1,003,420	-	3,167,626	3,890,870
Securities Issued Abroad by The Brazilian Government	94,129	-	-	94,129	61,318
Third-party Portfolio	2,239,262	1,561,689	-	3,800,951	9,619,580
Treasury Bills - LFT	499,998	-	-	499,998	2,272,809
National Treasury Bills - LTN	279,363	350,262	-	629,625	1,115,880
National Treasury Notes - NTN	1,459,901	1,211,427	-	2,671,328	6,230,891
Sold Position	4,447,419	774,457	-	5,221,876	4,600,820
National Treasury Bills - LTN	1,606,751	-	-	1,606,751	1,227,764
National Treasury Notes - NTN	2,840,668	774,457	-	3,615,125	3,373,056
Interbank Deposits	5,164,231	10,040,503	7,931,920	23,136,654	22,715,683
Foreign Currency Investments	891,163	-	352,769	1,243,932	1,732,314
Allowance for Losses	-	-	(200)	(200)	(200)
Total	17,962,660	13,481,511	8,284,489	39,728,660	45,782,513
Current				31,444,171	39,072,317
Long-term				8,284,489	6,710,196

	Consolidated
	March 31, 2010				December 31, 2009
	Up to	From 3 to	Over
	3 months	12 months	12 months	Total	Total
Money Market Investments	11,907,266	3,441,008	-	15,348,274	21,334,716
Own Portfolio	5,244,995	1,104,862	-	6,349,857	7,114,316
Treasury Bills - LFT	83	-	-	83	2,238,363
National Treasury Bills - LTN	2,986,577	101,442	-	3,088,019	923,765
National Treasury Notes - NTN	2,164,206	1,003,420	-	3,167,626	3,890,870
Securities Issued Abroad by The Brazilian Government	94,129	-	-	94,129	61,318
Third-party Portfolio	2,214,852	1,561,689	-	3,776,541	9,619,580
Treasury Bills - LFT	499,998	-	-	499,998	2,272,809
National Treasury Bills - LTN	254,953	350,262	-	605,215	1,115,880
National Treasury Notes - NTN	1,459,901	1,211,427	-	2,671,328	6,230,891
Sold Position	4,447,419	774,457	-	5,221,876	4,600,820
National Treasury Bills - LTN	1,606,751	-	-	1,606,751	1,227,764
National Treasury Notes - NTN	2,840,668	774,457	-	3,615,125	3,373,056
Interbank Deposits	1,410,457	4,079,477	836,633	6,326,567	7,106,865
Foreign Currency Investments	891,163	-	352,769	1,243,932	1,732,314
Allowance for Losses	-	-	(200)	(200)	(200)
Total	14,208,886	7,520,485	1,189,202	22,918,573	30,173,695
Current				21,729,371	28,898,066
Long-term				1,189,202	1,275,629

7. Securities and Derivatives

a) Securities

I) By Category
	Bank
	March 31, 2010				December 31, 2009
		Effect of adjustment to fair value on:		Carrying	Carrying
	Cost	Income	Equity	amount	amount
Trading Securities	18,022,726	13,148	-	18,035,874	14,249,173
Government Securities	15,357,891	11,074	-	15,368,965	11,686,692
Private Securities	2,664,835	2,074	-	2,666,909	2,562,481
Available-for-sale Securities	58,088,825	-	350,012	58,438,837	67,133,917
Government Securities	28,187,947	-	328,061	28,516,008	38,032,291
Private Securities	29,900,878	-	21,951	29,922,829	29,101,626
Held-to-maturity Securities	836,082	-	-	836,082	838,795
Government Securities	836,082	-	-	836,082	838,795
Total Securities	76,947,633	13,148	350,012	77,310,793	82,221,885
Derivatives (Assets)	4,179,839	457,164	-	4,637,003	5,200,887
Total Securities and Derivatives	81,127,472	470,312	350,012	81,947,796	87,422,772
Current				23,083,648	30,522,711
Long-term				58,864,148	56,900,061
Derivatives (Liabilities)	(4,309,473)	(77,321)	-	(4,386,794)	(4,411,914)
Current				(1,363,642)	(1,724,817)
Long-term				(3,023,152)	(2,687,097)

	Consolidated
	March 31, 2010				December 31, 2009
		Effect of adjustment to fair value on:		Carrying	Carrying
	Cost	Income	Equity	amount	amount
Trading Securities	33,383,977	14,324	-	33,398,301	29,358,150
Government Securities	16,003,751	12,250	-	16,016,001	12,430,138
Private Securities	2,673,227	2,074	-	2,675,301	2,744,365
Equity Fund Shares - Guarantors of
Benefit Plans - PGBL/VGBL	14,706,999	-	-	14,706,999	14,183,647
Available-for-sale Securities	33,967,401	-	356,419	34,323,820	43,474,016
Government Securities	29,656,623	-	334,488	29,991,111	39,456,528
Private Securities	4,310,778	-	21,931	4,332,709	4,017,488
Held-to-maturity Securities	1,672,600	-	-	1,672,600	1,669,720
Government Securities	1,672,600	-	-	1,672,600	1,669,720
Total Securities	69,023,978	14,324	356,419	69,394,721	74,501,886
Derivatives (Assets)	4,168,939	453,595	-	4,622,534	5,188,872
Total Securities and Derivatives	73,192,917	467,919	356,419	74,017,255	79,690,758
Current				38,745,382	45,673,813
Long-term				35,271,873	34,016,945
Derivatives (Liabilities)	(4,303,437)	(77,282)	-	(4,380,719)	(4,404,602)
Current				(1,353,483)	(1,717,678)
Long-term				(3,027,236)	(2,686,924)

II) Trading Securities

	Bank
	March 31, 2010			December 31, 2009
		Adjustment
		to fair value -	Carrying	Carrying
Trading Securities	Cost	income	amount	amount
Government Securities	15,357,891	11,074	15,368,965	11,686,692
Treasury Certificates - CFT	56,441	2,745	59,186	65,883
National Treasury Bills - LTN	3,963,642	(1,356)	3,962,286	4,349,803
Treasury Bills - LFT	638,643	104	638,747	604,623
National Treasury Notes - NTN B	8,807,601	8,582	8,816,183	4,787,717
National Treasury Notes - NTN C	293,459	2,735	296,194	170,096
National Treasury Notes - NTN F	1,360,505	1,118	1,361,623	1,397,979
Agricultural Debt Securities - TDA	209,235	(2,481)	206,754	255,659
Global Bonds	28,365	(373)	27,992	54,932
Private Securities	2,664,835	2,074	2,666,909	2,562,481
Shares	299,527	1,041	300,568	218,126
Receivables Investment Fund - FIDC (1)	77,095	-	77,095	106,746
Investment Fund Shares in Participation - FIP	323,161	-	323,161	310,488
Investment Fund Shares	4,078	-	4,078	3,992
Eurobonds	394	-	394	-
Debentures	1,960,580	1,033	1,961,613	1,923,129
Total	18,022,726	13,148	18,035,874	14,249,173

	Bank
	March 31, 2010
Trading Securities	Without	Up to	From 3 to	From 1 to	Over
by Maturity	maturity	3 months	12 months	3 years	3 years	Total
Government Securities	-	1,243,172	5,549,359	7,069,929	1,506,505	15,368,965
Treasury Certificates - CFT	-	-	-	59,186	-	59,186
National Treasury Bills - LTN	-	1,149,472	282,258	2,530,556	-	3,962,286
Treasury Bills - LFT	-	8,183	2,446	316,935	311,183	638,747
National Treasury Notes - NTN B	-	35,116	5,023,016	3,372,742	385,309	8,816,183
National Treasury Notes - NTN C	-	769	111,144	-	184,281	296,194
National Treasury Notes - NTN F	-	-	64,888	716,633	580,102	1,361,623
Agricultural Debt Securities - TDA	-	49,632	64,913	73,877	18,332	206,754
Global Bonds	-	-	694	-	27,298	27,992
Private Securities	627,807	46,147	6,895	58,788	1,927,272	2,666,909
Shares	300,568	-	-	-	-	300,568
Receivables Investment Fund - FIDC (1)	-	39,244	3,011	-	34,840	77,095
Investment Fund Shares in Participation - FIP	323,161	-	-	-	-	323,161
Investment Fund Shares	4,078	-	-	-	-	4,078
Eurobonds	-	11	-	-	383	394
Debentures	-	6,892	3,884	58,788	1,892,049	1,961,613
Total	627,807	1,289,319	5,556,254	7,128,717	3,433,777	18,035,874

	Consolidated
	March 31, 2010			December 31, 2009
		Adjustment
		to fair value -	Carrying	Carrying
Trading Securities	Cost	income	amount	amount
Government Securities	16,003,751	12,250	16,016,001	12,430,138
Treasury Certificates - CFT	56,441	2,745	59,186	65,883
National Treasury Bills - LTN	3,963,642	(1,356)	3,962,286	4,349,801
Treasury Bills - LFT	1,252,498	(245)	1,252,253	1,244,122
National Treasury Notes - NTN B	8,817,976	8,582	8,826,558	4,861,849
National Treasury Notes - NTN C	315,089	4,260	319,349	191,875
National Treasury Notes - NTN F	1,360,505	1,118	1,361,623	1,406,017
Agricultural Debt Securities - TDA	209,235	(2,481)	206,754	255,659
Global Bonds	28,365	(373)	27,992	54,932
Private Securities	2,673,227	2,074	2,675,301	2,744,365
Shares	299,527	1,041	300,568	218,143
Receivables Investment Fund - FIDC (1)	77,095	-	77,095	106,746
Investment Fund Shares in Participation - FIP	323,161	-	323,161	310,488
Investment Fund Shares	1,857,061	-	1,857,061	1,966,257
Eurobonds	394	-	394	-
Debentures	79,559	1,033	80,592	75,571
Bank Certificates of Deposits - CDB	36,430	-	36,430	67,160
Equity Fund Shares - Guarantors of
Benefit Plans - PGBL/VGBL	14,706,999	-	14,706,999	14,183,647
Total	33,383,977	14,324	33,398,301	29,358,150

	Consolidated
	March 31, 2010
Trading Securities	Without	Up to	From 3 to	From 1 to	Over
by Maturity	maturity	3 months	12 months	3 years	3 years	Total
Government Securities	-	1,294,108	5,693,028	7,359,477	1,669,388	16,016,001
Treasury Certificates - CFT	-	-	-	59,186	-	59,186
National Treasury Bills - LTN	-	1,149,472	282,258	2,530,556	-	3,962,286
Treasury Bills - LFT	-	58,370	146,055	606,483	441,345	1,252,253
National Treasury Notes - NTN B	-	35,201	5,023,076	3,372,742	395,539	8,826,558
National Treasury Notes - NTN C	-	1,433	111,144	-	206,772	319,349
National Treasury Notes - NTN F	-	-	64,888	716,633	580,102	1,361,623
Agricultural Debt Securities - TDA	-	49,632	64,913	73,877	18,332	206,754
Global Bonds	-	-	694	-	27,298	27,992
Private Securities	2,480,790	79,034	11,601	65,719	38,157	2,675,301
Shares	300,568	-	-	-	-	300,568
Receivables Investment Fund - FIDC (1)	-	39,244	3,011	-	34,840	77,095
Investment Fund Shares in Participation - FIP	323,161	-	-	-	-	323,161
Investment Fund Shares	1,857,061	-	-	-	-	1,857,061
Eurobonds	-	11	-	-	383	394
Debentures	-	14,986	3,884	58,788	2,934	80,592
Bank Certificates of Deposits - CDB	-	24,793	4,706	6,931	-	36,430
Equity Fund Shares - Guarantors of Benefit Plans - PGBL/VGBL	14,706,999	-	-	-	-	14,706,999
Total	17,187,789	1,373,142	5,704,629	7,425,196	1,707,545	33,398,301

III) Available-for-sale Securities

	Bank
	March 31, 2010			December 31, 2009
		Adjustment
		to Fair Value -	Carrying	Carrying
Available-for-sale Securities	Cost	Equity	Amount	Amount
Government Securities	28,187,947	328,061	28,516,008	38,032,291
Treasury Certificates - CFT	81,543	9,652	91,195	101,465
Securitized Credit	1,072	532	1,604	1,550
National Treasury Bills - LTN	-	-	-	9,604,259
Treasury Bills - LFT	2,520,039	(109)	2,519,930	2,473,033
National Treasury Notes - NTN A	118,412	5,613	124,025	109,768
National Treasury Notes - NTN B	1,989,735	25,731	2,015,466	1,942,738
National Treasury Notes - NTN C	551,271	276,972	828,243	822,779
National Treasury Notes - NTN F	22,344,344	4,596	22,348,940	22,336,058
National Treasury Notes - NTN P	105	(11)	94	91
Agricultural Debt Securities - TDA	48	-	48	47
Global Bonds	205,732	5,085	210,817	274,251
Foreign Government Securities	375,646	-	375,646	366,252
Private Securities	29,900,878	21,951	29,922,829	29,101,626
Shares	801,243	(42,964)	758,279	777,477
Receivables Investment Fund - FIDC (1)	197,258	-	197,258	-
Investment Fund Shares in Participation - FIP	999	-	999	-
Debentures	26,517,196	19,572	26,536,768	26,003,727
Eurobonds	176,287	(5,002)	171,285	160,584
Promissory Notes - NP	1,287,028	1,978	1,289,006	1,284,261
Real Estate Credit Notes - CCI	21,931	-	21,931	24,543
Agribusiness Receivables Certificates - CDCA	8,000	(1,135)	6,865	6,683
Certificates of Real Estate Receivables - CRI	890,936	49,502	940,438	844,351
Total	58,088,825	350,012	58,438,837	67,133,917

	Bank
	March 31, 2010
Available-for-sale Securities	Without	Up to	From 3 to	From 1 to	Over
by Maturity	maturity	3 months	12 months	3 years	3 years	Total
Government Securities	-	24,213	791,596	20,864,772	6,835,427	28,516,008
Treasury Certificates - CFT	-	-	-	90,871	324	91,195
Securitized Credit	-	-	-	-	1,604	1,604
Treasury Bills - LFT	-	-	1,082	-	2,518,848	2,519,930
National Treasury Notes - NTN A	-	1,912	-	-	122,113	124,025
National Treasury Notes - NTN B	-	16,076	231,928	118,793	1,648,669	2,015,466
National Treasury Notes - NTN C	-	6,209	73	-	821,961	828,243
National Treasury Notes - NTN F	-	-	550,063	20,076,969	1,721,908	22,348,940
National Treasury Notes - NTN P	-	-	-	94	-	94
Agricultural Debt Securities - TDA	-	16	-	32	-	48
Global Bonds	-	-	311	210,506	-	210,817
Foreign Government Securities	-	-	8,139	367,507	-	375,646
Private Securities	956,536	364,575	1,106,878	647,542	26,847,298	29,922,829
Shares	758,279	-	-	-	-	758,279
Receivables Investment Fund - FIDC (1)	197,258	-	-	-	-	197,258
Investment Fund Shares in Participation - FIP	999	-	-	-	-	999
Debentures	-	137,002	3,822	468,278	25,927,666	26,536,768
Eurobonds	-	9	41	167,981	3,254	171,285
Promissory Notes - NP	-	227,564	1,061,442	-	-	1,289,006
Real Estate Credit Notes - CCI	-	-	2,305	4,418	15,208	21,931
Agribusiness Receivables Certificates - CDCA	-	-	-	6,865	-	6,865
Certificates of Real Estate Receivables - CRI	-	-	39,268	-	901,170	940,438
Total	956,536	388,788	1,898,474	21,512,314	33,682,725	58,438,837

	Consolidated
	March 31, 2010			December 31, 2009
		Adjustment
		to Fair Value -	Carrying	Carrying
Available-for-sale Securities	Cost	Equity	Amount	Amount
Government Securities	29,656,623	334,488	29,991,111	39,456,528
Treasury Certificates - CFT	81,543	9,652	91,195	101,465
Securitized Credit	1,072	532	1,604	1,550
National Treasury Bills - LTN	241,488	(285)	241,203	9,844,263
Treasury Bills - LFT	2,659,205	613	2,659,818	2,619,807
National Treasury Notes - NTN A	,	,	,	,
National Treasury Notes - NTN B	2,190,314	28,199	2,218,513	2,135,540
National Treasury Notes - NTN C	620,239	277,435	897,674	822,779
National Treasury Notes - NTN F	23,162,819	7,655	23,170,474	23,180,715
National Treasury Notes - NTN P	105	(11)	94	91
Agricultural Debt Securities - TDA	48	-	48	47
Global Bonds	205,732	5,085	210,817	274,251
Foreign Government Securities	375,646	-	375,646	366,252
Private Securities	4,310,778	21,931	4,332,709	4,017,488
Shares	802,011	(42,964)	759,047	777,477
Receivables Investment Fund - FIDC (1)	197,258	-	197,258	-
Investment Fund Shares in Participation - FIP	999	-	999	-
Investment Fund Shares	172	-	172	-
Debentures	925,667	19,552	945,219	919,109
Eurobonds	176,287	(5,002)	171,285	160,584
Promissory Notes - NP	1,287,028	1,978	1,289,006	1,284,261
Bank Certificates of Deposits - CDB	489	-	489	480
Real Estate Credit Notes - CCI	21,931	-	21,931	24,543
Agribusiness Receivables Certificates - CDCA	8,000	(1,135)	6,865	6,683
Certificates of Real Estate Receivables - CRI	890,936	49,502	940,438	844,351
Total	33,967,401	356,419	34,323,820	43,474,016

	Consolidated
	March 31, 2010
Available-for-sale Securities	Without	Up to	From 3 to	From 1 to	Over
by Maturity	maturity	3 months	12 months	3 years	3 years	Total
Government Securities	-	30,645	1,078,338	21,463,766	7,418,362	29,991,111
Treasury Certificates - CFT	-	-	-	90,871	324	91,195
Securitized Credit	-	-	-	-	1,604	1,604
National Treasury Bills - LTN	-	-	241,203	-	-	241,203
Treasury Bills - LFT	-	-	1,082	4,871	2,653,865	2,659,818
National Treasury Notes - NTN A	-	1,912	-	-	122,113	124,025
National Treasury Notes - NTN B	-	20,519	231,928	173,236	1,792,830	2,218,513
National Treasury Notes - NTN C	-	8,198	73	-	889,403	897,674
National Treasury Notes - NTN F	-	-	595,602	20,616,649	1,958,223	23,170,474
National Treasury Notes - NTN P	-	-	-	94	-	94
Agricultural Debt Securities - TDA	-	16	-	32	-	48
Global Bonds	-	-	311	210,506	-	210,817
Foreign Government Securities	-	-	8,139	367,507	-	375,646
Private Securities	957,476	365,068	1,108,407	648,945	1,252,813	4,332,709
Shares	759,047	-	-	-	-	759,047
Receivables Investment Fund - FIDC (1)	197,258	-	-	-	-	197,258
Investment Fund Shares in Participation - FIP	999	-	-	-	-	999
Investment Fund Shares	172	-	-	-	-	172
Debentures	-	137,006	5,351	469,681	333,181	945,219
Eurobonds	-	9	41	167,981	3,254	171,285
Promissory Notes - NP	-	227,564	1,061,442	-	-	1,289,006
Bank Certificates of Deposits - CDB	-	489	-	-	-	489
Real Estate Credit Notes - CCI	-	-	2,305	4,418	15,208	21,931
Agribusiness Receivables Certificates - CDCA	-	-	-	6,865	-	6,865
Certificates of Real Estate Receivables - CRI	-	-	39,268	-	901,170	940,438
Total	957,476	395,713	2,186,745	22,112,711	8,671,175	34,323,820

(1) Receivables Investment Fund (FIDC) shares are calculated based on the value of the receivables and other financial assets in the respective portfolios, less respective provisions that take into consideration aspects related to the debtors, their guarantors and the corresponding transaction’s characteristics, according to accounting standards and practices for evaluating credits.

IV) Held-to-maturity Securities

	Bank
	March 31, 2010
			by Maturity
Held-to-maturity	Cost/Carrying Amount		Up to	From 3 to	From 1 to	Over
Securities (1)	March 31, 2010	December 31, 2009	3 months	12 months	3 years	3 years	Total
Government
Securities	836,082	838,795	11,435	3,454	4,084	817,109	836,082
National Treasury
Notes - NTN C	826,143	827,539	9,797	-	-	816,346	826,143
National Treasury
Notes - NTN I	9,939	11,256	1,638	3,454	4,084	763	9,939
Total	836,082	838,795	11,435	3,454	4,084	817,109	836,082

	Consolidated
	March 31, 2010
			by Maturity
Held-to-maturity	Cost/Carrying Amount		Up to	From 3 to	From 1 to	Over
Securities (1)	March 31, 2010	December 31, 2009	3 months	12 months	3 years	3 years	Total
Government
Securities	1,672,600	1,669,720	23,283	4,856	4,084	1,640,377	1,672,600
National Treasury
Notes - NTN B	230,858	228,697	841	1,402	-	228,615	230,858
National Treasury
Notes - NTN C	1,431,803	1,429,767	20,804	-	-	1,410,999	1,431,803
National Treasury
Notes - NTN I	9,939	11,256	1,638	3,454	4,084	763	9,939
Total	1,672,600	1,669,720	23,283	4,856	4,084	1,640,377	1,672,600
(1) Market value of held-to-maturity securities is R$1,298,957 in the Bank and R$2,209,169 in the Consolidated (December 31, 2009 - R$ 1,280,511 in the Bank and R$2,157,238 in the Consolidated).

In accordance with Bacen Circular 3,068/2001, article 8, Santander has the positive intent and ability to hold to maturity the securities classified as held-to-maturity securities.

The fair value of securities is computed based on the average quotation on organized markets and their estimated cash flows, discounted to present value using the applicable interest rate, which are considered representative of the market conditions at the balance sheet date.

The principal interest rates are obtained from futures and swap contracts traded on the BM&FBovespa. Adjustments to these curves are made whenever certain points are considered illiquid or when, for unusual reasons, they do not fairly represent market conditions.

V) Financial Income - Securities Transactions

	Bank		Consolidated
	March 31, 2010	December 31, 2009	March 31, 2010	December 31, 2009
Income From Fixed-income Securities	2,120,481	940,559	1,582,736	1,372,814
Income From Interbank Investments	1,199,676	713,459	818,810	973,107
Income From Variable-income Securities	(319)	(63,005)	(501)	(21,329)
Other	13,372	(365,231)	15,798	(327,417)
Total	3,333,210	1,225,782	2,416,843	1,997,175

b) Derivatives

I) Derivatives recorded in memorandum and balance sheets

	Bank
	March 31, 2010			December 31, 2009
	Trading			Trading
	Notional	Cost	Fair Value	Notional	Cost	Fair Value
Swap		333,833	507,198		713,091	1,009,418
Asset	75,764,307	10,687,033	11,235,602	91,676,828	17,887,506	18,100,969
CDI (Interbank Deposit Rates) (1)	24,711,208	8,061,300	8,615,868	32,792,477	10,894,896	11,131,990
Fixed Interest Rate - Reais (1)	4,854,561	2,625,733	2,619,734	9,183,696	6,992,610	6,968,979
Indexed to Price and Interest Rates	9,528,060	-	-	9,084,347	-	-
Indexed to Foreign Currency	36,661,378	-	-	40,616,308	-	-
Other Indexes	9,100	-	-	-	-	-
Liabilities	75,430,474	(10,353,200)	(10,728,404)	90,963,737	(17,174,415)	(17,091,551)
CDI (interbank deposit rates)	16,649,908	-	-	21,897,581	-	-
Fixed Interest Rate - Reais	2,228,828	-	-	2,191,086	-	-
Indexed to Price and Interest Rates	14,179,817	(4,651,757)	(4,705,923)	14,693,101	(5,608,754)	(5,357,343)
Indexed to Foreign Currency (1)	42,300,516	(5,639,138)	(5,962,857)	52,149,259	(11,532,951)	(11,706,541)
Other Indexes	71,405	(62,305)	(59,624)	32,710	(32,710)	(27,667)
Options	215,971,940	(187,439)	(134,789)	210,580,935	(295,810)	(306,410)
Purchased Position	90,422,053	561,525	435,106	100,621,439	541,139	570,923
Call Option - US Dollar	6,372,633	212,658	134,273	7,817,978	258,022	156,932
Put Option - US Dollar	7,924,392	231,255	235,519	2,887,722	80,404	95,328
Call Option - Other (2)	30,305,588	64,502	41,472	45,304,774	122,454	51,397
Put Option - Other (1) (2)	45,819,440	53,110	23,842	44,610,965	80,259	267,266
Sold Position	125,549,887	(748,964)	(569,895)	109,959,496	(836,949)	(877,333)
Call Option - US Dollar	13,993,049	(402,344)	(203,475)	12,636,309	(398,891)	(212,672)
Put Option - US Dollar	6,439,054	(234,746)	(296,993)	5,641,480	(222,978)	(372,847)
Call Option - Other (1) (2)	41,904,056	(66,178)	(44,194)	40,273,279	(140,391)	(71,535)
Put Option - Other (2)	63,213,728	(45,696)	(25,233)	51,408,428	(74,689)	(220,279)
Futures Contracts	53,312,833	-	-	44,886,986	-	-
Purchased Position	41,739,724	-	-	13,285,362	-	-
Exchange Coupon (DDI)	6,918,148	-	-	6,993,861	-	-
Interest Rates (DI1 and DIA)	30,503,746	-	-	5,264,962	-	-
Foreign Currency	3,864,562	-	-	952,995	-	-
Indexes (3)	220,295	-	-	33,339	-	-
Treasury Bonds/Notes	223,604	-	-	40,205	-	-
Other	9,369	-	-	-	-	-
Sold Position	11,573,109	-	-	31,601,624	-	-
Exchange Coupon (DDI)	6,588,951	-	-	3,082,656	-	-
Interest Rates (DI1 and DIA)	3,774,272	-	-	26,793,018	-	-
Foreign Currency	376,438	-	-	1,594,393	-	-
Indexes (3)	62,593	-	-	9,174	-	-
Treasury Bonds/Notes	770,855	-	-	122,383	-	-
Forward Contracts and Others	10,516,451	(385,328)	(218,188)	9,439,270	(58,207)	(67,654)
Purchased Commitment	4,745,616	(35,239)	(96,661)	4,015,128	69,236	116,859
Currencies	4,705,188	(35,239)	(96,661)	4,015,128	67,172	114,795
Shares	-	-	-	-	2,064	2,064
Other	40,428	-	-	-	-	-
Sell Commitment	5,770,835	(350,089)	(121,527)	5,424,142	(127,443)	(184,513)
Currencies	5,741,725	(350,089)	(121,527)	5,424,142	(127,443)	(184,513)
Other	29,110	-	-	-	-	-

	Consolidated
	March 31, 2010			December 31, 2009
	Trading			Trading
	Notional	Cost	Fair Value	Notional	Cost	Fair Value
Swap		323,132	492,967		706,429	997,802
Asset	75,506,892	10,619,356	11,164,486	91,377,938	17,821,914	18,031,109
CDI (Interbank Deposit Rates) (1)	24,649,153	8,186,832	8,741,400	32,730,334	11,062,615	11,299,708
Fixed Interest Rate - Reais (1)	4,659,201	2,432,524	2,423,086	8,946,949	6,759,299	6,731,401
Indexed to Price and Interest Rates	9,528,060	-	-	9,084,347	-	-
Indexed to Foreign Currency	36,661,378	-	-	40,616,308	-	-
Other Indexes	9,100	-	-	-	-	-
Liabilities	75,183,760	(10,296,224)	(10,671,519)	90,671,509	(17,115,485)	(17,033,307)
CDI (interbank deposit rates)	16,462,321	-	-	21,667,719	-	-
Fixed Interest Rate - Reais	2,226,677	-	-	2,187,650	-	-
Indexed to Price and Interest Rates	14,179,817	(4,651,757)	(4,705,923)	14,693,101	(5,608,754)	(5,357,343)
Indexed to Foreign Currency (1)	42,243,540	(5,582,162)	(5,905,972)	52,090,329	(11,474,021)	(11,648,297)
Other Indexes	71,405	(62,305)	(59,624)	32,710	(32,710)	(27,667)
Options	215,874,046	(181,602)	(128,952)	210,485,229	(288,897)	(299,497)
Purchased Position	90,422,053	561,525	435,106	100,621,439	541,139	570,923
Call Option - US Dollar	6,372,633	212,658	134,273	7,817,978	258,022	156,932
Put Option - US Dollar	7,924,392	231,255	235,519	2,887,722	80,404	95,328
Call Option - Other (2)	30,305,588	64,502	41,472	45,304,774	122,454	51,397
Put Option - Other (1) (2)	45,819,440	53,110	23,842	44,610,965	80,259	267,266
Sold Position	125,451,993	(743,127)	(564,058)	109,863,790	(830,036)	(870,420)
Call Option - US Dollar	13,993,049	(402,344)	(203,475)	12,636,309	(398,891)	(212,672)
Put Option - US Dollar	6,439,054	(234,746)	(296,993)	5,641,480	(222,978)	(372,847)
Call Option - Other (1) (2)	41,806,162	(60,341)	(38,357)	40,177,573	(133,478)	(64,622)
Put Option - Other (2)	63,213,728	(45,696)	(25,233)	51,408,428	(74,689)	(220,279)
Futures Contracts	53,312,833	-	-	44,886,986	-	-
Purchased Position	41,739,724	-	-	13,285,362	-	-
Exchange Coupon (DDI)	6,918,148	-	-	6,993,861	-	-
Interest Rates (DI1 and DIA)	30,503,746	-	-	5,264,962	-	-
Foreign Currency	3,864,562	-	-	952,995	-	-
Indexes (3)	220,295	-	-	33,339	-	-
Treasury Bonds/Notes	223,604	-	-	40,205	-	-
Other	9,369	-	-	-	-	-
Sold Position	11,573,109	-	-	31,601,624	-	-
Exchange Coupon (DDI)	6,588,951	-	-	3,082,656	-	-
Interest Rates (DI1 and DIA)	3,774,272	-	-	26,793,018	-	-
Foreign Currency	376,438	-	-	1,594,393	-	-
Indexes (3)	62,593	-	-	9,174	-	-
Treasury Bonds/Notes	770,855	-	-	122,383	-	-
Forward Contracts and Others	10,516,451	(385,328)	(218,188)	9,439,270	(58,207)	(67,654)
Purchased Commitment	4,745,616	(35,239)	(96,661)	4,015,128	69,236	116,859
Currencies	4,705,188	(35,239)	(96,661)	4,015,128	67,172	114,795
Shares	-	-	-	-	2,064	2,064
Other	40,428	-	-	-	-	-
Sell Commitment	5,770,835	(350,089)	(121,527)	5,424,142	(127,443)	(184,513)
Currencies	5,741,725	(350,089)	(121,527)	5,424,142	(127,443)	(184,513)
Other	29,110	-	-	-	-	-
(1) Includes credit and embedded derivatives.
(2) Includes share options, indexes and commodities.
(3) Includes Bovespa, S&P indexes.

II) Derivatives by counterparty

	Bank
	Notional
	March 31, 2010				December 31, 2009
		Related	Financial
	Customers	parties	institutions (1)	Total	Total
Swap	40,433,531	13,316,016	22,014,760	75,764,307	91,676,828
Options	5,060,029	605,479	210,306,432	215,971,940	210,580,935
Futures Contracts	-	-	53,312,833	53,312,833	44,886,986
Forward Contracts and Others	6,122,615	4,127,153	266,683	10,516,451	9,439,270

	Consolidated
	Notional
	March 31, 2010				December 31, 2009
		Related	Financial
	Customers	parties	institutions (1)	Total	Total
Swap	40,433,531	13,058,601	22,014,760	75,506,892	91,377,938
Options	5,060,029	507,585	210,306,432	215,874,046	210,485,229
Futures Contracts	-	-	53,312,833	53,312,833	44,886,986
Forward Contracts and Others	6,122,615	4,127,153	266,683	10,516,451	9,439,270
(1) Includes trades with the BM&FBovespa and other Securities and Commodities Exchanges.

III) Derivatives by maturity

	Bank
	Notional
	March 31, 2010				December 31, 2009
	Up to	From 3 to	Over
	3 months	12 months	12 months	Total	Total
Swap	11,821,507	16,216,136	47,726,664	75,764,307	91,676,828
Options	57,540,038	141,414,685	17,017,217	215,971,940	210,580,935
Futures Contracts	24,973,263	16,815,766	11,523,804	53,312,833	44,886,986
Forward Contracts and Others	6,160,319	2,747,808	1,608,324	10,516,451	9,439,270

	Consolidated
	Notional
	March 31, 2010				December 31, 2009
	Up to	From 3 to	Over
	3 months	12 months	12 months	Total	Total
Swap	11,780,586	16,136,905	47,589,401	75,506,892	91,377,938
Options	57,540,038	141,409,790	16,924,218	215,874,046	210,485,229
Futures Contracts	24,973,263	16,815,766	11,523,804	53,312,833	44,886,986
Forward Contracts and Others	6,160,319	2,747,808	1,608,324	10,516,451	9,439,270

IV) Derivatives by trade market

	Bank
	Notional
	March 31, 2010				December 31, 2009
			Over the
	Exchange (1)	Cetip (2)	counter	Total	Total
Swap	20,612,961	40,084,855	15,066,491	75,764,307	91,676,828
Options	210,910,181	4,851,879	209,880	215,971,940	210,580,935
Futures Contracts	53,312,833	-	-	53,312,833	44,886,986
Forward Contracts	-	6,045,204	4,471,247	10,516,451	9,439,270

	Consolidated
	Notional
	March 31, 2010				December 31, 2009
			Over the
	Exchange (1)	Cetip (2)	counter	Total	Total
Swap	20,553,001	39,887,400	15,066,491	75,506,892	91,377,938
Options	210,910,181	4,851,879	111,986	215,874,046	210,485,229
Futures Contracts	53,312,833	-	-	53,312,833	44,886,986
Forward Contracts	-	6,045,204	4,471,247	10,516,451	9,439,270
(1) Includes trades with the BM&FBovespa and other Securities and Commodities Exchanges.
(2) Includes amount traded on other clearinghouses.

V) Credit Derivatives

The Bank enters into credit derivatives to reduce or eliminate is exposure to specific risks arising from the purchase or sale of assets associated with the credit portfolio management.

In the Bank and Consolidated, the volume of credit derivatives with total return rate - credit risk received corresponds to R$528,946 of cost (December 31, 2009 - R$655,126) and R$482,743 of fair value (December 31, 2009 - R$527,532). During the period there were no credit events related to events provided for in the contracts.

Required base capital used amounted to R$6,939 (December 31, 2009 - R$7,498).

VI) Derivatives used as Hedge instruments

Derivatives used as hedges by index are as follows:

a) Market risk hedge

	Bank/Consolidated
	March 31, 2010			December 31, 2009
			Adjustment			Adjustment
Hedge instruments	Cost	Fair Value	to Fair value	Cost	Fair Value	to Fair value
Swap Contracts	109,301	95,988	(13,313)	169,931	153,619	(16,312)
Asset	1,132,270	1,142,988	10,718	1,249,645	1,259,020	9,375
Interbank Deposit Rates - CDI	763,349	768,212	4,863	862,027	867,810	5,783
Indexed to Foreign Currency - Pound	368,921	374,776	5,855	387,618	391,210	3,592
Liabilities	(1,022,969)	(1,047,000)	(24,031)	(1,079,714)	(1,105,401)	(25,687)
Indexed to Foreign Currency - US Dollar	(1,022,969)	(1,047,000)	(24,031)	(1,075,922)	(1,101,588)	(25,666)
Fixed Interest Rate - Reais	-	-	-	(3,792)	(3,813)	(21)

Hedge Object	994,787	1,016,246	21,459	1,073,020	1,100,046	27,026
Credit Portfolio	622,410	641,299	18,889	685,405	708,566	23,161
Indexed to Foreign Currency - US Dollar	622,410	641,299	18,889	681,613	704,753	23,140
Fixed Interest Rate - Reais	-	-	-	3,792	3,813	21
Borrowings	372,377	374,947	2,570	387,615	391,480	3,865
Indexed to Foreign Currency - Pound	372,377	374,947	2,570	387,615	391,480	3,865

The effectiveness obtained for the hedge portfolio as of March 31, 2010 and December 31, 2009 is compliant with Bacen’s requirements and no ineffective portion was identified to be recorded in income for the period.

b) Cash flow hedge

In the Bank and Consolidated include cash flow hedge - Future DI, with notional value of R$2,533,763 (December 31, 2009 - R$15,924,094), and maturities on January 2, 2012. The mark-to-market effect is recorded in stockholders’ equity and corresponds to a debit of R$249,941 (December 31, 2009 - R$262,695), net of taxes. The curve value and the fair values of transactions classified as hedges, Bank Certificates of Deposit (CDBs), is R$2,379,748 (December 31, 2009 - R$15,337,856).

The effectiveness obtained for the hedge portfolio as of March 31, 2010 and December 31, 2009 is compliant with Bacen’s requirements and no ineffective portion was identified to be recorded in income for the period.

VII) Financial Instruments Pledged as Guarantee

The amounts pledged to guarantee BM&FBovespa derivative transactions are comprised of federal government securities in the amount of R$3,417,773 in the Bank and Consolidated (December 31, 2009 - R$2,298,561).

VIII) Financial Instruments Recorded in Assets and Liabilities

	Bank		Consolidated
	March 31, 2010	December 31, 2009	March 31, 2010	December 31, 2009
Assets
Swap Differentials Receivable (1)	4,031,568	4,249,449	4,017,099	4,237,434
Option Premiums (2)	435,106	570,923	435,106	570,923
Forward Contracts and others	170,329	380,515	170,329	380,515
Total	4,637,003	5,200,887	4,622,534	5,188,872

Liabilities
Swap Differentials Payable (1)	3,428,382	3,086,412	3,428,144	3,086,013
Option Premiums (2)	569,895	877,333	564,058	870,420
Forward Contracts and others	388,517	448,169	388,517	448,169
Total	4,386,794	4,411,914	4,380,719	4,404,602
(1) Includes swap options and credit derivatives.
(1) Includes embedded derivatives.

c) Financial Instruments - Sensitivity Analysis

Banco Santander’s risk management is focused on portfolios and risk factors pursuant to Bacen’s regulations and good international practices.

As in the management of market risk exposure, financial instruments are segregated into trading and banking portfolios according to the best market practices and the transaction classification and capital management criteria of the Basel II New Standardized Approach of Bacen. The trading portfolio consists of all transactions with financial instruments and products, including derivatives, held for trading, and the banking portfolio consists of core business transactions arising from the different Bank business lines and their possible hedges. Accordingly, based on the nature of the Bank’s activities, the sensitivity analysis was presented for trading and banking portfolios.

The table below summarizes the stress values generated by the Bank’s corporate systems, related to the trading portfolio and banking, for each one of the portfolio scenarios as of March 31, 2010.

	Financial Consolidated (1) (2)
Trading Portfolio	March 31, 2010
Risk Factor	Scenario 1	Scenario 2	Scenario 3
Coupon - US Dollar	25,398	87,030	268,204
Coupon - Other Currencies	(5,292)	(52,920)	(264,598)
Fixed Interest Rate - Reais	(12,435)	(124,348)	(621,738)
Shares and Indices	(22,456)	(56,141)	(112,282)
Inflation	4,764	47,641	238,204
Other	(2)	(21)	(107)
Total	(10,023)	(98,759)	(492,317)
(1) Amounts calculated based on the consolidated information of the financial institutions (Financial Group).
(2) Amounts net of taxes.

The following chart summarizes the sensitivity values generated by the Bank corporate systems referring to the banking portfolio, for each of the portfolio scenarios as of March 31, 2010.

	Financial Consolidated (1) (2) (3)
Portfolio Banking	March 31, 2010
Risk Factor	Scenario 1	Scenario 2	Scenario 3
Coupon - US Dollar	(251)	(2,511)	(12,556)
TR and Long-term Interest Rate (TJLP)	141	1,411	7,057
Fixed Interest Rate - Reais	(16,980)	(169,804)	(849,020)
Inflation	(3,277)	(32,771)	(163,854)
Total	(20,367)	(203,675)	(1,018,373)
(1) Amounts calculated based on the consolidated information of the financial institutions (Financial Group).
(2) Capital market value was calculated with 1.5 year maturity.
(3) Amounts net of taxes.

Scenarios 2 and 3 above consider the deterioration situations established in CVM Instruction 475, of December 17, 2008, considered as of low probability. According to the strategy defined by Management, if signs of deterioration are detected, actions are taken to minimize possible impacts.

Scenario 1: usually reported in daily reports and corresponds to a shock of 10 base points on the foreign currencies coupon curves, plus a shock of 10% on the currency and stock market spot positions (depreciation of the Real and fall of the Bovespa index), and a shock above ten base points on the volatility surface of currencies used to price options.

Scenario 2: corresponds to a shock of 100 base points on the foreign currency coupon curves, plus a shock of 25% on the currency and stock market spot positions (depreciation of the Real and fall of the Bovespa index), and a shock of 100 base points on the volatility surface of currencies used to price options.

Scenario 3: corresponds to a shock of 500 base points on the foreign currency coupon curves, plus a shock of 50% on the currency and stock market spot positions (depreciation of the Real and fall of the Bovespa index), and a shock of 500 base points on the volatility surface of currencies used to price options.

US dollar coupon: all products with price changes tied to changes in the US currency and the US dollar interest rate.

Other currencies coupon: all products with price changes tied to changes in any currency other than the US dollar and the US dollar interest rate.

TR and TJLP: all products with price changes tied to changes in the TR and TJLP.

Fixed rate - in Brazilian Reais: all products with price changes tied to changes in interest rate in Brazilian Reais.

Equities and rates: stock market indexes, shares and options tied to share rates or the shares themselves.

Inflation: all products with price changes tied to changes in inflation coupons and inflation indices.

Others: any other product that does not fit in the classifications above.

8. Interbank Accounts

Composed of restricted deposits with the Bacen to meet compulsory obligations for demand deposits, savings deposits and time deposits, and payments and receipts pending settlement, represented by checks and other documents sent to clearinghouses (assets and liabilities).

9. Credit Portfolio and Allowance for Losses

a) Credit Portfolio

	Bank		Consolidated
	March 31, 2010	December 31, 2009	March 31, 2010	December 31, 2009
Lending operations	107,417,144	105,512,207	120,124,856	117,025,170
Loans and Discounted Receivables	65,484,378	65,760,686	65,516,491	65,805,177
Financing (1)	27,245,859	25,605,419	39,921,458	37,073,891
Rural, Agricultural and Industrial Financing	5,045,060	5,090,852	5,045,060	5,090,852
Real Estate Financing	9,640,418	9,054,257	9,640,418	9,054,257
Securities Financing	878	-	878	-
Infrastructure and Development Financing	551	993	551	993
Leasing Operations	585,788	642,789	13,302,155	13,924,460
Advances on Foreign Exchange Contracts (2)	2,010,071	2,139,148	2,010,071	2,139,148
Other Receivables (3)	7,052,747	7,370,074	8,686,726	8,929,892
Total	117,065,750	115,664,218	144,123,808	142,018,670
Current	57,769,667	56,841,237	70,678,617	68,014,290
Long-term	59,296,083	58,822,981	73,445,191	74,004,380
(1) In the first quarter of 2010, the Bank acquired, through Grand Cayman branch, of Banco Santander Espanha, in cumulative conditions, a portfolio of export financing and credit agreements entered into with Brazilian customers or their affiliates abroad totaling US$716 million.
(2) Classified as a reduction of “Other payables”.
(3) Include receivables for guarantees honored, debtors for purchase of assets, notes and credits receivable (basically credit cards and rural product notes - CPR), income receivable from advances on foreign exchange contracts, and receivables from export contracts.

b) Credit Portfolio by Maturity

	Bank		Consolidated
	March 31, 2010	December 31, 2009	March 31, 2010	December 31, 2009
Overdue	7,201,707	7,081,439	7,895,518	7,598,156
Due to:
Up to 3 Moths	24,117,907	22,132,768	28,682,096	26,495,198
From 3 to 12 Months	33,651,760	34,708,469	41,996,521	41,519,092
Over 12 Months	52,094,376	51,741,542	65,549,673	66,406,224
Total	117,065,750	115,664,218	144,123,808	142,018,670

c) Lease Portfolio at Present Value
	Bank		Consolidated
	March 31, 2010	December 31, 2009	March 31, 2010	December 31, 2009
Lease Receivables (1)	294,588	322,432	10,996,929	11,283,451
Unearned Income on Lease	(290,769)	(319,115)	(10,692,118)	(10,970,459)
Unrealized Residual Values (1) (2)	469,606	1,058,875	7,167,513	8,709,517
Offsetting Residual Values	(469,606)	(1,058,875)	(7,167,513)	(8,709,517)
Leased Property and Equipment	1,128,197	1,157,688	24,629,913	24,833,424
Accumulated Depreciation	(514,287)	(447,970)	(11,045,829)	(10,041,819)
Excess Depreciation	527,674	467,335	9,496,901	8,781,285
Losses on Unamortized Lease	-	-	158,414	154,887
Advances for Guaranteed Residual Value	(559,615)	(537,581)	(10,303,529)	(10,161,331)
Other Assets	-	-	61,474	45,022
Total	585,788	642,789	13,302,155	13,924,460
(1) Gross investment in lease transactions is R$764,194 in the Bank (December 31, 2009 - R$1,381,307) and R$18,164,442 in the Consolidated (December 31, 2009 - R$19,992,968).
(2) Guaranteed residual value of lease agreements.

Leasing unrealized financial income (income to appropriate related to minimum payments to receive) is R$178,406 in the Bank and R$4,862,287 in the Consolidated.

As of March 31, 2010 and December 31, 2009, there were no individually material agreements or commitments for lease contracts.

Report per Lease Portfolio Maturity at Present Value

	Bank		Consolidated
	March 31, 2010	December 31, 2009	March 31, 2010	December 31, 2009
Overdue	21,077	16,823	290,395	260,771
Due to:
Up to 1 year	232,967	210,881	5,576,978	5,860,928
From 1 to 5 years	331,744	415,085	7,433,130	7,798,581
Over 5 years	-	-	1,652	4,180
Total	585,788	642,789	13,302,155	13,924,460

d) Credit Portfolio by Business Sector

	Bank		Consolidated
	March 31, 2010	December 31, 2009	March 31, 2010	December 31, 2009
Private Sector	116,924,089	115,419,034	143,983,207	141,775,172
Industrial	24,440,418	26,805,187	25,095,763	27,501,654
Commercial	9,696,644	9,880,139	11,475,894	11,730,017
Financial Institutions	416,660	186,924	421,266	192,422
Services and Other	34,084,554	30,763,373	36,723,538	33,456,941
Individuals	43,242,459	42,694,574	65,223,392	63,805,301
Credit Cards	8,357,172	8,472,210	8,357,172	8,472,210
Mortgage Loans	5,365,136	5,225,798	5,365,136	5,225,798
Payroll Loans	8,159,631	7,955,539	8,159,631	7,955,539
Financing and Vehicles Lease	4,034,398	4,307,443	24,568,928	23,956,294
Other	17,326,122	16,733,584	18,772,525	18,195,460
Rural	5,043,354	5,088,837	5,043,354	5,088,837
Public sector	141,661	245,184	140,601	243,498
Federal	73,548	98,200	73,548	98,200
State	56,296	136,512	56,296	136,512
Municipal	11,817	10,472	10,757	8,786
Total	117,065,750	115,664,218	144,123,808	142,018,670

e) Classification of Credit Portfolio by Risk Level and Respective Allowance for Loan Losses

		Bank
		Credit Portfolio
	Minimum Allowance	March 31, 2010			December 31, 2009	Allowance Required
Risk level	Required (%)	Current	Past due (1)	Total	Total	March 31, 2010	December 31, 2009
AA	-	43,567,124	-	43,567,124	42,628,717	-	-
A	0.5%	50,707,909	-	50,707,909	50,470,219	253,540	252,351
B	1%	3,962,784	1,465,951	5,428,735	5,577,256	54,287	55,773
C	3%	3,816,208	2,404,546	6,220,754	5,901,990	186,623	177,060
D	10%	1,308,202	1,304,846	2,613,048	2,125,202	261,305	212,520
E	30%	433,456	917,799	1,351,255	1,380,784	405,377	414,235
F	50%	98,355	1,302,516	1,400,871	1,553,728	700,435	776,864
G	70%	18,289	819,847	838,136	794,548	586,695	556,184
H	100%	209,534	4,728,384	4,937,918	5,231,774	4,937,918	5,231,774
Total		104,121,861	12,943,889	117,065,750	115,664,218	7,386,180	7,676,761
Additional Provision (2)						746,795	616,994
Total Provision						8,132,975	8,293,755

		Consolidated
		Credit Portfolio
	Minimum Allowance	March 31, 2010			December 31, 2009	Allowance Required
Risk level	Required (%)	Current	Past due (1)	Total	Total	March 31, 2010	December 31, 2009
AA	-	44,696,069	-	44,696,069	43,829,226	-	-
A	0.5%	71,113,722	-	71,113,722	70,244,545	355,569	351,223
B	1%	4,673,669	2,619,060	7,292,729	7,297,997	72,927	72,980
C	3%	4,906,278	3,340,197	8,246,475	7,958,246	247,394	238,747
D	10%	1,322,381	1,626,649	2,949,030	2,453,405	294,903	245,341
E	30%	544,320	1,124,279	1,668,599	1,607,262	500,580	482,179
F	50%	103,270	1,478,951	1,582,221	1,825,077	791,111	912,539
G	70%	18,642	946,213	964,855	929,515	675,399	650,661
H	100%	211,338	5,398,771	5,610,109	5,873,397	5,610,108	5,873,397
Total		127,589,689	16,534,120	144,123,809	142,018,670	8,547,991	8,827,067
Additional Provision (2)						792,318	635,503
Total Provision						9,340,309	9,462,570
(1) Includes current and past-due operations.
(2) The additional allowance is recognized based on Management’s risk assessment, the expected realization of the loan portfolio, and the current regulatory requirements.

f) Changes in Allowance for Loan Losses

	Bank		Consolidated
	March 31, 2010	March 31, 2009	March 31, 2010	March 31, 2009
Balance at beginning of period	8,293,755	2,636,484	9,462,570	7,094,232
Allowances Recognized	2,150,269	921,750	2,338,091	2,412,920
Write-offs	(2,311,049)	(621,146)	(2,460,999)	(1,556,947)
Other Changes	-	-	647	-
Balance at end of period (1)	8,132,975	2,937,088	9,340,309	7,950,205
Current	1,413,343	236,888	1,874,606	1,572,051
Long-term	6,719,632	2,700,200	7,465,703	6,378,154
Recoveries (2)	193,641	36,688	219,389	113,521
(1) Includes reserves for lease portfolio: R$55,334 in the Bank (March 31, 2009 - R$13,625) and R$680,749 in the Consolidated (March 31, 2009 - R$537,826).
(2) Recorded as financial income under lending operations and leasing operations. On March 31, 2010 includes results from the assignment of receivables without coobligation related to operations previously written-off as losses amounting to R$44,872 in the Bank and Consolidated.

10. Foreign Exchange Portfolio

	Bank/Consolidated
	March 31, 2010	December 31, 2009
Assets
Rights to Foreign Exchange Sold	15,802,436	15,686,352
Exchange Purchased Pending Settlement	16,280,608	15,578,556
Advances in Local Currency	(232,431)	(177,183)
Income Receivable from Advances and Importing Financing	82,679	97,212
Others	252	2,784
Total	31,933,544	31,187,721
Current	31,263,324	30,292,620
Long-term	670,220	895,101

Liabilities
Exchange Sold Pending Settlement	15,397,706	15,293,082
Foreign Exchange Purchased	16,931,177	16,342,221
Advances on Foreign Exchange Contracts	(2,010,071)	(2,139,148)
Advances on Foreign Exchange Contracts - Financial Institution	(161,460)	-
Others	(74,919)	20,569
Total	30,082,433	29,516,724
Current	29,486,199	28,749,034
Long-term	596,234	767,690

Memorandum accounts
Open Import Credits	407,535	460,621
Confirmed Export Credits	15,925	10,334

11. Trading Account

	Bank		Consolidated
	March 31, 2010	December 31, 2009	March 31, 2010	December 31, 2009
Assets
Transactions Pending Settlement	177,009	18,902	177,009	32,386
Debtors Pending Settlement	30,481	4,524	345,664	299,358
Stock Exchanges - Guarantee Deposits	416,816	80,538	441,109	103,624
Other	83	83	83	83
Total	624,389	104,047	963,865	435,451
Current	624,389	104,047	963,865	435,451

Liabilities
Transactions Pending Settlement	202,313	48,162	255,600	48,162
Creditors Pending Settlement	17,166	13,569	255,999	162,759
Creditors for Loan of Shares	178,347	56,777	178,347	56,777
Clearinghouse Transactions	-	-	22,007	150,509
Other	1,707	1,094	6,094	4,970
Total	399,533	119,602	718,047	423,177
Current	399,533	119,602	717,995	422,713
Long-term	-	-	52	464

12. Tax Credits

a) Nature and Origin of Recorded Tax Credits

	Bank
	December 31, 2009	Recognition	Realization	March 31, 2010
Allowance for Loan Losses	4,191,501	1,203,499	(1,367,835)	4,027,165
Reserve for Civil Contingencies	578,106	86,179	(19,132)	645,153
Reserve for Tax Contingencies	1,366,519	139,611	(19,831)	1,486,299
Reserve for Labor Contingencies	1,148,467	100,385	(108,917)	1,139,935
Amortized Goodwill	261,278	-	(18,065)	243,213
Reserve for Maintenance of Stockholders’ Equity Integrity	238	-	(179)	59
Adjustment to Fair Value of Trading Securities and Derivatives (1)	1,706,874	50,148	-	1,757,022
Accrual for Pension Plan	196,416	2,268	-	198,684
Adjustment to Fair Value of Available-for-sale Securities (1)	201,692	-	(96,718)	104,974
Profit Sharing, Bonuses and Personnel Gratuities	317,970	88,490	(288,609)	117,851
Other Temporary Provisions	1,698,863	-	(101,659)	1,597,204
Total Tax Credits on Temporary Differences	11,667,924	1,670,580	(2,020,945)	11,317,559
Tax Loss Carryforwards	229,949	348,713	-	578,662
Social Contribution Tax - Executive Act 2,158/2001	900,730	-	(105,443)	795,287
Total Tax Credits	12,798,603	2,019,293	(2,126,388)	12,691,508
Unrecorded Tax Credits (2)	(1,583,410)	-	42,755	(1,540,655)
Subtotal - Recorded Tax Credits	11,215,193	2,019,293	(2,083,633)	11,150,853
Current	5,084,675			4,967,497
Long-term	6,130,518			6,183,356

	Consolidated
	December 31, 2009	Recognition	Realization	March 31, 2010
Allowance for Loan Losses	4,914,723	1,283,374	(1,427,085)	4,771,012
Reserve for Civil Contingencies	616,202	94,298	(22,548)	687,952
Reserve for Tax Contingencies	1,652,054	172,816	(29,630)	1,795,240
Reserve for Labor Contingencies	1,181,531	102,639	(111,015)	1,173,155
Amortized Goodwill	276,638	-	(25,501)	251,137
Reserve for Maintenance of Stockholders’ Equity Integrity	238	-	(179)	59
Adjustment to Fair Value of Trading Securities and Derivatives (1)	1,709,200	50,217	(618)	1,758,799
Accrual for Pension Plan	196,416	2,268	-	198,684
Profit Sharing, Bonuses and Personnel Gratuities	332,454	96,618	(305,025)	124,047
Adjustment to Fair Value of Available-for-sale Securities (1)	204,854	-	(98,305)	106,549
Other Temporary Provisions	1,792,575	1,281	(120,034)	1,673,822
Total Tax Credits on Temporary Differences	12,876,885	1,803,511	(2,139,940)	12,540,456
Tax Loss Carryforwards	1,770,055	399,328	(29,094)	2,140,289
Social Contribution Tax - Executive Act 2,158/2001	914,876	-	(105,443)	809,433
Total Tax Credits	15,561,816	2,202,839	(2,274,477)	15,490,178
Unrecorded Tax Credits (2)	(1,743,013)	(5,762)	57,273	(1,691,502)
Subtotal - Recorded Tax Credits	13,818,803	2,197,077	(2,217,204)	13,798,676
Current	5,597,886			5,512,071
Long-term	8,220,917			8,286,605
(1) Includes tax credits IRPJ, CSLL, PIS and Cofins.
(2) Includes the unrecorded tax credit related to the increase in social contribution tax rate for financial institutions from 9% to 15%. The social contribution tax amount related to the tax rate increase is accrued in other payables - tax and social security (Note 20).

b) Expected Realization of Recorded Tax Credits

	Bank
	March 31, 2010
	Temporary Differences			Tax Loss
Year	IRPJ	CSLL	PIS/Cofins	Carryforwards	CSLL 18%	Total	Recorded
2010	2,670,052	1,408,093	70,265	100,212	-	4,248,622	4,084,997
2011	2,028,382	1,191,984	93,686	315,202	206,166	3,835,420	3,529,999
2012	1,429,524	833,271	25,061	163,248	212,364	2,663,468	2,244,560
2013	538,099	307,206	2,187	-	261,717	1,109,209	780,980
2014	279,836	155,426	2,187	-	115,040	552,489	396,809
2015 to 2017	156,173	68,279	546	-	-	224,998	113,508
2018 to 2019	38,744	15,787	-	-	-	54,531	-
2020 to 2022	2,299	472	-	-	-	2,771	-
Total	7,143,109	3,980,518	193,932	578,662	795,287	12,691,508	11,150,853

	Consolidated
	March 31, 2010
	Temporary Differences			Tax Loss
Year	IRPJ	CSLL	PIS/Cofins	Carryforwards	CSLL 18%	Total	Recorded
2010	2,934,442	1,534,903	70,359	135,134	14,146	4,688,984	4,520,574
2011	2,213,543	1,307,823	93,812	455,535	206,166	4,276,879	3,965,990
2012	1,607,495	945,331	25,118	509,454	212,364	3,299,762	2,829,716
2013	622,965	357,847	2,219	385,610	261,717	1,630,358	1,287,677
2014	295,157	164,080	2,219	275,905	115,040	852,401	696,682
2015 to 2017	202,177	90,883	555	265,042	-	558,657	417,864
2018 to 2019	45,782	19,930	-	113,609	-	179,321	80,173
2020 to 2022	2,952	864	-	-	-	3,816	-
Total	7,924,513	4,421,661	194,282	2,140,289	809,433	15,490,178	13,798,676

Due to differences between accounting, tax and corporate criteria, expected realization of tax credits should not be taken as indicative of future net income.

c) Present value of deferred tax credits

The total present value of tax credits is R$11,375,355 (December 31, 2009 - R$11,457,243) in the Bank and R$13,671,510 (December 31, 2009 - R$13,700,875) in the Consolidated and the present value of recorded tax credits is R$10,100,916 (December 31, 2009 - R$10,134,642) in the Bank and R$12,290,127 (December 31, 2009 - R$R$12,259,099) in the Consolidated. The present value was calculated taking into account the expected realization of temporary differences, tax loss carryforwards, and social contribution tax at the rate of 18% (Executive Act 2,158/2001) and the average funding rate projected for the corresponding periods.

13. Other Receivables - Other

	Bank		Consolidated
	March 31, 2010	December 31, 2009	March 31, 2010	December 31, 2009
Credit Cards	5,772,448	6,186,853	5,772,448	6,186,853
Escrow Deposits for:
Tax Claims	2,801,968	2,734,203	3,559,026	3,423,771
Labor Claims	2,063,593	2,036,332	2,122,935	2,091,802
Other	555,002	522,529	647,064	609,739
Contract Guarantees - Former Controlling Stockholders (Note 23.h)	490,658	522,267	492,904	525,099
Recoverable Taxes	868,094	1,712,547	1,342,255	2,298,656
Receivables	857,701	711,695	2,483,592	2,263,040
Receivables from Export Contracts	-	35,127	-	35,127
Reimbursable Payments	277,004	258,807	296,814	280,863
Rural Product Notes	159,387	152,514	159,387	152,514
Salary Advances/Other	815,146	790,113	820,686	793,528
Debtors for Purchase of Assets	158,125	167,769	166,213	176,242
Receivable from Affiliates	457,713	393,385	-	102
Credit from Insurance Operations	-	-	222,562	282,617
Other	828,144	611,442	932,675	664,205
Total	16,104,983	16,835,583	19,018,561	19,784,158
Current	8,238,591	8,823,559	9,422,072	10,589,517
Long-term	7,866,392	8,012,024	9,596,489	9,194,641

14. Other Assets

	Bank		Consolidated
	March 31, 2010	December 31, 2009	March 31, 2010	December 31, 2009
Assets Not in Use (1)	139,058	205,942	141,351	208,303
Materials in Inventory	-	10,974	46	11,357
Total	139,058	216,916	141,397	219,660
(Allowance for Valuation)	(129,256)	(122,614)	(131,456)	(124,776)
Total	9,802	94,302	9,941	94,884
Current	9,802	94,302	9,941	94,884
(1) Refer mainly to repossessed assets, consisting basically of properties and vehicles received as payment in kind.

15. Foreign Branches

The financial position of the Foreign Branches, converted at the exchange rate prevailing at the balance sheet date and included in the financial statements can be summarized as follows:

	March 31, 2010	December 31, 2009
Assets	25,051,342	26,805,570
Current and Long-term Assets	24,982,029	26,737,797
Cash	233,863	743,558
Interbank Investments	1,493,895	1,523,308
Securities and Derivatives	6,868,594	7,767,330
Lending Operations	12,119,576	10,844,258
Foreign Exchange Portfolio	3,441,114	5,438,632
Other Assets	824,987	420,711
Permanent Assets	69,313	67,773
Liabilities	25,051,342	26,805,570
Current and Long-term Liabilities	19,545,903	21,602,709
Money Market Funding	2,676,752	3,040,244
Funds from Acceptance and Issuance of Securities	306,659	1,116,799
Borrowings and Onlendings	9,265,792	8,090,187
Subordinated Debt	892,652	872,704
Foreign Exchange Portfolio	3,475,040	5,572,639
Other Payables (1)	2,929,008	2,910,136
Deferred Income	23,823	27,107
Head Office's Equity	5,481,616	5,175,754
Net Income	181,210	658,047
(1) For Santander Grand Cayman Branch includes sale of the right to receipt future flows of payment orders from abroad (Note 22).

16. Investments in Affiliates and Subsidiaries

		March 31, 2010
		Number of Shares and quotas (in Thousands)		Participation %
Investments - Direct and indirect Ownership	Activity	Common Shares and quotas	Preferred	Bank	Consolidated
Controlled by Banco Santander
Santander Seguros (1) (4)	Insurance and Pension Plan	5,625,778	5,625,397	100.00%	100.00%
Santander Leasing (2) (14)	Leasing	11,043,796	-	78.57%	99.99%
Companhia de Arrendamento Mercantil RCI Brasil (RCI Leasing) (11) (6)	Leasing	63	31	39.88%	39.88%
Santander Brasil Asset (4) (19)	Manager	12,493,834	-	99.99%	100.00%
Santander Administradora de Consórcios Ltda. (Santander Consórcios)	Buying Club	3,000	-	100.00%	100.00%
Santander Brasil Administradora de Consórcio Ltda. (SB Consórcio) (2) (13)	Buying Club	4,810	-	100.00%	100.00%
Banco Bandepe S.A. (Banco Bandepe) (2) (12)	Bank	2,183,667,026	-	100.00%	100.00%
Aymoré Crédito, Financiamento e Investimento S.A. (Aymoré CFI) (2)	Financial	287,706,670	-	100.00%	100.00%
Companhia de Crédito, Financiamento e Investimento RCI
Brasil (RCI Brasil) (5) (6)	Financial	1	1	39.58%	39.58%
Real Microcrédito Assessoria Financeira S.A. (Microcrédito) (2)	Microcredit	43,129,918	-	100.00%	100.00%
Companhia Real de Valores - Distribuidora de Títulos
e Valores Mobiliários (Cia Real DTVM) (2)	Dealer	67	-	100.00%	100.00%
Santander CCVM (6) (18)	Broker	10,209,903	10,209,903	100.00%	100.00%
Real CHP S.A. (6)	Holding	506	-	92.78%	92.78%
Agropecuária Tapirapé S.A. (6)	Other Activities	199,729	379,265	99.07%	99.07%
Advisory (2) (10)	Other Activities	446	-	100.00%	100.00%
Real Argentina S.A. (2)	Other Activities	445	-	98.99%	98.99%
Webmotors S.A. (2)	Other Activities	348,253,362	17,929,313	100.00%	100.00%
Santander Getnet Serviços para Meios de Pagamento
Sociedade Anônima (Santander Getnet) (7)	Other Activities	8,000	-	50.00%	50.00%
Controlled by Santander Seguros (1) (4)
Santander Brasil Seguros S.A. (SB Seguros)	Insurance	70,284	-	-	100.00%
Santander Capitalização	Capitalization	64,615	-	-	100.00%
Controlled by Advisory (10)
Santander S.A. Serviços Técnicos, Administrativos
e de Corretagem de Seguros (Santander Serviços) (6)	Insurance Broker	50,425,267	-	-	100.00%
Real Corretora de Seguros S.A. (Real Corretora) (2) (15)	Insurance Broker	9	-	-	100.00%
Controlled by Cia Real DTVM
Santander Securities (Brasil) Corretora de Valores
Mobiliários S.A. (Santander Securities) (8)	Broker	344,283	77,225	-	100.00%
Jointly Controlled Companies
Celta Holding S.A. (2)	Holding	260	-	26.00%	26.00%
Araguari Real Estate Holding LLC	Holding	43,164	-	50.00%	50.00%
Cibrasec Companhia Brasileira de Securitização (Cibrasec) (2)	Securitization	9	-	13.64%	13.64%
Norchem Participações e Consultoria S.A. (Norchem Participações) (6)	Other Activities	950	-	50.00%	50.00%
Estruturadora Brasileira de Projetos S.A. - EBP (EBP)	Other Activities	1,599	-	11.11%	11.11%
Affiliate
Norchem Holding e Negócios S.A. (Norchem Holding) (6)	Other Activities	1,679	-	21.75%	21.75%

	Adjusted Shareholders' Equity	Adjusted Net Income (Loss)	Investments Value		Results on Investments in Affiliates and Subsidiaries
	March 31, 2010	March 31, 2010	March 31, 2010	December 31, 2009	March 31, 2010	March 31, 2009
Controlled by Banco Santander
Santander Seguros (1) (4)	2,411,419	79,286	2,411,419	2,360,554	45,787	-
Santander Leasing (2) (14)	11,974,757	254,180	9,409,050	9,209,331	199,720	-
RCI Leasing (6) (11)	482,351	8,236	192,371	189,088	3,283	-
Santander Brasil Asset (4) (19)	154,604	20,303	154,604	237,661	16,943	-
Santander Consórcios	3,855	46	3,855	3,809	46	30
SB Consórcio (2) (13)	102,292	9,367	102,292	92,925	9,367	-
Banco Bandepe (2) (12)	4,086,175	71,200	4,086,175	4,015,044	71,200	-
Aymoré CFI (2)	797,225	111,765	797,225	685,460	111,765	-
RCI Brasil (5) (6)	270,295	14,730	106,995	101,303	5,692	-
Microcrédito (2)	11,908	2,292	11,908	9,616	2,292	-
Cia Real DTVM (2)	83,768	1,143	83,768	82,625	1,143	-
Santander CCVM (6) (18)	303,566	7,233	303,566	40,200	7,233	-
Santander CCT (22)	-	11,192	-	246,393	11,192	6,768
Real CHP S.A. (6)	2,571	723	2,385	3,815	671	-
Agropecuária Tapirapé S.A. (6)	6,868	71	6,804	6,734	71	-
Advisory (2) (10)	146,435	14,532	146,435	131,902	14,532	-
Real Argentina S.A. (2)	49	(4)	49	52	(4)	-
Webmotors S.A. (2)	43,668	2,906	43,668	40,762	2,906	-
Santander Getnet (7)	400	-	200	-	-	-
Banco Real (3)	-	-	-	-	-	258,052
AAB Dois Par (1)	-	-	-	-	-	126,442
Santander Participações (20)	-	-	-	-	-	92,179
AA Cartões (6) (21)	-	-	-	-	-	16,966
SB Leasing (9)	-	-	-	-	-	2,373
Santander Asset (9)	-	-	-	-	-	9,217
SB CTVM (23)	-	-	-	-	-	5
Controlled by Santander Seguros (1) (4)
SB Seguros	150,418	5,784	-	-	-	-
Santander Capitalização	419,601	29,584	-	-	-	-
Controlled by Advisory (10)
Santander Serviços (6)	71,058	7,296	-	-	-	-
Real Corretora (2) (15)	71,039	7,247	-	-	-	-
Controlled by Cia Real DTVM
Santander Securities (8)	68,735	942	-	-	-	-
Jointly Controlled Companies
Celta Holding S.A.(2)	228,832	2,008	59,496	65,612	522	-
Araguari Real Estate Holding LLC	195,788	-	97,894	95,706	-	-
Cibrasec (2)	71,659	675	9,774	10,144	(31)	279
Norchem Participações (6)	58,868	1,032	29,434	28,918	516	-
EBP	13,756	(2,298)	1,528	1,784	(255)	-
TecBan - Tecnologia Bancária S.A. (TecBan) (16)	-	-	-	-	-	100
RSVP (1) (17)	-	-	-	-	-	8,766
Affiliate
Norchem Holding (6)	112,471	1,867	24,463	24,056	406	-
Total Investment - Bank			18,085,358	17,683,494	504,997	521,177

Affiliate
Norchem Holding (6)	-	-	24,463	24,056	406	(79)
AAB Dois Par (1)	-	-	-	-	-	126,442
RSVP (1) (17)	-	-	-	-	-	8,766
Other	-	-	-	-	-	(731)
Total Investment - Consolidated			24,463	24,056	406	134,398
(1) The Extraordinary Stockholder's Meeting held on September 31, 2009 of Santander Seguros, RSVP current name of Real Tokio Marine Vida e Previdência S.A. (RTMVP), and AAB Dois Par approved the corporate restructuring proposal pursuant to the terms and conditions of the “Agreement and Plan of Merger of ABN AMRO Brasil Dois Participações S.A. and Real Seguros Vida e Previdência S.A. (current denomination of Real Tokio Marine Vida e Previdência S.A., subject to approval of SUSEP) by Santander Seguros S.A.”, dated of June 29, 2009, and the “Supplement of the Agreement and Plan of Merger of ABN AMRO Brasil Dois Participações S.A. and Real Seguros Vida e Previdência S.A. (current denomination of Real Tokio Marine Vida e Previdência S.A., subject to approval of SUSEP) by Santander Seguros S.A.” dated of August 31, 2009.
The mergers were carried out through the transfer of the book net assets of the acquired companies to the equity of the acquirer, based on the audited balance sheets as of June 30, 2009. Listed changes in equity occurring between the date of the balance sheets and the completion of the merger were recognized and accounted for directly by the acquirer. The merger is subject to Susep’s approval.
(2) Investment merged into Banco Santander in April 2009 (Note 2).
(3) Merged into Banco Santander in April 2009 (Note 2).
(4) Investments merged into Banco Santander in August 2009 (Note 2).
(5) On July 7, 2009, the change in the name of Companhia de Crédito, Financiamento e Investimento Renault do Brasil to Companhia de Crédito, Financiamento e Investimento RCI Brasil was approved.
(6) Company acquired as part of the corporate restructuring (Note 2).
(7) On January 14, 2010, the Bank signed the contractual and bylaw instruments with Genet Tecnologia em Captura e Processamento de Transações Eletrônicas Hua Ltda. As a result of this association was created the Santander Getnet to explore, develop and market transaction capture and processing services involving credit and/or debit cards in the Brazilian market.
(8) On September 30, 2009, the change in the name of ABN AMRO Securities (Brasil) Corretora de Valores Mobiliários S.A. to Santander Securities (Brasil) Corretora de Valores Mobiliários S.A was approved.
(9) Company merger in November 2009 (Note 2).
(10) On January 16, 2009, the change in the name of ABN AMRO Advisory Services S.A. to Santander Advisory Services S.A. was approved.
(11) On July 7, 2009, the change in the name of Companhia de Arrendamento Mercantil Renault do Brasil to Companhia de Arrendamento Mercantil RCI Brasil was approved.
(12) On July 13, 2009, the change in the name of Banco de Pernambuco S.A - BANDEPE to Banco Bandepe S.A. was approved.
(13) On May 21, 2009, the change in the name from ABN AMRO Real Administradora de Consórcios Ltda. to Santander Brasil Administradora de Consórcios Ltda. was approved.
(14) On June 15, 2009, the change in the name from Real Leasing S.A Arrendamento Mercantil to Santander Leasing S.A Arrendamento Mercantil was approved.
(15) The executive board’s meeting held on July 24, 2009, considering the corporate restructuring involving the companies comprising the Santander Group, approved a capital increase of R$628 to R$48,127 with the issuance of 179,226 new shares, subscribed and paid-up by the shareholder Banco Santander, through the assignment of 9,380 common shares issued and held by Real Corretora, which were transferred to the company’s equity, so that Advisory becomes a shareholder of Real Corretora.
(16) Companies sold in September 2009.
(17) As provided for in the Shareholders’ Agreement of RTMVP, due to the change in shareholding control from Banco Real to Banco Santander, AAB Dois Par exercised its right to buy the remaining interest in RSVP, right which was transferred to Banco Santander on January 21, 2009.
(18) On September, 30, 2009, the change in the name of ABN AMRO Real Corretora de Câmbio e Valores Mobiliários S.A. to Santander Corretora de Câmbio e Valores Mobiliários S.A was approved.
(19) On January 16, 2009, the change in the name of ABN AMRO Asset Management Distribuidora de Títulos e Valores Mobiliários S.A. to Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S.A was approved.
(20) Company totally spun-off in August 2009, according to the corporate restructuring (Note 2).
(21) Company merger in August 2009 (Note 2).
(22) Company merger in March 2010 (Note 2).
(23) Company merger in September 2009 (Note 2).

17. Property and Equipment

	Bank
	March 31, 2010			December 31, 2009
	Cost	Depreciation	Net	Net
Real estate	1,517,033	(345,947)	1,171,086	1,133,279
Land	611,516	-	611,516	611,516
Buildings	905,517	(345,947)	559,570	521,763
Other	5,217,474	(2,653,340)	2,564,134	2,472,695
Installations, Furniture and Equipment	1,153,294	(437,594)	715,700	657,203
Data Processing Equipment	1,696,503	(1,211,639)	484,864	484,598
Leasehold Improvements	929,757	(628,162)	301,595	335,831
Security and Communication Equipment	320,987	(187,087)	133,900	134,775
Other	1,116,933	(188,858)	928,075	860,288
Total	6,734,507	(2,999,287)	3,735,220	3,605,974

	Consolidated
	March 31, 2010			December 31, 2009
	Cost	Depreciation	Net	Net
Real estate	1,521,268	(348,121)	1,173,147	1,135,328
Land	614,072	-	614,072	614,072
Buildings	907,196	(348,121)	559,075	521,256
Other	5,300,172	(2,685,216)	2,614,956	2,522,328
Installations, Furniture and Equipment	1,170,348	(445,147)	725,201	666,373
Data Processing Equipment	1,703,821	(1,217,552)	486,269	485,895
Leasehold Improvements	945,990	(640,832)	305,158	339,781
Security and Communication Equipment	325,114	(190,454)	134,660	135,894
Other	1,154,899	(191,231)	963,668	894,385
Total	6,821,440	(3,033,337)	3,788,103	3,657,656

18. Intangibles
	Bank
	March 31, 2010			December 31, 2009
	Cost	Amortization	Net	Net
Goodwill on Acquired Companies	26,667,183	(4,794,807)	21,872,376	22,648,250
Intangible Assets	4,489,377	(2,062,072)	2,427,305	2,424,243
Acquisition and Development of Software	1,924,605	(587,784)	1,336,821	1,276,936
Exclusivity Contracts for Provision of Banking Services	2,563,865	(1,474,033)	1,089,832	1,146,610
Other	907	(255)	652	697
Total	31,156,560	(6,856,879)	24,299,681	25,072,493

	Consolidated
	March 31, 2010			December 31, 2009
	Cost	Amortization	Net	Net
Goodwill on Acquired Companies	27,788,102	(4,946,608)	22,841,494	23,652,072
Other Intangible Assets	4,608,741	(2,099,075)	2,509,666	2,503,764
Acquisition and Development of Software	1,983,194	(624,563)	1,358,631	1,295,977
Exclusivity Contracts for Provision of Banking Services	2,563,865	(1,474,033)	1,089,832	1,146,610
Other	61,682	(479)	61,203	61,177
Total	32,396,843	(7,045,683)	25,351,160	26,155,836

Recorded goodwill is subject to impairment testing at least once a year or more frequently when there is indication that an asset is impaired.

Accordingly, management estimates cash flows, which is subject to a number of factors, such as: (i) macroeconomic projections of interest, inflation, foreign exchange, and other rates; (ii) behavior of the growth estimates for the Brazilian financial system; (iii) cost increases, returns, synergies, and investment plans; and (iv) customer behavior; (v) the growth rate and the adjustments are applied to cash flows on a continuous basis. The adoption of these estimates involves the possibility that future events cause actual results to be different from the projections.

Based on the assumptions above, no impairment evidence were found for goodwill.

19. Money Market Funding and Borrowings and Onlendings

a) Deposits

	Bank
	March 31, 2010					December 31, 2009
	Without	Up to 3	From 3 to	Over 12
	maturity	months	12 months	months	Total	Total
Demand Deposits	418,582	10,704,426	17,989,315	37,717,642	66,829,965	72,086,354
Savings Deposits	-	3,861,571	5,113,464	26,227,820	35,202,855	34,102,483
Interbank Deposits	25,781,459	-	-	-	25,781,459	25,216,924
Time Deposits	13,543,430	-	-	-	13,543,430	14,968,013
Other Deposits	400,264	-	-	-	400,264	550,565
Total	40,143,735	14,565,997	23,102,779	63,945,462	141,757,973	146,924,339
Current					77,812,511	82,415,068
Long-term					63,945,462	64,509,271

	Consolidated
	March 31, 2010					December 31, 2009
	Without	Up to 3	From 3 to	Over 12
	maturity	months	12 months	months	Total	Total
Demand Deposits	418,582	10,702,802	17,987,063	37,791,837	66,900,284	72,154,064
Savings Deposits	25,781,459	-	-	-	25,781,459	25,216,924
Interbank Deposits	13,329,469	-	-	-	13,329,469	14,787,247
Time Deposits	-	184,029	623,031	104,851	911,911	764,265
Other Deposits	400,264	-	-	-	400,264	550,565
Total	39,929,774	10,886,831	18,610,094	37,896,688	107,323,387	113,473,065
Current					69,426,699	74,717,943
Long-term					37,896,688	38,755,122

b) Money Market Funding
		Bank
		March 31, 2010				December 31, 2009
		Up to 3	From 3 to	Over 12
		months	12 months	months	Total	Total
Own Portfolio		16,237,883	9,976,824	5,732,619	31,947,326	20,526,264
Third Parties		3,780,882	-	-	3,780,882	9,633,621
Linked to Trading Portfolio Operations		4,508,018	810,360	-	5,318,378	4,761,586
Total		24,526,783	10,787,184	5,732,619	41,046,586	34,921,471
Current					35,313,967	29,368,895
Long-term					5,732,619	5,552,576

		Consolidated
		March 31, 2010				December 31, 2009
		Up to 3	From 3 to	Over 12
		months	12 months	months	Total	Total
Own Portfolio		16,168,053	9,907,783	5,595,542	31,671,378	20,327,399
Third Parties		3,756,473	-	-	3,756,473	9,523,072
Linked to Trading Portfolio Operations		4,508,018	810,360	-	5,318,378	4,761,586
Total		24,432,544	10,718,143	5,595,542	40,746,229	34,612,057
Current					35,150,687	29,231,185
Long-term					5,595,542	5,380,872

c) Funds from Acceptance and Issuance of Securities

		Bank
		March 31, 2010				December 31, 2009
		Up to 3	From 3 to	Over 12
		months	12 months	months	Total	Total
Real Estate Credit Notes, Mortgage Notes, Credit and Similar Notes		2,834,161	4,755,647	173,823	7,763,631	7,216,645
Real Estate Credit Notes - LCI		836,076	312,680	6,177	1,154,933	5,985,386
Agribusiness Credit Notes - LCA		1,998,085	4,442,967	167,646	6,608,698	1,231,259
Securities Issued Abroad		203,246	229,564	1,321,708	1,754,518	2,591,162
Total		3,037,407	4,985,211	1,495,531	9,518,149	9,807,807
Current					8,022,618	8,243,008
Long-term					1,495,531	1,564,799

	Consolidated
	March 31, 2010				December 31, 2009
	Up to 3	From 3 to	Over 12
	months	12 months	months	Total	Total
Exchange Acceptances	23,888	109,691	372,291	505,870	469,724
Real Estate Credit Notes, Mortgage Notes, Credit and Similar Notes	2,834,161	4,806,258	579,575	8,219,994	7,676,339
Real Estate Credit Notes - LCI	836,076	312,680	6,177	1,154,933	6,445,080
Agribusiness Credit Notes - LCA	1,998,085	4,493,578	573,398	7,065,061	1,231,259
Securities Issued Abroad	203,246	229,564	1,321,708	1,754,518	2,591,162
Total	3,061,295	5,145,513	2,273,574	10,480,382	10,737,225
Current				8,206,808	8,396,950
Long-term				2,273,574	2,340,275

	Bank/Consolidated
	March 31, 2010					December 31, 2009
Securities Issued Abroad	Issuance	Maturity	Currency	Interest rate (p.a)	Total	Total
Eurobonds	November-05	November-13	R$	17.1%	491,514	471,849
Structured Notes	April-09	April-10	R$	102.5% CDI	183,213	179,494
Fixed Rate Notes	October-07	January-15	R$	100.0% CDI	182,721	186,741
Fixed Rate Notes	November-07	January-15	R$	100.0% CDI	163,778	167,380
Eurobonds	March-05	March-13	R$	17.0%	162,909	169,299
Fixed Rate Notes	September-06	June-13	R$	100.0% CDI -0.4	117,729	120,208
Fixed Rate Notes	August-07	June-12	US$	2.5%	51,260	49,804
Fixed Rate Notes	August-07	August-14	US$	7.5%	46,015	44,184
Fixed Rate Notes	August-07	August-12	US$	1.9%	29,988	29,609
Eurobonds (1)	June-07	May-17	R$	FDIC	24,754	25,676
Fixed Rate Notes	February-08	January-15	US$	0.4%	24,301	26,215
Fixed Rate Notes	April-08	March-13	US$	5.1%	23,865	27,405
Eurobonds	July-08	July-10	R$	94.4% CDI	18,581	18,233
Eurobonds (2)	May-06	August-10	R$	IPCA + 6.0%	15,933	16,209
Eurobonds (2)	March-07	January-14	R$	10.0%	14,940	15,277
Fixed Rate Notes	April-06	March-11	US$	1.9%	12,868	18,963
Eurobonds	March-10	February-12	R$	10.0%	3,201	-
Eurobonds	May-06	August-10	R$	IPCA+ 6%	2,880	2,850
Eurobonds	February-05	February-10	R$	16.2%	-	803,154
Other					184,068	218,612
Total					1,754,518	2,591,162
(1) Indexed to Credit Event Notes.
(2) Indexed to Sovereign Notes.

d) Money Market Funding Expenses

	Bank		Consolidated
	March 31, 2010	March 31, 2009	March 31, 2010	March 31, 2009
Time Deposits	1,379,779	1,099,428	1,382,182	2,576,277
Money Market Funding	860,492	681,416	853,997	1,007,320
Savings Deposits	355,477	144,268	355,477	349,763
Interbank Deposits	714,227	119,670	16,926	85,901
Others (1)	677,945	(26,129)	699,561	133,233
Total	3,987,920	2,018,653	3,308,143	4,152,494
(1) Includes, mainly, expense funds from acceptance and issuance of securities.

e) Borrowings and Onlendings

	Bank
	March 31, 2010				December 31, 2009
	Up to 3	From 3 to	Over 12
	months	12 months	months	Total	Total
Local Borrowings	117,370	267,078	-	384,448	499,895
Foreign Borrowings	3,164,679	6,338,032	2,049,347	11,552,058	10,424,735
Import and Export Financing Lines	2,478,769	6,114,722	1,790,444	10,383,935	8,567,531
Other Credit Lines	685,910	223,310	258,903	1,168,123	1,857,204
Domestic Onlendings	855,799	1,622,509	6,176,985	8,655,293	8,414,284
Foreign Onlendings	9,870	516,528	1,019,542	1,545,940	1,864,089
Total	4,147,718	8,744,147	9,245,874	22,137,739	21,203,003
Current				12,891,865	11,248,961
Long-term				9,245,874	9,954,042

	Consolidated
	March 31, 2010				December 31, 2009
	Up to 3	From 3 to	Over 12
	months	12 months	months	Total	Total
Local Borrowings	121,447	267,078	-	388,525	499,895
Foreign Borrowings	3,164,679	6,338,032	2,049,347	11,552,058	10,424,735
Import and Export Financing Lines	2,478,769	6,114,722	1,790,444	10,383,935	8,567,531
Other Credit Lines	685,910	223,310	258,903	1,168,123	1,857,204
Domestic Onlendings	855,799	1,622,509	6,176,985	8,655,293	8,414,284
Foreign Onlendings	9,870	516,528	1,019,542	1,545,940	1,864,089
Total	4,151,795	8,744,147	9,245,874	22,141,816	21,203,003
Current				12,895,942	11,248,961
Long-term				9,245,874	9,954,042

Export and import financing lines are funds raised from foreign banks, for use in commercial foreign exchange transactions, related to the discounting of export bills and export and import pre-financing, falling due through 2015 (December 31, 2009 - 2014) in the Bank and in the Consolidate and subject to financial charges corresponding to exchange variation plus interest ranging from 0.4% p.a. to 7.1% p.a. (December 31, 2009 - 0.4% p.a. to 11.0% p.a.).

Domestic onlendings - official institutions are subject to financial charges corresponding to the TJLP, exchange variation of the Brazilian Development Bank (BNDES) basket of currencies, or US dollar exchange variation, plus interest rate in accordance with the operating policies of the BNDES System.

In the Bank and Consolidated, foreign onlendings are subject to interest ranging from 1.3% p.a. to 7.1% p.a. (December 31, 2009 - 0.9% p.a. to 6.8% p.a.) and exchange rate change falling due through 2014 (December 31, 2009 - 2014).

20. Tax and Social Security

Tax and social security payables comprise taxes payable and amounts being challenged in the courts.

	Bank		Consolidated
	March 31, 2010	December 31, 2009	March 31, 2010	December 31, 2009
Reserve for Tax Contingencies (Note 23.b)	5,290,976	5,003,557	6,792,714	6,434,315
Reserve for tax Contingencies - Responsibility of Former Controlling Stockholders (Note 23.h)	428,540	429,505	429,376	430,357
Provision for Deferred Taxes	1,416,411	1,388,295	3,700,045	3,507,389
Accrued Taxes on Income	-	994,886	160,428	1,390,000
Taxes Payable	315,727	277,403	351,495	301,260
Total	7,451,654	8,093,646	11,434,058	12,063,321
Current	4,556,737	1,877,219	5,794,683	2,864,753
Long-term	2,894,917	6,216,427	5,639,375	9,198,568

Nature and origin of deferred tax liabilities

	Bank
	December 31, 2009	Realization	March 31, 2010
Adjustment to Fair Value of Trading Securities	1,037,424	-	1,037,424
Adjustment to Fair Value of Available-for-sale Securities	231,863	13,032	244,895
Excess Depreciation of Leased Assets	116,834	15,084	131,918
Others	2,174	-	2,174
Total	1,388,295	28,116	1,416,411

	Consolidated
	December 31, 2009	Recognition	Realization	March 31, 2010
Adjustment to Fair Value of Trading Securities	1,041,733	1	(3,590)	1,038,144
Adjustment to Fair Value of Available-for-sale Securities	264,815	17,414	(56)	282,173
Deferred Income from Derivatives	2,198,299	178,904	-	2,377,203
Other	2,542	-	(17)	2,525
Total	3,507,389	196,319	(3,663)	3,700,045

21. Subordinated Debts

Consist of securities issued according to the rules of the Bacen, which are used as Level II Reference Equity for calculating the operating limits.

	Bank/Consolidated
	March 31, 2010					December 31, 2009
	Issuance	Maturity	Amount	Interest rate (p.a.)	Total	Total
Subordinated Certificates of Deposit (2)	June-06	July-16	R$1.500 million	105.0% CDI	2,311,916	2,263,856
Subordinated Certificates of Deposit (2)	October-06	September-16	R$850 million	104.5% CDI	1,252,404	1,226,492
Subordinated Certificates of Deposit (2)	July-07	July-14	R$885 million	104.5% CDI	1,179,676	1,155,269
Perpetual Bonds (1)	September-05	Indeterminate	US$500 million	8.7%	892,652	872,704
Subordinated Certificates of Deposit (2)	April-08	April-13	R$600 million	100.0% CDI + 1.3%	750,519	733,444
Subordinated Certificates of Deposit (2)	April-08	April-13	R$555 million	100.0% CDI + 1.0%	694,845	679,443
Subordinated Certificates of Deposit (2)	July-06 a October-06	July-16	R$447 million	104.5% CDI	679,856	665,790
Subordinated Certificates of Deposit (2)	January-07	January-13	R$300 million	104.0% CDI	426,844	418,055
Subordinated Certificates of Deposit (2)	August-07	August-13	R$300 million	100.0% CDI + 0.4%	398,491	390,192
Subordinated Certificates of Deposit (2)	January-07	January-14	R$250 million	104.5% CDI	356,216	348,846
Subordinated Certificates of Deposit (2) (4)	May-08 to June-08	May-13 to maio-18	R$283 million	CDI	345,885	338,366
Subordinated Certificates of Deposit (2) (5)	May-08 to June-08	May-13 to June-18	R$268 million	IPCA	338,476	325,676
Subordinated Certificates of Deposit (2)	November-08	November-14	R$100 million	120.5% CDI	117,284	114,490
Subordinated Certificates of Deposit (2)	February-08	February-13	R$85 million	IPCA +7.9%	111,115	107,048
Subordinated Certificates of Deposit (3)	March-09	March-19	R$1.507 million	13.8%	-	1,667,219
Total					9,856,179	11,306,890
Current					2,152	2,104
Long-term					9,854,027	11,304,786

(1) Perpetual bonds issued by the Grand Cayman branch with quarterly interest payments. These bonds do not have a maturity date or mandatory redemption, although they may, at the discretion of Banco Santander and with prior authorization by the Bacen, be redeemed in full in September 2010 or on any subsequent interest payment date.

(2) Subordinated certificates of deposit issued by Banco Santander with yield paid at the end of the term together with the principal.

(3) On January 22, 2010, the Bank redeemed in advance the Subordinate Certificate of Deposit, whose creditor was Bacen on January 8, 2010. The purpose of the anticipated redemption was to improve the funding structure of the Bank, accordingly to the strategy informed in the use of proceeds of the "Final Global Offering Prospect for the Initial Public Offering of Certificates of Deposit Shares (Units) Issuance of Banco Santander (Brasil) S.A". (Note 1).

(4) Indexed to 109% and 112% of the CDI or CDI plus interest of 1.2% p.a. to 1.5% p.a.
(5) Indexed to the IPCA (extended consumer price index) plus interest of 8.3% p.a. to 8.7% p.a.

22. Other Payables - Other

	Bank		Consolidated
	March 31, 2010	December 31, 2009	March 31, 2010	December 31, 2009
Credit cards	5,084,537	5,499,247	5,084,537	5,499,247
Reserve for Labor and Civil Contingencies (Note 23.b)	4,729,318	4,547,098	4,918,707	4,732,023
Sale of the Right to Receipt Future Flows of Payment Orders from Abroad (1)	1,485,953	1,371,588	1,485,953	1,371,588
Pension plan (Note 35)	857,211	829,437	857,211	829,437
Payables for Acquisition of Assets and Rights (2)	693,535	799,122	697,375	799,195
Reserve for Contingencies - Responsibility of Former Controlling Stockholders (Note 23.h)	62,118	92,762	63,528	94,742
Accrued Liabilities
Personnel Expenses	665,053	1,060,777	696,155	1,105,303
Administrative Expenses	145,743	222,897	171,300	250,834
Other Payments	161,816	131,500	229,179	227,766
Insurance Transaction Debts	-	-	564,153	424,490
Creditors for Unreleased Funds	333,761	271,177	333,761	271,177
Provision of Payment Services	157,233	163,737	157,233	163,737
Agreements with Official Institutions	126,398	127,271	126,398	127,271
Payables to Suppliers	178,313	168,778	199,413	193,762
Other	1,874,344	2,276,314	1,770,393	2,197,778
Total	16,555,333	17,561,705	17,355,296	18,288,350
Current	10,022,120	11,283,527	10,606,581	11,760,662
Long-term	6,533,213	6,278,178	6,748,715	6,527,688

(1) Obligation acquired from the sale of the right to receipt future flows of payment from foreign correspondent banks. It includes the series 2004-1 in the amount of US$144million (December 31, 2009 - US$190million), with charges equivalent to 5.5% p.a., payable semiannually until September 2011, the series 2008-1 in the amount of US$190 million, with charges equivalent to 6.2% p.a., payable semiannually, with the principal payable in 10 installments between September 2010 to March 2015 and the series 2008-2 was increased in the amount of US$100 million in the first quarter of 2010 amounting US$400 million, with charges equivalent to Libor (6 months) + 0.80%p.a., payable semiannually, with the principal payable in 10 installments between March 2010 to September 2014, the series 2009-1 in the amount of US$50 million, with charges equivalent to Libor (6 months) + 2.1% p.a., payable semiannually, with the principal payable in 6 semiannual installments from March 2012 to September 2014, and the series 2009-2, in the amount of US$50 million, with charges of 6.3% p.a., payable semiannually, with the principal payable in 14 semiannual installments from March 2013 a September 2019.

(2) Refers basically to export note loan operations in the amount of R$649,800 (December 31, 2009 - R$748,754).

23. Contingent Assets and Liabilities and Legal Obligations - Tax and Social Security

Banco Santander and its subsidiaries are parties in judicial and administrative proceedings involving tax, civil and labor matters arising in the normal course of their business.

Reserves were recognized based on the nature, complexity and history of the lawsuits, and the opinion of the in-house and outside legal counsel. Santander’s policy is to accrue the full amount of lawsuits whose likelihood of unfavorable outcome is probable.

Legal obligations - tax and social security were fully recognized in the financial statements.

Management understands that the recognized reserves are sufficient to cover possible losses on the lawsuits.

a) Contingent assets

On March 31, 2010 and December 31, 2009 no contingent assets were accounted.

b) Contingent liabilities and legal obligations by nature

	Bank		Consolidated
	March 31, 2010	December 31, 2009	March 31, 2010	December 31, 2009
Reserve for Tax Contingencies (1) (Note 20)	5,290,976	5,003,557	6,792,714	6,434,315
Reserve for Labor and Civil Contingencies (Note 22)	4,729,318	4,547,098	4,918,707	4,732,023
Reserve for Labor Contingencies	3,019,885	3,005,466	3,107,838	3,094,615
Reserve for Civil Contingencies	1,709,433	1,541,632	1,810,869	1,637,408
Total	10,020,294	9,550,655	11,711,421	11,166,338
(1) Includes, mainly, legal obligations.

c) Changes in contingent liabilities and legal obligations

	Bank
	March 31, 2010			March 31, 2009
	Tax	Labor	Civil	Tax	Labor	Civil
Balance at beginning of period	5,003,557	3,005,466	1,541,632	1,460,410	1,217,540	398,029
Recognition Net of Reversal (1)	240,950	157,620	187,116	111,492	214,740	46,989
Inflation Adjustment	47,662	63,687	31,256	28,716	13,658	3,332
Write-offs Due to Payment (2)	(1,193)	(241,924)	(50,571)	(1,204)	(131,655)	(23,172)
Others	-	35,036	-	-	-	-
Balance at end of period	5,290,976	3,019,885	1,709,433	1,599,414	1,314,283	425,178
Escrow Deposits - Other Receivables (3)	937,236	860,213	118,541	604,067	398,987	70,612
Escrow Deposits - Securities (3)	41,527	50,380	59,841	15,098	60,882	5,856

	Consolidated
	March 31, 2010			March 31, 2009
	Tax	Labor	Civil	Tax	Labor	Civil
Balance at beginning of period	6,434,315	3,094,615	1,637,408	5,521,211	2,220,082	1,188,825
Recognition Net of Reversal (1)	327,063	156,712	197,177	364,010	278,527	106,806
Inflation Adjustment	66,953	66,990	33,868	57,048	25,566	9,377
Write-offs Due to Payment (2)	(35,617)	(245,515)	(57,584)	(1,343)	(165,058)	(47,928)
Others	-	35,036	-	(66,396)	(49)	(2,752)
Balance at end of period	6,792,714	3,107,838	1,810,869	5,874,530	2,359,068	1,254,328
Escrow Deposits - Other Receivables (3)	1,289,440	885,864	140,207	1,742,074	998,240	208,593
Escrow Deposits - Securities (3)	47,250	50,380	59,909	69,625	60,882	70,515
(1) There are tax risks in contingent tax and legal liabilities recognition in the period, under tax expenses, other operating expenses and income tax and social contribution.
(2) Includes the effects of the application of Law 11,941/2009 on lawsuits claiming about tax and previdencial debits (Note 23.d).
(3) Do not include escrow deposits for possible and/or remote contingencies and appeal deposits.

d) Legal obligations - tax and social security

In November 2009, the Bank and its controlled entities joined the program of installments and payment of tax debts and social security established by Law 11,941/2009. The main processes included in this program were: (i) Deductibility of CSLL, in which the entities were claiming the deduction of CSLL in the calculation of IRPJ. (ii) lawsuit filed by several companies of the group challenging the application of an increased CSLL rate (18% - 30%) for financial institutions as compared to the rate for non-financial companies (8% - 10) and (iii) Concurrency IRPJ, in which ABN Leasing intended to reconcile for income tax depreciation expense in the same period of recognition of revenue from leasing consideration.

Considering the rules established in this Law, the accounting effects of tax and social security contingencies included as cash payment, were recorded at the time of entry into the program.

The Bank and its subsidiaries also accepted to split the tax debts and social security, which may be settled at a later date after the formal consolidation of debts, to be held by the Federal Revenue Service, under the rules of the program. Thus, no accounting effect was recognized in the case of this kind of a split as the formal consolidation of debts unrealized and, therefore it was not possible to identify and quantify the processes to be included in the program and its accounting effects.

The main judicial and administrative proceedings involving tax and social security obligations that remain after the application of Law 11,941/09 are:

PIS and Cofins - R$R$3,473,401 in the Bank and R$3,905,185 in the Consolidated (December 31, 2009 - R$3,317,827 in the Bank and R$3,739,729 in the Consolidated): lawsuit filed by several companies of the conglomerate against the provisions of article 3, paragraph 1 of Law 9,718/98, pursuant to which PIS and COFINS must be levied on all revenues of legal entities. Prior to said provisions, already overruled by several recent decisions by the Federal Supreme Court, PIS and Cofins were levied only on revenues from services and sale of goods.

CSLL - equal tax treatment - R$182,120 in the Bank and R$270,401 in the Consolidated (December 31, 2009 - R$180,452 in the Bank and R$258,985 in the Consolidated): lawsuit filed by several companies of the consolidated challenging the application of an increased CSLL rate (18% - 30%) for financial institutions as compared to the rate for non-financial companies (8% -10%). These proceedings were not subject of the application of Law 11,941/2009.

Increase in CSLL tax rate - R$301,506 in the Bank and R$629.905 in the Consolidated (December 31, 2009 - R$300,066 in the Bank and R$563,419 in the Consolidated): The Bank and other companies of the conglomerate filed for an injunction to avoid the increase in the CSLL tax rate established by Executive Act 413/2008, converted into Law 11,727/2008. Financial institutions were subject to a CSLL tax rate of 9%, however the new legislation established a 15% tax rate.

e) Tax and social security contingencies

Refer to judicial and administrative proceedings related to taxes and social security classified, based on the legal counsel’s opinion, as probable loss, for which provisions were recorded. The matters in dispute refer to the following:

Service Tax (ISS) - Financial Institutions - R$258,987 in the Bank and R$268,755 in the Consolidated (December 31, 2009 - R$257,244 in the Bank and R$268,845 in the Consolidated): refers to administrative and judicial proceedings with several municipalities that require the payment of ISS on several revenues from operations that usually do not qualify as service provision.

Social Security Contribution (INSS) - R$171,136 in the Bank and R$198,904 in the Consolidated (December 31, 2009 - R$170,159 in the Bank and R$197,851 in the Consolidated): refers to administrative and judicial proceedings on several companies seeking collection of social security contribution and salary premium for education on amounts that normally are not of a salary nature.

Allowance for doubtful accounts - R$182,039 in the Bank and R$210,534 in the Consolidated (December 31, 2009 - R$181,246 in the Bank and R$209,559 in the Consolidated): collection of IRPJ and CSLL levied on the allowance for doubtful accounts, arising from the deduction, considered undue by tax authorities, in calendar 1995, alleging that the tax criteria in effect at the time were not complied with.

f) Labor contingencies

These are lawsuits brought by labor unions, Public Prosecutors and former employees claiming labor rights they understand are due, especially payment for overtime and other labor rights, including retirement benefit lawsuits.

For labor claims considered to be similar and usual, provisions are recognized based on the history of payments made. Labor claims that do not fit into the previous criterion are accrued according to the escrow deposits made for the lawsuits or are assessed individually, and provision are recognized based on the status of each lawsuit, law and previous court decisions according to the assessment of the likelihood of a favorable outcome, and the risk assessment made by the legal counsel.

g) Civil contingencies

Refer to judicial proceedings related to civil lawsuits classified, based on the legal counsel’s opinion, as probable loss, for which provisions were recorded.

Lawsuits for indemnity - seek indemnity for property damage and/or moral, relating to the consumer relationship on matters related to credit cards, consumer credit, bank accounts, collection and loans and other operations. In the civil lawsuits considered to be similar and usual, provisions are recognized based on the history of payments made. Civil lawsuits that do not fit into the previous criterion are accrued according to the individual assessment made, and provisions are recognized based on the status of each lawsuit, law and previous court decisions according to the assessment of the likelihood of a favorable outcome, and the risk assessment made by the legal counsel.

Economic Plans: efforts to recover the deficient inflation adjustments in savings accounts and judicial deposits arising from the Economic Plans (Bresser, Verão, Collor I and II). These refer to the lawsuits filed by savings accountholders disputing the interest credited by the bank under such plans as they considered that such legal amendments infringed on the rights acquired with regard to the application of the inflation indexes. Provisions are set aside for such lawsuits based on the average payments made historically. The Bank is also a party in public class action suits on the same issue filed by consumer rights organizations, Public Prosecutor’s Offices and Public Defender’s Offices. In these cases, the provision is made only after the final unappealable sentence is handed down on the lawsuits, based on the individual execution orders. Previous decisions relating to the merit of the issue, unfavorable to the banks, are under litigation at both the Superior Court of Justice (STJ) and the Supreme Court (STF). There are decisions favorable to banks at the Supreme Court with regard to the economic phenomenon similar to that of savings accounts, as in the case of monetary restatement of time deposits (Bank Deposit Certificates - CDB) and agreements (present value table). Moreover, there are precedents at the Supreme Court regarding the constitutionality of the norms that changed Brazil’s monetary standard. At the STJ, other legal issues are in discussion such as prescription which, if provided, may substantially reduce or even exempt the Bank from the obligations on these lawsuits. The Bank believes in the success of the arguments defended in these courts based on their content and the sound legal basis, and in accordance with legislation.

Minority Interest - On September 1, 2009, the Bank reached an settlement with the minority interest of the extinct Banco Noroeste related to the lawsuits filed against the corporate events that occurred in 1998 and 1999 and the lawsuits were terminated. This settlement was confirmed by courts and the lawsuits were extinguished.

h) Other lawsuits under the responsibility of former controlling stockholders

Refer to tax, labor and civil lawsuits in the amounts of R$428,540, R$46,907 and R$15,211 in the Bank and R$429,376, R$47,417 and R$16,111 in the Consolidated (December 31, 2009 -R$429,505, R$60,631 and R$32,131 in the Bank and R$430,357, R$61,141 and R$33,601 in the Consolidated), respectively, recorded under “Other payables - tax and social security” (Note 20) and “Other payables - other” (Note 22) which responsibility of the former controlling stockholders of the acquired entities. The lawsuits have guarantees under the agreements signed at the time of the acquisitions in the amount of R$490,658 in the Bank and R$492,904 in the Consolidated (December 31, 2009 - R$522,267 in the Bank and R$525,099 in the Consolidated), recorded under “Other receivables - other” (Note 13). These lawsuits have no effects on the balance sheet for the Bank and Consolidated.

i) Contingent liabilities classified as possible loss risk

Refer to judicial and administrative proceedings involving tax, civil and labor matters assessed by the legal counsels as possible losses, which were not accounted for. The main lawsuits are:

CPMF (tax on banking transactions) on Customer Operations - in May 2003, the Federal Revenue Service issued an Infraction Notice against Santander Distribuidora de Títulos e Valores Mobiliários Ltda. (Santander DTVM), actual Produban Serviços de Informática S.A. and another Infraction Notice against the former Banco Santander Brasil S.A., both in the amount of R$290 million. The notices refer to the collection of a CPMF tax credit on transactions conducted by Santander DTVM in the management of its customers’ funds and clearance services provided by the Bank to Santander DTVM, according to the agreement between these two companies, in 2000, 2001 and the first two months of 2002. Both companies consider that the tax treatment adopted was adequate since said transactions were subject to CPMF at zero rate. The Board of Tax Appeals judged the administrative proceedings, annulling the infraction notice of Santander DTVM and confirming the infraction notice of the Bank. Administrative proceedings are pending of decisions. The updated amount of each proceeding is approximately R$520 million.

IRPJ and CSLL on Reimbursement arising from Contractual Guarantees – in December 2007, the Federal Revenue Service issued an Infraction Notice in the amount of R$320 million against Banco Santander. The notice refers to the collection of IRPJ and CSLL for tax year 2002 on amounts reimbursed by the former controlling stockholder of Banco Santander S.A. for payments made by the Bank that were the responsibility of the controlling stockholder. The Federal Revenue Service understood that the amount deposited in favor of Santander S.A. is not a reimbursement but a taxable income. The Bank has filed an administrative defense and the decision was unfavorable. The updated amount of each proceeding is approximately R$387 million.

Addition to the Price on the Purchase of Shares of Banco do Estado de São Paulo S.A. - Filed an ordinary action claiming the inexistence of legal relationship before the National Treasury in relation to item 3.1 of the Banespa’s Share Purchase and Sale Agreement. Such item provided for the payment of an addition to the minimum price should Banespa be released from the tax contingency recognized at the time of the privatization upon the setting of the minimum price. After an unfavorable lower court decision, on April 23, 2008, the 1st Region Federal Court accepted the appeal filed by the Bank and declared undue the collection. The updated amount involved is approximately R$352 million.

Losses on lending operations - Administrative collection by the Federal Revenue Service in view of the deduction from the IRPJ and CSLL basis of losses on lending operations once they would not have met the conditions and terms laid down in the current legislation. The updated amount involved is approximately R$227 million.

CSLL - Unconstitutionality - Noncompliance with the amnesty established by Law 9,779/1999 - claims that entities that joined the amnesty failed to comply with the requirements of such Law, alleging that such entities were not supported by an injunction for all periods paid (1989 to 1999). The judicial and administrative proceedings are awaiting judgment. The updated amount involved is approximately R$166 million.

CSLL - equal tax treatment - Amendment 10 from 1996 - Lawsuit regarding the difference in social contribution tax rate applied to financial institutions and equivalent entities in the first half of 1996, as such tax rate was higher than the rates applied to other legal entities, which is contrary to the precedence and non-retroactivity constitutional principle. There is a lawsuit awaiting judgment and other appeals pending decisions. The adjusted amount involved is approximately R$163 million.

CSLL - Final and unappealable decision - This lawsuit claims the right not to recognize the tax credit claimed by the Federal Revenue Service related to alleged irregularities in the payment of CSLL, as the Entity was granted a favorable final and unappealable decision that overrules the collection of CSLL under Law 7,689/1988 and Law 7,787/1989. The appeals filed with the Federal Regional Court are awaiting a decision. The amount involved adjusted for inflation is approximately R$149 million.

Semiannual Bonus or Profit Sharing - labor lawsuit relating to the payment of a semiannual bonus or, successively, profit sharing to retired employees from the former Banco do Estado de São Paulo S.A. - Banespa, hired by May 22, 1975. This lawsuit was filed by Banespa’s Retirees Association and was judged by the Superior Labor Court and the Bank has filed an appeal. The involved amount is not disclosed due to the current stage of the lawsuit and the possibility of affecting its progress.

24. Stockholders’ Equity

a) Capital

According to the Bank’s bylaws, the Bank's capital may be increased to the limit of authorized capital, regardless of statutory, by resolution of the Board of Directors and through the issuance of up to 500 billion new shares, within the limits legally established as the number of preferred shares. Any increase in capital in excess of this limit will require the approval of the stockholders.

The paid-up capital is represented as follows:

	Shares in thousands
	March 31, 2010			December 31, 2009
	Common	Preferred	Total	Common	Preferred	Total
Brazilian residents	33,602,340	6,962,993	40,565,333	33,546,259	32,004,313	65,550,572
Foreign residents	179,239,392	179,239,392	358,478,784	179,295,473	154,198,072	333,493,545
Total	212,841,732	186,202,385	399,044,117	212,841,732	186,202,385	399,044,117

On March 22, 2010 the Board of Directors approved the proposal of capital increase of the Bank, aiming to adapt the resolution of the National Monetary Council (CMN) 3,605/2008 amounting to R$22,130, without the issuance of new shares, through the incorporation of capital reserves, of which R$769 are in reserve of adjustment to fair value, R$16,804 in reserve for donations and grants and R$4,557 in reserve for tax incentives. The proposed capital increase will be submitted for approval at an Extraordinary Stockholder's Meeting in April 2010.

b) Dividends and Interest on Capital

In accordance with the Bank’s bylaws, stockholders are entitled to a minimum dividend equivalent to 25% of net income for the year, adjusted according to legislation. Preferred shares are nonvoting and nonconvertible, but have the same rights and advantages granted to common shares, in addition to priority in the payment of dividends 10% higher than those paid on common shares, and in the capital reimbursement, without premium, in the event of liquidation of the Bank.

	March 31, 2010
	In thousands of	Reais per thousand shares/Units
	Reais (2)	Common	Preferred	Units
Interest on capital in income for the quarter ended March 31, 2010 (1)	400,000	0.9577	1.0535	105.3477
Total Accumulated as of March 31, 2010	400,000
(1) Established by Board of Directors in March 2010. Common shares - R$0.8141 and Preferred shares - R$0.8955, net of taxes, and Units – R$ 89.5456, net of taxes.
(2) Intermediate dividends are allocated entirely to the mandatory dividend.
	December 31, 2009
	In thousands of	Reais per thousand shares/Units
	Reais (5)	Common	Preferred	Units
Interest on capital recognized in income for the year ended December 31, 2009 (1)	340,000	0.9974	1.0972	n.a.
Interest on capital recognized in income for the year ended December 31, 2009 (2)	285,000	0.8361	0.9197	n.a.
Intermediate dividends recognized in income for the year ended December 31, 2009 (3)	327,400	0.7839	0.8623	86.2271
Interim dividends recognized in income for the year ended December 31, 2009 (3)	422,600	1.0118	1.1130	111.2999
Interest on capital recognized in income for the year ended December 31, 2009 (3) (4)	200,000	0.4789	0.5267	52.6738
Total Accumulated as of December 31, 2009	1,575,000
(1) Established by Board of Directors in April 2009. Common shares - R$0.8478 and Preferred shares - R$0.9326, net of taxes.
(2) Established by Board of Directors in June 2009. Common shares - R$0.7107 and Preferred shares - R$0.7817, net of taxes.
(3) Established by Board of Directors in December 2009.
(4) Common shares - R$0.4070 and Preferred shares - R$0.4477, net of taxes, and Units R$44,7728.

(5) The amount related to the intermediate dividends, intercalary dividends and interest on capital are fully input into the mandatory dividends, which will be paid on February 22, 2010, without any additional amount for monetary for monetary correction.

c) Dividend equalization reserve

Limited to 50% of the capital, intended to assure funds for the payment of dividends, including in the form of interest on capital, or its prepayments, in order to maintain the flow of payments to stockholders.

d) Treasury shares

On February, 2009 the Bank acquired 25.395 thousands own shares for the amount R$1.948. The Extraordinary Shareholders' Meeting held on August, 2009 decided the cancellation of shares of its own issuance held in treasury, without reducing capital, through the absorption of R$ 1,948 of the Capital Reserves account.

e) Consolidated stockholders’ equity – Unrealized Results

The Consolidated Stockholders’ Equity is decreased by R$33,745 (December 31, 2009 - R$34,053) of unrealized results and the realization of these results affected net income in the period by R$1.008 (March 31, 2009 - R$2,110).

25. Operational Ratios

Financial institutions are required to maintain regulatory capital consistent with their activities, higher to the minimum of 11% of required capital. In July 2008 new regulatory capital measurement rules, under the Basel II Standardized Approach, went into effect, including a new methodology for credit risks and operational risks measurement, analysis and management. This ratio must be calculated on a consolidated basis, as shown below:

	Financial Consolidated (1)
	March 31, 2010	December 31, 2009
Adjusted Tier I Regulatory Capital (2)	43,912,023	42,357,612
Tier II Regulatory Capital	8,451,280	9,972,644
Adjusted Regulatory Capital (Tier I and II) (2)	52,363,303	52,330,256
Required Regulatory Capital	23,652,015	22,483,494
Adjusted Portion of Credit Risk (2)	20,942,890	20,607,792
Market Risk Portions (3)	1,269,210	844,882
Operational Risk Portion	1,439,915	1,030,820
Basel II Ratio	24.4%	25.6%
(1) Amounts calculated based on the consolidated information of the financial institutions (financial group).
(2) Disregards the effect of goodwill on the merger of the shares of Banco Real and AA Dois Par, as determined by the international rule.

(3) Includes the portions for the Market Risk exposures subject to foreign currency coupon rates, price and interest rate indices, price of commodities, price of shares classified in the trading portfolio, interest rates not classified in the trading portfolio.

Financial institutions are required to maintain investments in permanent assets compatible with adjusted regulatory capital. Funds invested in permanent assets, calculated on a consolidated basis, are limited to 50% of regulatory capital, as per prevailing regulation. On March 31, 2010 and December 31, 2009, Santander classifies for said index.

26. Related-Party Transactions

a) Key-Persons Management Compensation

The Board of Directors of the Bank, during meeting on March 22, 2010, approved the compensation proposal for the executives for 2010, with the global amount of R$ 246,560. Complementing the expected remuneration, the executives are eligible to benefits up to R$ 7,480, and the supplementary plans available up to de R$ 50,000, at the most.

The Board of Directors has also approved the global annual compensation amount for the Audit Committee for the period starting in April, 2010 to March, 2011, totaling R$ 3,440.

b) Long-Term Benefits

The Bank, likewise Santander Espanha and other companies controlled by Santander Group, develops long-term compensation programs linked to shares' market value, according to the accomplishment of the goals established for a certain period. (Note 35.d).

c) Short-Term Benefits

	Consolidated
Board of Directors’ and Executive Board’s compensation	March 31, 2010	March 31, 2009
Fixed Compensation	39,437	34,949
Variable Compensation	10,625	9,918
Other	2,522	3,240
Total	52,584	48,107

d) Contract termination

Employment contracts have an undefined period. The termination of the employment relationship for non-fulfillment of obligations or voluntarily does not entitle executives to any financial compensation.

e) Lending operations

In conformity with prevailing regulations, financial institutions cannot grant loans or advances to:

I) any individuals or legal entities that control the institution or any entity under joint control with the institution, or any officer, member of the board of directors, member of the supervisory board, or member of the immediate family of such individuals;

II) any entity controlled by the institution; or

III) any entity in which the Bank holds, directly or indirectly, 10% or more of the capital.

Accordingly, loans or advances are not granted to any subsidiaries, executive officers, members of the board of directors or their families.

f) Ownership interest

The table below shows the direct interest (common shares and preferred shares) outstanding on March 31, 2010.

	March 31, 2010
	Common		Preferred		Total
Stockholders'	Shares	(%)	Shares	(%)	Shares	(%)
	(in thousand of shares, except percentages)
Grupo Empresarial Santander, S.L. (1)	74,967,225	35.2%	63,531,986	34.1%	138,499,211	34.7%
Sterrebeeck B.V.(1)	99,527,083	46.8%	86,492,330	46.5%	186,019,413	46.6%
Santander Seguros S.A. (2)	7,241	0.0%	9,525	0.0%	16,766	0.0%
Santander Insurance Holding (1)	4,745,084	2.2%	4,125,836	2.2%	8,870,920	2.2%
Employees	293,857	0.1%	268,129	0.1%	561,986	0.1%
Members of the Board of Directors	(*)	(*)	(*)	(*)	(*)	(*)
Members of the Executive Board	(*)	(*)	(*)	(*)	(*)	(*)
Other	33,301,242	15.7%	31,774,579	17.1%	65,075,821	16.4%
Total	212,841,732	100.0%	186,202,385	100.0%	399,044,117	100.0%
(1) Companies of the Santander Espanha Group.

(2) The merger of shares of Santander Seguros (Note 2.c) was carried to mutual participation between Santander and Santander Seguros, which will be eliminated within a maximum of one year from the Extraordinary General Meeting which approved it and the merger of shares, as provided rules in force.

(*) None of the members of the Board of Directors and the Executive Board holds 1.0% or more of any class of shares.

g) Related-Party Transactions

Transactions among the entities of Santander are carried out under usual market rates and terms, comparable to those applied in transactions with unrelated parties.

The principal transactions and balances are as follows:

	Bank
	Assets (Liabilities)		Income (Expenses)
	March 31, 2010	December 31, 2009	March 31, 2010	March 31, 2009
Cash and Cash Equivalents	418,081	295,448	-	-
Banco Santander, S.A. - Espanha	417,620	294,539	-	-
Other	462	909	-	-
Interbank Investments	17,206,934	16,602,586	407,616	8,487
Aymoré CFI	16,426,065	15,282,350	399,858	-
RCI Brasil	372,206	293,661	6,779	327
RCI Leasing	11,816	32,806	643	-
Banco Santander, S.A. - Espanha	396,846	993,768	181	1,221
Abbey National Treasury Services Plc	-	-	155	812
Banco Real	-	-	-	2,415
SB Leasing	-	-	-	3,712
Securities and Derivatives	28,253,257	27,904,467	961,189	1,668,640
Santander Leasing	27,494,993	26,950,695	545,703	-
Santander Benelux, S.A., N.V.	708,692	891,133	405,344	1,001,079
Banco Real	-	-	-	537,987
SB Leasing	-	-	-	118,383
Real Fundo de Investimento Multimercado Santillana Crédito Privado	46,496	61,630	-	-
Other	3,076	1,008	10,142	11,191
Dividends and Bonuses Receivables	146,766	265,588	-	-
Santander Seguros	28,475	187,504	-	-
Santander Leasing	-	47,422	-	-
Santander CCT	-	14,058	-	-
RCI Leasing	4,948	4,948	-	-
SB Asset	102,856	-	-	-
Other	10,487	11,656	-	-
Trading	340,425	251	-	2,273
Banco Santander, S.A. - Espanha	17,551	251	-	2,273
Santander Benelux, S.A., N.V.	302,761	-	-	-
Abbey National Treasury Services Plc	20,113	-	-	-
Foreign Exchange Portfolio	6,679,169	6,051,576	9,922	-
Banco Santander, S.A. - Espanha	6,679,169	6,051,576	9,922	-
Receivables from Affiliates	457,713	393,385	24,127	18,550
Santander Seguros	439,232	375,215	275	107
Santander Capitalização	3,114	4,021	4,243	6,775
SB CTVM	-	-	-	11,184
Santander CCT	-	-	4,907	-
Santander CCVM	2,453	-	2,453	-
Aymoré CFI	-	-	2,713	-
Santander Leasing	686	-	3,576	-
SB Asset	871	-	2,614	-
Banco Santander, S.A. - Espanha	-	102	3,235	-
Other	11,356	14,047	110	484
Other Receivables - Other	273,347	107,972	1,609	-
Brazil Foreign Diversified Payment Rights Finance Company	138,656	106,749	-	-
Santander Capitalização	1,130	1,203	1,349	-
Banco Santander, S.A. - Espanha	130,815	-	-	-
Other	2,747	20	260	-

	Bank
	Assets (Liabilities)		Income (Expenses)
	March 31, 2010	December 31, 2009	March 31, 2010	March 31, 2009
Deposits	(37,025,931)	(34,003,663)	(713,659)	(130,159)
Santander Leasing	(21,961,468)	(20,728,417)	(426,257)	-
Aymoré CFI	(11,216,856)	(11,450,555)	(249,339)	-
Banco Madesant - Sociedade Unipessoal, S.A.	(1,959,580)	-	(480)	-
Banco Bandepe	(1,316,008)	(1,289,935)	(26,831)	-
Santander CCT	-	(139,199)	(2,315)	(2,263)
Banco Real	-	-	-	(310)
SB Leasing	-	-	-	(106,727)
Santander Participações	-	-	-	(15,358)
Other	(572,019)	(395,557)	(8,437)	(5,501)
Repurchase Commitments	(606,340)	(768,025)	(8,582)	(215,071)
Real Fundo de Investimento Multimercado Santillana Crédito Privado	(184,094)	(192,139)	(2,095)	-
ISBAN Brasil S.A.	(94,078)	(112,134)	(2,002)	-
Fundo de Investimento Multimercado Menorca Crédito Privado	-	(106,490)	-	-
SB Consórcios	(103,950)	(96,953)	(2,085)	-
Santander CCT	-	(80,879)	(525)	(2,300)
Santander CCVM	(69,762)	-	(305)	-
Real CHP S.A.	(56,638)	(57,917)	-	-
Produban Informática	(22,570)	(43,138)	(570)	-
Webmotors S.A.	(28,524)	(29,990)	(589)	-
Banco Bandepe	(24,410)	(29,670)	-	-
Banco Real	-	-	-	(212,771)
Other	(22,314)	(18,716)	(410)	-
Securities and Derivatives	(234,655)	(108,231)	(7,530)	(890)
Banco Santander, S.A. - Espanha	(234,655)	(108,231)	(7,530)	(890)
Borrowings and Onlendings	(3,340,417)	(3,180,271)	(22,774)	(8,228)
Banco Santander, S.A. - Espanha	(2,800,019)	(2,633,465)	(20,994)	-
Abbey National Beta Investments Limited	(372,377)	(387,616)	(1,771)	-
Grupo Banesto: Sociedades consolidables	(167,858)	(157,283)	(9)	-
Santander Overseas Bank, Inc - Puerto Rico	-	-	-	(7,861)
Other	(162)	(1,907)	-	(367)
Derivatives	(975,347)	(1,038,198)	(491,551)	(1,217,707)
Santander Benelux, S.A., N.V.	(873,658)	(957,392)	(462,365)	(699,357)
Abbey National Treasury Services Plc	(30,529)	(24,028)	(863)	(8,443)
Banco Real	-	-	-	(507,504)
Real Fundo de Investimento Multimercado Santillana Crédito Privado	(70,922)	(55,891)	(28,341)	-
SB Leasing	-	-	-	582
Other	(238)	(887)	18	(2,985)
Foreign Exchange Portfolio	(6,701,328)	(6,015,609)	(179)	-
Banco Santander, S.A. - Espanha	(6,701,328)	(6,015,609)	(179)	-
Dividends and Bonuses Payables	(283,960)	(1,288,556)	-	-
Sterrebeeck B.V.	(158,470)	(730,728)	-	-
Grupo Empresarial Santander, S.L.	(117,917)	(537,312)	-	-
Other	(7,572)	(20,516)	-	-
Payables to Affiliates	(14,605)	(11,036)	(44,458)	(269)
Banco Santander, S.A. - Espanha	(12,674)	(8,755)	-	-
Microcrédito	(1,382)	(1,593)	(4,120)	-
Aymoré CFI	-	(459)	-	-
Produban Informática	(222)	-	(19,960)	-
Aquanima Brasil Ltda.	-	-	(5,806)	-
ISBAN Brasil S.A.	-	-	(13,345)	-
Other	(327)	(229)	(1,226)	(269)
Other Payables - Other	(1,488,523)	(3,038,807)	30,651	(95,233)
Brazil Foreign Diversified Payment Rights Finance Company	(1,485,953)	(1,371,588)	(14,142)	-
Banco Santander, S.A. - Espanha	-	(1,667,219)	47,451	(3,255)
Ingeniería de Software Bancario, S.L.	-	-	-	(5,640)
ISBAN Brasil S.A.	-	-	-	(40,801)
Produban Informática	-	-	-	(38,687)
Other	(2,570)	-	(2,658)	(6,850)

	Consolidated
	Assets (Liabilities)		Income (Expenses)
	March 31, 2010	December 31, 2009	March 31, 2010	March 31, 2009
Cash and Cash Equivalents	418,081	295,448	-	-
Banco Santander, S.A. - Espanha	417,620	294,539	-	-
Other	462	909	-	-
Interbank Investments	396,846	993,768	336	2,033
Banco Santander, S.A. - Espanha	396,846	993,768	181	1,221
Abbey National Treasury Services Plc	-	-	155	812

	Consolidated
	Assets (Liabilities)		Income (Expenses)
	March 31, 2010	December 31, 2009	March 31, 2010	March 31, 2009
Securities and Derivatives	755,188	953,243	412,878	1,035,675
Santander Benelux, S.A., N.V.	708,692	891,133	405,344	1,024,484
Real Fundo de Investimento Multimercado Santillana Crédito Privado	46,496	61,630	-	-
Fundo de Investimento Multimercado Menorca de Crédito Privado	-	480	-	-
Abbey National Plc	-	-	7,534	9,291
Other	-	-	-	1,900
Trading	340,425	251	-	2,273
Banco Santander, S.A. - Espanha	17,551	251	-	2,273
Santander Benelux, S.A., N.V.	302,761	-	-	-
Abbey National Treasury Services Plc	20,113	-	-	-
Foreign Exchange Portfolio	6,679,169	6,051,576	9,922	-
Banco Santander, S.A. - Espanha	6,679,169	6,051,576	9,922	-
Receivable from Affiliates	-	102	3,239	15,177
Banco Santander, S.A. - Espanha	-	102	3,235	8,295
Santander Capitalização	-	-	-	6,775
Santander Seguros	-	-	-	107
Other	-	-	4	-
Other Receivables - Other	272,226	106,788	-	-
Brazil Foreign Diversified Payment Rights Finance Company	138,656	106,749	-	-
Banco Santander, S.A. - Espanha	130,823	13	-	-
Other	2,747	26	-	-
Deposits	(1,960,245)	(19)	(480)	(2,969)
Banco Madesant - Sociedade Unipessoal, S.A.	(1,959,580)	-	(480)	-
Fundo de Investimento Multimercado Menorca de Crédito Privado	-	(3)	-	-
ISBAN Brasil S.A.	-	-	-	(1,914)
Produban Informática	-	-	-	(965)
Other	(665)	(16)	-	(90)
Repurchase Commitments	(300,743)	(453,901)	(4,668)	-
Real Fundo de Investimento Multimercado Santillana Crédito Privado	(184,094)	(192,139)	(2,095)	-
Fundo de Investimento Multimercado Menorca de Crédito Privado	-	(106,490)	-	-
ISBAN Brasil S.A. - Altec	(94,078)	(112,134)	(2,002)	-
Produban Informática	(22,570)	(43,138)	(570)	-
Securities Issued Abroad	(234,655)	(108,231)	(7,530)	(3,967)
Banco Santander, S.A. - Espanha	(234,655)	(108,231)	(7,530)	(3,967)
Borrowings and Onlendings	(3,340,595)	(3,180,271)	(22,774)	(16,667)
Banco Santander, S.A. - Espanha	(2,800,019)	(2,633,465)	(20,994)	(8,439)
Abbey National Beta Investments Limited	(372,377)	(387,616)	(1,771)	-
Banco Santander, S.A. - Chile	-	(1,783)	-	-
Grupo Banesto: Sociedades consolidables	(167,858)	(157,283)	(9)	-
Santander Overseas Bank, Inc - Puerto Rico	-	-	-	(7,861)
Other	(341)	(123)	-	(367)
Derivatives	(975,110)	(1,037,799)	(491,569)	(738,808)
Santander Benelux, S.A., N.V.	(873,658)	(957,392)	(462,365)	(727,380)
Abbey National Treasury Services Plc	(30,529)	(24,028)	(863)	(8,443)
Real Fundo de Investimento Multimercado Santillana Crédito Privado	(70,922)	(55,891)	(28,341)	-
Other	-	(488)	-	(2,985)
Foreign Exchange Portfolio	(6,701,328)	(6,015,609)	(179)	(19,002)
Banco Santander, S.A. - Espanha	(6,701,328)	(6,015,609)	(179)	(19,002)
Dividends and Bonuses Payables	(288,164)	(1,392,078)	-	-
Sterrebeeck B.V.	(158,470)	(739,683)	-	-
Grupo Empresarial Santander, S.L.	(117,917)	(570,414)	-	-
Santander Insurance Holding, S.L.	(7,557)	(81,701)	-	-
Other	(4,220)	(281)	-	-
Payables to Affiliates	(69,753)	(9,096)	(15,851)	(269)
Banco Santander, S.A. - Espanha	(13,159)	(9,096)	-	-
Aquanima Brasil Ltda.	-	-	(5,806)	-
Santander Insurance Holding, S.L.	(56,579)	-	(8,891)	-
Produban Servicios Informáticos Generales, S.L.	(16)	-	(933)	-
Other	-	-	(221)	(269)
Other Payables - Other	(1,488,943)	(3,038,807)	30,656	(95,233)
Brazil Foreign Diversified Payment Rights Finance Company	(1,485,953)	(1,371,588)	(14,142)	-
Banco Santander, S.A. - Espanha	(421)	(1,667,219)	47,451	(3,255)
Ingeniería de Software Bancario, S.L.	-	-	(612)	(5,640)
ISBAN Brasil S.A.	-	-	-	(40,801)
Produban Informática	-	-	-	(38,687)
Other	(2,570)	-	(2,041)	(6,850)

27. Income from Services Rendered and Banking Fees

	Bank		Consolidated
	March 31, 2010	March 31, 2009	March 31, 2010	March 31, 2009
Revenue from Services Provided	1,167,207	657,234	1,307,866	1,338,843
Lending Operations	55,978	115,771	62,940	140,971
Insurance	215,658	152,794	237,692	209,054
Income from Fund Management	223,242	115,578	264,258	192,582
Credit Cards	285,592	113,768	285,592	331,797
Check Account Services	76,295	35,306	74,806	65,034
Securities Brokerage and Placement Services	33,142	5,269	73,541	60,063
Receiving Services
Collection	96,014	39,460	95,738	93,973
Bills, Taxes and Fees	28,126	15,848	28,126	32,498
Guarantees Provided	67,619	32,227	67,619	48,210
Others	85,541	31,213	117,554	164,661
Income from Banking Fees	421,737	131,993	512,957	476,048
Current Account and Fees	273,204	76,103	273,204	245,164
Loans	106,481	50,086	184,895	160,938
Others	42,052	5,804	54,858	69,946
Total	1,588,944	789,227	1,820,823	1,814,891

28. Personnel Expenses

	Bank		Consolidated
	March 31, 2010	March 31, 2009	March 31, 2010	March 31, 2009
Compensation	653,947	266,398	685,518	714,549
Charges	274,385	105,204	286,035	299,488
Benefits	201,711	82,445	212,210	197,041
Training	11,842	3,700	11,979	7,446
Others	666	583	696	795
Total	1,142,551	458,330	1,196,438	1,219,319

29. Other Administrative Expenses

	Bank		Consolidated
	March 31, 2010	March 31, 2009	March 31, 2010	March 31, 2009
Depreciation and Amortization (1)	1,032,616	641,721	1,069,839	765,560
Outside and Specialized Services	398,297	182,219	439,342	424,804
Communications	138,707	72,087	142,717	157,145
Data Processing	257,439	158,636	262,120	298,765
Advertising, Promotions and Publicity	67,526	55,979	70,670	118,762
Rentals	111,684	48,749	113,868	114,644
Transportation and Travel	91,921	30,754	96,455	87,016
Financial System Services	51,514	19,691	56,720	86,969
Security Services	74,207	29,578	74,926	64,311
Asset Maintenance Security Services	38,326	19,063	39,042	41,583
Utilities	37,329	17,570	37,817	36,395
Materials	14,495	11,279	15,348	21,506
Others	60,255	13,970	63,852	74,226
Total	2,374,316	1,301,296	2,482,716	2,291,686
(1) Includes goodwill amortization of R$775,874 in the Bank and R$810,578 in the Consolidated (March 31, 2009 - R$446,664 in Bank and Consolidated) (Note 18).

30. Tax Expenses

	Bank		Consolidated
	March 31, 2010	March 31, 2009	March 31, 2010	March 31, 2009
Cofins (tax on revenue)	267,450	134,680	309,822	325,095
ISS (service tax)	72,928	35,411	85,292	84,631
PIS/Pasep (tax on revenue)	43,461	21,885	50,943	51,367
Others	52,563	30,583	64,575	123,126
Total	436,402	222,559	510,632	584,219

31. Other Operating Income

	Bank		Consolidated
	March 31, 2010	March 31, 2009	March 31, 2010	March 31, 2009
Monetary Adjustment of Escrow Deposits	62,277	54,874	70,808	116,589
Recovery of Charges and Expenses	61,606	91,146	61,712	156,391
Reversal of Operating Accruals
Tax (Note 23.c)	-	-	-	455
Labor (Note 23.c)	-	-	1,537	2,428
Civil (Note 23.c)	-	-	317	243
Others	284,857	16,565	300,593	133,326
Reversal Impairment Valuation	-	-	-	9,068
Monetary Variation	8,113	2,002	8,160	2,213
Dividends and Bonuses	39,061	1,192	3,806	5,048
Others	57,258	24,524	161,451	204,659
Total	513,172	190,303	608,384	630,420

32. Other Operating Expenses

	Bank		Consolidated
	March 31, 2010	March 31, 2009	March 31, 2010	March 31, 2009
Operating Accruals
Labor (Note 23.c)	157,620	228,398	158,249	306,521
Civil (Note 23.c)	187,116	50,321	197,494	116,426
Tax (Note 23.c)	43,916	10,117	41,542	60,653
Other (1)	76,035	23,831	127,948	25,647
Credit Cards	96,047	44,658	96,047	120,567
Actuarial Losses - Pension Plan (Note 35.a)	44,478	27,348	44,478	27,348
Monetary Losses	35	2,861	2,443	3,267
Legal Fees and Costs	13,113	9,827	13,362	20,335
Serasa/SPC (Credit Reporting Agency)	15,017	10,758	17,419	18,534
Interest on Sale of the Right to Receipt Future Flows of Payment Orders from Abroad	44,830	16,745	44,830	16,745
Impairment Valuation	1,571	1,546	947	1,546
Brokerage Fees	9,648	6,056	9,648	6,075
Commissions	7,943	1,475	5,738	7,674
IOF (Taxes on Banking Transactions)	3,327	3,923	3,336	3,923
Others	192,514	45,069	240,701	203,970
Total	893,210	482,933	1,004,182	938,931
(1) Includes accrued expenses related to the operating and commercial integration of the activities of Banco Real.

33. Nonoperating (Expenses) Income

	Bank		Consolidated
	March 31, 2010	March 31, 2009	March 31, 2010	March 31, 2009
Gain on Sale of Investments	62,302	47,047	62,494	110,260
Gain on Sale of Other Assets	178,537	2,358	178,514	738
Reversal (Recognition) of Allowance for Losses on Other Assets	(7,078)	787	(7,116)	978
Expense on Assets Not in Use	(8,510)	(3,783)	(8,567)	(3,784)
Gain (Losses) of Capital	15,651	808	16,535	(26,141)
Other (expenses) Income	11,856	591	14,011	6,354
Total	252,758	47,808	255,871	88,405

34. Income and Social Contribution Taxes

	Bank		Consolidated
	March 31, 2010	March 31, 2009	March 31, 2010	March 31, 2009
Income Before Taxes on Income and Profit Sharing	1,116,964	409,486	1,473,586	737,930
Profit Sharing	(221,225)	(109,553)	(241,719)	(204,742)
Interest on Capital	(400,000)	-	(400,000)	-
Unrealized Profits	-	-	1,008	2,110
Income Before Taxes	495,739	299,933	832,875	535,298
Total Income and Social Contribution Tax at the Rates of 25% and 15%, Respectively	(198,296)	(119,973)	(333,150)	(214,119)
Equity in Subsidiaries	201,999	208,471	162	53,759
Reserve for Maintenance of Integrity of Stockholders' Equity	19,852	-	19,852	-
Nondeductible Expenses and Provisions	4,098	55,180	2,926	24,844
Exchange Variation - Foreign Branches	47,379	(3,757)	47,379	(22,516)
Effect of Income and Social Contribution Taxes on Prior Year's Temporary Differences	63,651	150	65,997	23,084
Effects of Change in Rate of 9%	(20,827)	(23,594)	(6,411)	(1,086)
Other Adjustments	29	-	195	32,575
Income and social contribution taxes	117,885	116,476	(203,050)	(103,459)

35. Employee Benefit Plans - Post-Employment Benefits

a) Supplemental Pension Plan

The Bank and its subsidiaries sponsor private pension entities and plans for the purpose of providing retirement and pension benefits that supplement those provided by the government, as defined in the basic regulations of each plan.

I) Banesprev - Fundo Banespa de Seguridade Social (Banesprev)

Plan I: defined benefit plan fully defrayed by the Bank, covers employees hired on or after May 22, 1975 called Participants Recipients, and those hired by May 22, 1975 called Participants Aggregates, who are also entitled to death benefits.

Plan II: defined benefit plan effective July 27, 1994, when the new text of the Statutes and Basic Regulations of Plan II came into effect, Plan I participants who opted for the new plan began contributing 44.9% of the funding rate established by the actuary for each period.

Plan V: defined benefit plan fully defrayed by the Bank, covers employees hired on or after May 22, 1975.

Supplemental Pension Plan: defined benefit plan was created in view of the privatization of Banespa and is managed by Banesprev. This Plan, effective January 1, 2000, is provided only to employees hired until May 22, 1975.

Plan III: defined benefit plan covers employees hired on or after May 22, 1975, previously enrolled in Plans I and II. In this plan, contributions are made by both the sponsor and participants.

Plan IV: defined benefit plan covers employees hired on or after November 27, 2000, in which the sponsor contributes only to risk benefits and administrative costs.

II) Sanprev - Santander Associação de Previdência (Sanprev)

Plan I: was established on September 27, 1979 as a defined benefit plan for employees of plan sponsors, and has been in the process of discontinuance since July 1, 1996.

Plan II: provides a risk coverage, temporary supplemental pension, disability retirement, lump-sum death benefit, supplemental sick pay and birth grant, for employees of plan sponsors and is funded exclusively by the sponsors through monthly contributions corresponding to 1.16% of the total payroll, structured as a defined benefit plan. Monthly contributions are apportioned as follows: 0.28% for risk benefits and 0.88% for the administrative program.

Plan III: provides period-certain annuity and monthly life annuity for employees of contributing sponsors and is structured as a defined contribution plan, whereby contributions are freely made by participants starting at 2% of the contribution salary.

III) Holandaprevi: defined contribution plan. In June 2009, the Holandaprevi Pension Plan offered to the employees of the Santander Group - the contribution to which is shared by the employee and the company - was redesigned. Holandaprevi is a private pension entity engaged in providing social security benefit plans which are supplementary to the government social security plan, in accordance with prevailing legislation.

IV) Previban: defined benefit plan, managed by Previban - Previdência Privada Paraiban, sponsor by Banco Santander, whose participants are the former employees of Banco da Paraíba S.A. - Paraiban. This plan is closed to new entrants and withdrawal of sponsoring.

V) Bandeprev: defined benefit plan, sponsored by Banco Bandepe and Banco Santander, managed by Bandeprev - Bandepe Previdência Social. The plans are divided into basic plan and special retirement supplement plan, with different eligibility requirements, contributions and benefits by subgroups of participants. Both plans are closed to new entrants. As a result of the spinoff of Banco de Pernambuco S.A. – Bandepe’s operations and subsequent merger into Banco Real., the employees of Bandepe were transferred to Banco Real on May 1, 2006.

VI) Other

Banco Santander S.A. and subsidiary companies are the sponsor of the boxes assistance, supplemental retirement plan and of pension plans for associated employees, structured as defined benefit plans.

Determination of Liabilities (Assets) Net Actuarial

	March 31, 2010
	Banesprev		Sanprev
	Plan V	Other Plans	Plan I and II
Reconciliation of Assets and Liabilities
Present value of Actuarial Obligations	6,856,080	5,697,026	74,500
Fair Value of Plan Assets	(6,496,849)	(5,376,566)	(140,487)
Adjustments for Allowed Deferrals (Not recognized):
Unrecognized Actuarial Losses	(56,703)	(913,119)	(5)
Unrecognized Actuarial Gains	-	140,866	17,853
Net Actuarial Asset at December 31, 2009 (1)	-	(491,130)	(48,139)
Net Actuarial Liability at December 31, 2009	302,528	39,337	-
Payments Made	(11,599)	-	(770)
Expenses Recorded	13,172	19,052	-
Accrued Net Actuarial Liability at March 31, 2009	304,101	58,389	-

	March 31, 2010
	Other
	Plans	Holandaprevi (2)	Bandeprev
Reconciliation of Assets and Liabilities
Present Value of Actuarial Obligations	302,396	2,475	883,545
Fair Value of Plan Assets	-	(2,451)	(1,223,946)
Adjustments for Allowed Deferrals (Not recognized):
Unrecognized Actuarial losses	(116,964)	(358)	-
Unrecognized Actuarial Gains	-	767	179,403
Net Actuarial Asset at December 31, 2009 (1)	-	-	(160,998)
Net Actuarial Liability at December 31, 2009	185,432	433	-
Payments Made	(9,272)	-	(1,794)
Expenses Recorded	12,244	10	-
Accrued Net Actuarial Liability at March 31, 2009	188,404	443	-
(1) As provided for in article 49, item “g” of CVM Resolution 371/2000, the above surplus was not recorded in the financial statements.

(2) In June 2009, as a result of the change in the plan with contributions shared by e/s and the company, were recorded for the new defined contribution plan of Holandaprevi R$231, corresponding to R$1,982 in assets, R$1,899 as actuarial obligation, and R$314 as deferral adjustments.

Recorded amounts on the quarter related to defined contribution plans amounted to R$534 in the Bank and R$541 in the Consolidated.

b) Main Actuarial Assumptions

Actuarial Assumptions Adopted

- Nominal discount rate for actuarial obligation:
- Banesprev - 11.1%.
- Sanprev - 11.8%.
- Bandeprev, Holandaprevi and Previban - 11.1%.

- Expected rate of return on plan assets:
- Banesprev - Plan I - 12.1%.
- Banesprev - Plan II - 12.5%.
- Banesprev - Plan III - 12.5%.
- Banesprev - Plan IV - 10,6%.
- Banesprev - Supplementary retirement and pension plan - 11.1%.
- Banesprev - Plan V - 10.8%.
- Sanprev - 10.6%.
- Bandeprev - 10.0%, Holandaprevi 9.7% and Previban - 11.7%.

- Estimated long-term inflation rate:
- Sanprev 4.2%.
- Banesprev, Bandeprev and Holandaprevi - 4.2%.
- Previban - 4.0%.

- Estimated salary and benefit increase rate:
- Banesprev - Plans I to V and Other Plans - 4.7%.
- Bandeprev and Holandaprevi - 4.7%.
- Previban - null growth as they do not have active participants.

- General mortality biometric table:
- Banesprev, Sanprev, Holandaprevi, Bandeprev and Other Plans - AT-2000.
- Previban - UP-94 Segregated by gender.

- Disability biometric table and disability mortality table:
- Banesprev, Sanprev, Holandaprevi and Previban - Mercer Mortality table.
- Bandeprev Mercer Disability Mortality table.

- Expected Turnover table:
- Banesprev - Plan V (0.1/Length of service +1) up to 50 years of age.
- Banesprev - Plans I to IV - 2.0%.
- Banesprev - Supplementary retirement and pension plan and other plans - 0%.
- Sanprev - null.
- Holandaprevi segregated by age according to the rates below, by minimum wage (MW) cohorts: up to 10 MWs – 10% to 9%; from 10 MWs up to 20 MWs – 9% to 8%; and above 20 MWs -8% to 7%.
- Bandeprev follows the cohorts: up to 10 MWs =0.45/(length of service+1); from 10 MWs to 20 MWs=0.30/( length of service +1); and above 20 MWs=0.15/(length of service +1).
- Previban and Sanprev have null turnover table, as they do not have active participants.

- Probability of retirement: 100% on the first eligibility event.

c) Health and Dental Care Plan

c.1) Cabesp - Caixa Beneficente dos Funcionários do Banco do Estado de São Paulo S.A

The Bank contributes to Cabesp, an entity that covers health and dental care expenses of employees hired until Banespa privatization in 2000.

Reconciliation of Assets and Liabilities	March 31, 2010
Present Value of Actuarial Obligations	3,595,279
Fair Value of Plan Assets	(3,581,040)
Adjustments for Allowed Deferrals (Not recognized):
Actuarial Losses and other allowed deferrals	(329,510)
Net Actuarial Asset, December 31, 2009	(315,271)
Payments Made	37,496

c.2) Holandaprevi’s retirees

Holandaprevi’s retirees’ health care plan is a lifetime benefit and receives a subsidy of 30% of the basic plan cost from the sponsor, payable only to beneficiaries entitled to the benefits through December 31, 2002. Costing is made directly by the sponsor.

 c.3) Former employees of Banco Real (retiree by circulares)

The health care plan of the former employees of Banco Real is a lifetime benefit and receives a subsidy of 90% of the basic plan cost from the sponsor.

c.4) Bandeprev’s retirees

The health care plan of Bandeprev’s pension plan beneficiaries is a lifetime benefit, for which the Bank is responsible for defraying 50% of the benefits of employees retired before the date the sponsor Banco Bandepe was privatized and 30% of the benefits of employees retired after privatization.

c.5) Officer with lifetime benefits (lifetime officers)

Lifetime health care benefit granted to former officers of Banco Sudameris Brasil S.A. who held an officer position at Banco Sudameris Brasil S.A. for a period of 10 years or more (closed group). With the merger of Banco Sudameris Brasil S.A., later merger of Banco Real, Banco Santander became responsible for ensuring the benefit.

c.6) Life insurance for Banco Real’s retirees (Life Insurance)

Life insurance policy for former employees of Banco Real. Upon the death of the beneficiary, his/her dependent receives a lump-sum death benefit and, upon the death of the beneficiary’s spouse, the beneficiary receives 50% of such amount. Banco subsidizes 45% of the total premium (closed group).

c.7) Free clinic

The health care plan "free clinic" is a lifetime plan offered to the retirees who have contributed to Fundação Sudameris for at least 25 years and is funded by the users. The plan is offered only for hospitalization in wards.

c.8) Plasas

Voluntary health plan, created on July 1, 1989, supplementary to the health care plan and only for cases of hospitalization. It includes a reserve made up by participants’ and Fasass’ contributions, which are suspended since August 1999. The Plan is closed to new entrants since July 1999.

	March 31, 2010
		Retiree by	Life
	Holandaprevi	Circulars	Insurance
Reconciliation of Assets and Liabilities
Present Value of Actuarial Obligations	3,924	74,198	3,046
Adjustments for Allowed Deferrals (Not recognized):
Actuarial Losses and other allowed deferrals	(148)	-	(64)
Actuarial Gains	-	11,762	-
Net Actuarial Liability as of December 31, 2009	3,776	85,960	2,982
Payments Made	(374)	(811)	-
Expenses Recorded	100	1,177	79
Accrued Net Actuarial Liability at March 31, 2009	3,502	86,326	3,061

	March 31, 2010
			Lifetime	Free
	Plasas	Bandeprev	Officers	Clinic
Reconciliation of Assets and Liabilities
Present Value of Actuarial Obligations	4,291	74,871	2,713	107,236
Fair Value of Plan Assets	(102,410)	-	-	-
Adjustments for Allowed Deferrals (Not recognized):
Actuarial Losses and other allowed deferrals	-	-	(115)	(4,987)
Actuarial Gains	10,933	29,271	-	-
Net Actuarial Asset at December 31, 2009	(87,186)	-	-	-
Net Actuarial Liability at December 31, 2009	(87,186)	104,142	2,598	102,249
Payments Made	-	(2,934)	(20)	-
Expenses Recorded	-	3,896	72	2,981
Accrued Net Actuarial Liability at March 31, 2009	-	105,104	2,650	105,230

d) Share-based compensation

Santander has two long-term compensation plans linked to the market price of the shares – the Global Program and the Local Program. The members of the Executive Board and other key employees of Banco Santander are eligible for these plans. Members of the Board of Directors are eligible for these plans only if they exercise Executive Board functions.

d.1) Local Program

The Extraordinary Shareholders’ Meeting of Banco Santander held on February 3, 2010 approved the Share-Based Compensation Program - Units of Banco Santander (Local Plan), consisting of two independent plans: Stock Option Plan for Share Deposit Certificates - Units (SOP) and Long-Term Incentive Plan - Investment in Share Deposit Certificates - Units (PSP):

	Number in thousands of
	Units - Granted (1)	Exercise Price	Year of Grant	Employee Group	Period Start Date	Period End Date
SOP	15,254	23.5	2010	Executives	3-Feb-10	30-Jul-14
PSP	1,470	-	2010	Executives	3-Feb-10	20-Jul-12
(1) Maximum number of shares to be granted at the end of each period if the performance parameters for Total Shareholder Return (TSR) and Net Income are met.

SOP Plan: It is a three-year Stock Option Plan by which new shares of the Bank are issued. The objective is to retain executive officers’ commitment to long-term results. The period for exercising the options is two years longer than the vesting period. The volume equivalent to 1/3 of the Units resulting from the exercise of options cannot be sold by the participant during a period of 1 year from the exercise date.

PSP Plan: It is a compensation plan based on shares settled in cash, launched in three-year cycles. Its objective is to retain the executives’ commitment to long-term results. The minimum amount, corresponding to 50% of the compensation settled in cash, should be used by the participant to acquire Units, which cannot be sold during a period of 1 year from the exercise date.

d.1.1.) Performance Parameters and Calculation of Fair Value

For accounting of the SOP and PSP plans, the following performance parameters were used to calculate the shares to be granted:

Total Shareholder Return (TSR)				Net Income

		Probability of			% of Exercisable	Probability of
TSR Rank	% of Exercisable Shares	Occurrence	Average (1)	Net Income Realized	Shares	Occurrence	Average (1)
1st	50%	25%	12.5%	> 100%	50%	30%	15.00%
2nd	35%	25%	8.8%	95%	35%	30%	10.50%
3rd	25%	25%	6.3%	90%	25%	30%	7.50%
4th	0%	25%	0.0%	< 90%	0%	10%	0.00%
Total			27.5%				33.0%
(1) % of Exercisable Shares given the Probability of Occurrence.

To arrive at the fair value of the options in the SOP plan, the following premises were made based on the binomial method:

Volatility	40.0%
Rate of Dividends	4.8%
Vesting Period	2.75 years
Average exercise time	3.75 years
Risk-Free Rate	11.0%

Pro-rata day expenses of R$5,059 thousands were booked relating to the Local Program in the first quarter of 2010.

d.2) Global Program

(i) Plan I-06

In 2004, Santander created a long-term incentive plan for its executives (I06), linked to the attainment of two goals related to the controlling stockholder’s shares: appreciation of share price and growth of earnings per share. The conditions to receive the income were met and the variable compensation was paid from January 15, 2008 to January 15, 2009, at the price of €9.09 per stock option.

(ii) Long-term incentive policy

The meeting of the Board of Directors’ of Santander Espanha, held on March 26, 2008, approved the long-term incentive policy intended for the executives of Banco Santander Espanha and the Santander Group companies (except Banco Español de Crédito, S.A. - Banesto). This policy provides for compensation tied to the performance of the stock of Santander Espanha, as established in the Annual Stockholders’ Meeting.

Among the plans of Banco Santander Espanha, Santander executives in Brazil already participate in the Stock Plan Tied to Goals: multiyear plan paid in shares of Banco Santander Espanha. This plan’s beneficiaries are the Executive Officers and other members of Top Management, as well as any other group of executives appointed by the Executive Board or the Executive Committee.

This plan involves three-year cycles for the delivery of shares to the beneficiaries, so that each cycle is started within a year, and starting 2009, ends in the following year. The purpose is to establish an appropriate sequence between the end of the incentive program, tied to the previous plan, I-06, and the successive cycles of this plan. Accordingly, the first two cycles started in July 2007, with the first cycle lasting two years (Plan I09) and the other cycles lasting three years, on average (Plan I10 and Plan 011).

A maximum number of shares in each cycle is established for each beneficiary that continued to work in the Group during the plan. The goals whose attainment determine the number of shares granted, are defined by comparing the Group’s performance with the Benchmark Group’s performance (financial institutions) and are related to two parameters: RTA and Earnings/Benefit per Share (BPA) growth.

Each of these parameters has a weight of 50% in the determination of the percentage of shares to be granted. The number of shares to be granted is determined in each cycle by the goal attainment level on the third anniversary of the start of each cycle (except the first cycle, for which the second anniversary will be considered).

		Date of	Date of
	Number of	Commencement	Expiry of Exercise
	Shares	of Exercise Period	Period
Plans Outstanding at December 31, 2009	4,009,594
Plans Outstanding at March 31, 2010
Plan I10	1,243,355	23-jun-07	31-jul-10
Plan I11	2,311,231	15-jan-08	31-jul-11
Plan I12	455,008	1-jul-09	31-jul-12
Total	4,009,594

Pro-rata expenses were registered in the amount of R$3,919 in the Bank and R$ 4,063 in the Consolidated, related to the costs of the cycles mentioned above.

36. Risk Management Structure

Santander operates according to global policies, classified based on the risk appetite of the Santander Group in Spain, aligned with the objectives in Brazil and worldwide, taking into consideration the guidance of the Board of Directors and in compliance with Bacen regulations and good international practices, to hedge capital and ensure the profitability of business. When conducting its business, Santander is mainly exposed to the following risks:

- Credit risk is the possibility of loss stemming from the total or partial failure of customers or counterparties to meet their financial obligations to the Bank. The objective of credit risk management is to provide insights to define strategies and set limits, covering the analysis of exposures and trends, as well as the efficiency of the credit policy.

- Market risk is the exposure to risk factors such as interest rates, foreign exchange rates, commodity prices, equity prices, and other amounts depending on the type of product, transaction volume, maturity, contract terms and conditions, and underlying volatility. Market risk management uses practices that include measuring and monitoring the use of limits previously set in internal committees, the value at risk of portfolios, the sensitivities to fluctuations in interest rates, foreign exchange exposure, liquidity gaps, among other practices that permit monitoring risks that might impact the portfolio positions in the different marketplaces where the Bank operate.

- Operational risk is the risk of loss resulting from inadequate or failed human resources, processes or systems, or any other adverse market situations. The objective of operational risk management and control is to ensure the internal control system efficiency, prevent, mitigate and reduce risk events and losses.

- Compliance risk is the exposure to legal or regulatory sanctions, legal sanctions, material financial loss, or damages to the Bank reputation as a result of failure to comply with relevant laws, regulations, principles and rules, standards and codes of conduct. Compliance risk management has a proactive focus on this risk, including monitoring, education, and communication.

- Reputational risk is the exposure arising from negative public opinion, irrespective of whether this opinion is based on facts or merely on public perception. Reputational risk is managed through the involvement of the right business owner with the right clients.

Risk management is based on the following principles:

- Participation of key-people: executives are part of the credit decision-making process, including the participation of the president in the risk committee;
- Independency of the Risk Function towards the business: In the organizational structure, the Risk Function is represented by a vice-presidency, which is independent from the business department, which reports to the presidency. This flow is fundamental in order to exist independency and autonomy in the risk control vision;
- Collective decision-making: the Risk Function uses a structure of governance/committees which guarantees the decisions are not made solely by individuals;
- Agreement: is the use of consensus for decision-making on credit issues between Business and Risk departments, aiming on Banco Santander´s objectives;
- Roles definition: the Risk Management map defines roles and responsibilities, covering all types of risks;
- Risk measurement: has the objective of sustaining decision on better relationship "risk versus return";
- Limiting the risk exposure: is the establishment of Santander´s appetite for the several risk types (credit risk, market risk, liquidity and others) as a way to protect the assets of the Bank;
- Establishment of risk policies and procedures: documented and divulged for the whole Bank to follow the bylaws;
- Definition and evaluation of Risk Methodologies: the risk methodologies define the internal management models applied in the Bank, establishing the risk measurements, product pricing strategies, construction of market and capital consumption rates according to risk.

Corporate Governance of the Risk Function

The risk committee framework of Banco Santander is set based on corporate risk standards and have the following responsibilities set out in weekly meetings:
- Ensure to the Bank's management that local policies are implemented and followed consistently with existing corporate standards;
- Authorize the local management tools and risk models, as well as be familiar with the results of the internal validation;
- Ensure that Banco Santander´s actions are consistent with the risk tolerance level previously decided by the Santander Espanha Group;
- Know, assess and monitor the observations and recommendations periodically formulated by the supervisory authorities in discharging their functions;
- Resolve transactions that are beyond the powers delegated to lower management bodies, as well as the global limits of preclassification of corporate groups or in relation to exposures by classes of risk.

The Executive Risk Committee delegates some of its powers to the risk committees, which are structured by business line and type and class of risk. The risk function at the Banco Santander is performed through an Executive Risk Unit, which is independent from the business areas from both a hierarchical and a functional standpoint, and reports directly to the President of Banco Santander and the Chief Risk Officer of Santander Espanha.

The Executive Risk Unit is divided into:

- A control and methodology structure, which adapts the risk policies, methodologies and control systems. This structure consists of several units organized by type of risk (solvency risk, market risk, and methodology).

- A business structure focused on the performance and the integration of the risk management function in the Banco Santander's retail, corporate and Global Wholesale Bank businesses, credit recovery, and social and environmental risks. Additionally, there is the Governance and Regulation Unit, which guarantees the Risk Management role is being successfully done and the adequacy of the regulatory framework.

Credit Risk Management

Santander develops Credit Risk Management policies and strategies with the support of several business departments, which are responsible for guaranteeing the appropriate validation of the systems and internal procedures applied in the credit risk management. These systems and procedures are applied to the identification, measurement, control, and mitigation of exposure to credit risk, by individual transaction or aggregate of similar transactions.

The specialization of risk function is organized on the basis of the type of customer to distinguish between customers under individualized management and standardized customers.

- Customers under individualized management: includes wholesale banking customers, financial institutions, and certain companies. Risk management is conducted by an expert risk analyst, basically on account of the risk assumed, backed up by tools to support decision-making based on internal risk assessment models.

- Standardized customers: include individuals and companies not classified as individual customers. Management of these risks is based on automated decision-making and internal risk assessment models, backed up, when the model is not comprehensive or accurate enough, by teams of analysts specialized in each type of risk.

Collection of documentation and information necessary for a comprehensive analysis of the risk involved, the identification of the decision-maker, the counterparty, the risk involved in the transactions, the classification of the risk level into different categories, credit granting, periodic assessments of risk levels; these procedures are applied by the Bank to determine the volumes of guarantees and allowances necessary so that lending transactions are conducted according to existing standards and with the necessary security. Policies, systems and procedures used are reassessed annually to ensure they are consistent with the risk management requirements and current market scenarios.

The profile of the credit risk assumed by us is typified by customer diversification and the large volume of retail transactions. Macroeconomic aspects and market conditions, as well as industry and geographical concentration, customer profiling, and economic prospects are also assessed and considered for the appropriate measurement of the credit risk.

a) Rating Models

Santander uses own internal rating models to measure a customer’s or a transaction’s credit quality. Each rating corresponds to a certain probability of default or nonpayment determined from the historical experience of the institution, except for some portfolios typified as low default portfolios. The Bank have around 50 internal rating models for risk admission and monitoring.

Lending transactions are classified into different categories, according to economic and financial situation criteria and other registry information, actual decrease in transaction risk, and delays in compliance of contractual financial obligations. New types of transactions are submitted to credit risk assessment and in terms of compliance with the controls adopted by the Bank.

The ratings awarded to customers are periodically reviewed, incorporating new financial information and experiences in the development of the banking relation. The frequency of the reviews increases in the case of customers who reach certain levels in the automated warning systems and in those classified as “special watch”. Santander's proprietary rating tools are also reviewed so that their accuracy can be fine-tuned.

b) Losses and Credit Cost

Santander prepares loss estimates related to the credit risk and periodically conducts the comparison of actual losses with previously estimates. Previous and periodic analyses are made to keep control over up-to-date credit risk and create exceptions or renegotiate certain transactions, and it is also possible to increase guarantee required when necessary.

In addition to using the models, other regular measures are employed which provide prudent and effective management of credit risk based on the loss observed. Santander's cost of credit is measured by using different indicators, such as changes in nonperforming loans under recovery, allowance for loan losses, and net write-offs.

Risk management reports are made available to management to verify its alignment with the Bank’s policies and strategies. It makes simulations of risk situations to assess the need to review the Bank's previously set policies and limits.

All information on the risk management structure and procedures is maintained at Santander available to Bacen.

Information on credit risk management is quarterly made available to the public, in the financial statements, to meet the information transparency criterion.

c) Credit Risk Cycle

The risk control function obtains an overall vision of the credit portfolio throughout the different risk cycle stages to supplement the management process, using a sufficient level of detail to allow assessing the current risk status and possible changes. The process begins at senior management level, through the Board of Directors and the Risk Committee, which establishes the risk policies and procedures, and the limits and delegations of powers, and approves and supervises the scope of action of the risk function.

The risk management process consists of identifying, measuring, analyzing, controlling, negotiating and making decisions on the risks incurred in the Bank's operations.

The risk cycle consists of three different stages:

(i) Presale: this phase includes the risk planning and target setting processes, determination of the Bank’s risk appetite, approval of new products, risk analysis and credit rating process, and limit setting;
(ii) Sale: this is the decision-making phase for both pre-classified and specific transactions; and
(iii) Post-sale: this phase comprises the risk monitoring, measurement and control processes and the recovery process.

Risk Limit Planning and Setting

Risk limit setting is a dynamic process that identifies the Bank’s risk appetite by assessing business proposals and the attitude to risk. This process is defined in the global risk limit plan, an agreed-upon comprehensive document for the integrated management of the balance sheet and the inherent risks, which establishes risk appetite on the basis of the various factors involved.

The risk limits are founded on two basic structures: customers/segments and products.

For individualized risks, customers represent the most basic level, for which individual limits are established (pre-classification).

For large corporate groups a pre-classification model, based on an economic capital measurement and monitoring system, is used. As regards the corporate segment, a simplified pre-classification model is applied for customers meeting certain requirements (thorough knowledge, rating, and others).

In the case of standardized risks, the risk limits are planned and set using the credit management programs (PGC), a document agreed upon by the business areas and the risk units and approved by the risk committee or its delegated committees, which contains the expected results of transactions in terms of risk and return, as well as the limits applicable to the activity and the related risk management.

Risk Analysis

Risk analysis is a prerequisite for the approval of loans to customers by the Bank. This analysis consists of examining the counterparty’s ability to meet its contractual obligations to the Bank, which involves analyzing the customer’s credit quality, its risk transactions, its solvency and the return to be obtained in view of the risk assumed.

The risk analysis is conducted with a pre-established frequency or every time a new customer or transaction arises. Additionally, the credit rating is examined and reviewed whenever a warning system is triggered or an event affecting the counterparty/transaction occurs.

Transaction Decision-making

The purpose of the transaction decision-making process is to analyze transactions and adopt resolutions thereon, taking into account the risk appetite and any transaction elements that are important in achieving a balance between risk and return.

The Bank uses, but not limited to, the RORAC (return on risk-adjusted capital) methodology for risk analysis and pricing in the decision-making process on transactions and deals.

Risk Monitoring and Control

In addition to the tasks performed by the Internal Audit Division, the Executive Risk Unit has a specific risk monitoring function for adequate credit quality control, which consists of local and global teams to which specific resources and persons in charge have been assigned.

This monitoring function is based on an ongoing process of permanent observation to enable early detection of any incidents that might arise in the evolution of the risk, the transactions, the customers and their environment, and the adoption of mitigating actions. The risk monitoring function is specialized by customer segment.

For this purpose a system called “special surveillance firms” (FEVE) has been designed that distinguishes four categories based on the degree of concern raised by the circumstances observed (extinguish, secure, reduce and monitor). The inclusion of a company in the FEVE system does not mean that there has been a default event, but rather that it is deemed advisable to adopt a specific policy for this company by assigning a person in charge and to set the policy implementation period. Customers classified as FEVE are reviewed at least every six months, or every three months for those classified in the most severe categories. A company is classified as FEVE as a result of the monitoring process itself, a review performed by Internal Audit, a decision made by the sales manager responsible for that company or the triggering of the automatic warning system.

The awarded rating is reviewed at least annually, but should any weakness be detected, or depending on the rating itself, more frequent reviews are performed.

For exposures to standardized customers, the key indicators are monitored in order to detect any variance in the performance of the loan portfolio with respect to the forecasts contained in the credit management programs.

d) Risk Control

Supplementing the management process, the risk control function obtains a global view of the Bank’s loan portfolio, through the various phases of the risk cycle, with a level of detail sufficient to permit the assessment of the current situation of the exposure and any changes therein.

Any changes in the Bank’s risk exposure are controlled on an ongoing and systematic basis against budgets, limits and benchmarks, and the impacts of these changes in certain future situations, both of an exogenous nature and those arising from strategic decisions, are assessed in order to establish measures that place the profile and amount of the loan portfolio within the parameters set by the Bank.

The risk control function is performed by assessing risks from various complementary perspectives, the main pillars being control by geographical location, business area, management model, product and process, thus facilitating the detection of specific areas warranting action and for which decisions have to be made.

e) Credit Recovery

The Loan Recovery department makes efforts for the credit recovering in Banco Santander. The strategies and performance channels are defined according to the number of days past-due. In the first days of default, the collection department deploys a more intensified collection model, creating different strategies, with closer monitoring. The tools used during this stage are call centers, collection letters, and the branch network for the purpose of recovering the customers. However, if a customer is more than 60 days past due, the focus is aimed at the recovery of cash owed by outsourcing the collection efforts with outside agencies. Large or small amounts or longer past due periods have the recovery of cash made by outside agencies by administrative or judicial collection efforts, according to internal criteria, which are paid a commission on any recovered amounts.

The loan recovery process uses tools such as behavioral scoring to study the performance of collection in certain groups in an attempt to decrease costs and increase recoveries. Customers that will probably make the payment are classified as low risk and increased focus in given to maintaining a healthy relation with these customers. Customers whose payments are less than probable are classified as high risk and are regularly monitored as regard payment. All customers with past-due payments or rescheduled loans have internal restrictions.

Sales of credit portfolios in debt, focused on the losses operations, are also often performed through auctions, in which the conditions and characteristics of the operations are under evaluation, without risk retention.

f) Other Information

(i) The management, monitoring and control of the regulatory capital under the Basel II Standardized Approach is based on the follow-up of the adequacy of regulatory capital with the assumed credit risk.
(ii) The terms and conditions and the features of financial assets sale or transfer transactions are analyzed so that their assessment and classification are consistent with the substantial retention of risks and rewards.
(iii) The annual report, available at www.santander.com.br, contains a more detailed description of the control structure, methodologies and systems.

37. Supplementary Information - Reconciliation of the Shareholders' Equity and Net Income of the Consolidated

		March 31, 2010	December 31, 2009
Shareholders' equity attributed to the parent under Brazilian GAAP		65,248,192	64,492,693
IFRS adjustments, net of taxes, when applicable:
Pension plan discount rate	d	(174,518)	(174,218)
Classification of financial instruments at fair value through profit or loss	e	14,801	19,440
Redesignation of financial instruments to available-for-sale	a	520,293	555,104
Impairment on loans and receivables	b	(20,036)	960
Accounting under equity method	c	(15,078)	(15,078)
Deferral of financial fees, commissions and inherent costs
under effective interest rate method	f	213,831	217,205
Reversal of goodwill amortization and others	g	4,256,852	3,424,772
Realization on purchase price adjustments	h	669,793	727,101
Other		14,131	17,426
Shareholders' equity attributed to the parent under IFRS		70,728,261	69,265,405
Minority interest under IFRS		1,382	1,338
Shareholders' equity (including minority interest) under IFRS		70,729,643	69,266,743

		March 31, 2010	March 31, 2009
Net income attributed to the parent under Brazilian GAAP		1,014,632	418,519
IFRS adjustments, net of taxes, when applicable:
Pension plan discount rate	d	(300)	3,056
Classification of financial instruments at fair value through profit or loss	e	(344)	36,693
Redesignation of financial instruments to available-for-sale	a	276	840
Impairment on loans and receivables	b	(20,996)	2,241
Accounting under equity method	c	-	-
Deferral of financial fees, commissions and inherent costs		-	-
under effective interest rate method	f	(3,374)	(3,954)
Reversal of goodwill amortization and others	g	832,080	313,102
Realization on purchase price adjustments	h	(57,308)	60,313
Other		(1,651)	988
Net income attributed to the parent under IFRS		1,763,015	831,798
Minority interest under IFRS		71	-
Net income (including minority interest) under IFRS		1,763,086	831,798

a) Redesignation of financial instruments to available-for-sale

Under the Accounting standard adopted by the Bacen and CVM (BR GAAP), the Bank accounts for certain investments in debt securities at amortized cost and equity instruments at cost. Under IFRS, the Bank has classified these investments as available-for-sale, measuring them at fair value with the changes recognized in other comprehensive income, under the scope of IAS 39 “Financial Instruments: Recognition and Measurement”.

b) Impairment on loans and receivables

Under IFRS, based on the guidance provided by IAS 39 “Financial Instruments: Recognition and Measurement”, the Bank estimates the allowance for loan losses based on historical experience of impairment and other circumstances known at the time of assessment, as further discussed. Such criteria differs in certain aspects, to the criteria adopted under BR GAAP, which uses certain regulatory limits defined by the Bacen for purposes of allowance for loan losses calculation.

c) Accounting under equity method

Under Brazilian GAAP, investments in certain associates are accounted for at cost, as they do not meet the criteria, under these accounting principles, to be accounted for using the equity method. Such criteria include total ownership of at least 10% and the relevance of the investment in the associate in relation to the investor’s total equity. Under IFRS, in accordance with IAS 28 “Investments in Associates”, an investment in an associate which the investor has significant influence, even if less than 20% of ownership, is accounted for using the equity method of accounting. In accordance to Resolution CMN 3,619, BR GAAP has been amended to converge with the guidance provided by IAS 28.

d) Pension plan discount rate

Under BR GAAP, the discount rate used for benefit obligations reflects the nominal interest rate. Under IFRS, in accordance with IAS 19 “Employee Benefits”, the rate used to discount post-employment benefit obligations was determined by reference to market yields at the end of the reporting period on high quality bonds.

e) Classification of financial instruments at fair value through profit or loss

Under BR GAAP, all loans and receivables and deposits are accounted for at amortized cost. Under IFRS, the Bank designated certain loans and receivables and deposits as “fair value thought profit or loss”, in accordance with IAS 39 “Financial Instruments: Recognition and Measurement”. The Bank has selected such classification basis as it eliminates an accounting mismatch in the recognition of income and expenses.

f) Deferral of financial fees, commissions and inherent costs under effective interest rate method

Under IFRS, in accordance with IAS 39 “Financial Instruments: Recognition and Measurement”, financial fees, commissions and inherent costs that are integral part of effective interest rate of financial instruments measured at amortized cost are recognized in profit or loss over the term of the corresponding contracts. Under BR GAAP these fees and expenses are recognized directly at income when received or paid.

g) Reversal of goodwill amortization and others

Under BR GAAP, goodwill is amortized systematically over a period of up to 10 years and the goodwill recorded is measured annually or whenever there is any indication that the asset may be impaired. Under IFRS, in accordance with IAS 38 “Intangible Assets”, goodwill is not amortized, but instead, is tested for impairment, at least annually, and whenever there is an indication that the goodwill may be impaired; by comparing its recoverable amount with its carrying amount.

h) Realization on purchase price adjustments

As part of the purchase price allocation, following the requirements of IFRS 3, the Bank has revalued its assets and liabilities to fair value, including identifiable intangible assets with finite lives. Under BR GAAP, in a business combination, the assets and liabilities are not remeasured to their related fair values. Therefore, this adjustment relates to the following items:
- The amortization related to the step up in the value of assets in the loan portfolio in relation to its book value: As the value of the loans were adjusted to fair value, this causes an adjustment to the yield curve of the related loans in comparison to its nominal value, which is offset pro-rata with this adjustment.
- The amortization of the identified intangible assets with finite lives over their estimated useful lives (over 10 years).

38. Other Information

a) In the Bank and Consolidated, the co-obligations and risks on guarantees provided on behalf of customers, recorded in memorandum accounts, amounted to R$21,111,237 (December 31, 2009 - R$20,967,370).
b) Total shareholders’ equity of investment funds managed by Santander is R$106,572,432 (December 31, 2009 - R$98,407,143) and total shareholders’ equity of managed investment funds is R$120,544,686 (December 31, 2009 - R$111,674,754).
c) In the Bank and Consolidated, the insurance contracted by the Bank effective as of March 31, 2010 and December 31, 2009, with bankers’ blanket insurance, fire, vehicles and other risks coverage, amounts to R$1,349,209 (December 31, 2009 - R$1,349,209) and in bankers’ blanket insurance, an insurance was contracted with coverage value of R$204,423 (December 31, 2009 - R$204,423), and may be used on a standalone basis or jointly provided that it does not exceed the contracted amount.
d) Restricted operations were as follows:

	Bank/Consolidated
	Assets (Liabilities)		Income (Expenses)
	March 31, 2010	December 31, 2009	March 31, 2010	March 31, 2009

Restricted Operations on Assets
Lending Operations	42,782	43,209	908	642
Liabilities - Restricted Operations on Assets
Deposits	(42,782)	(43,209)	(907)	(626)
Net Income			1	16

There are no default operations or court challenges regarding restricted operations on assets or funds raised to be used in these operations.
e) Obligation offset and settlement agreements - CMN Resolution 3,263/2005 – The Bank has an obligation offset and settlement agreement within the ambit of national financial institutions (SFN), entered into with individuals and legal entities which may or may not be members of SFN, resulting in improved assurance of financial settlement, with the parties with which it has this type of agreement. These agreements establish that payment obligations with the Bank, arising from loans and derivative transactions, in case of default of the counterparty, will be offset against payment obligations of the Bank with the counterparty.
f) Other Obligations – The Bank rents properties, mainly used for branches, based on a standard contract which may be cancelled at its own criterion and includes the right to opt for renewals and adjustment clauses, classified as operating lease. Total future minimum payments of non-cancelable operating leases as of March 31, 2010 is R$2,489,806, of which R$9,361 with matures indeterminate, R$322,830 up to 1 year, R$2,152,202 from 1 year to up to 5 years and R$5,413 after 5 years. Payment of operating leases recognized as expenses for the period were R$108,017.

Monthly rental contracts will be adjusted on an annual basis, as per prevailing legislation, at IGPM variation. The lessee is entitled to unilaterally rescind the agreement, at any time, without paying fines, encumbrances or penalties, through a written communication to the lesser upon 30 days prior notice, without prejudice to rent payment and charges due until then.

****

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: April 29, 2010

Banco Santander (Brasil) S.A.

By:	/S/ Marco Antônio Martins de Araújo Filho
Marco Antônio Martins de Araújo Filho Executive Officer

By:	/S/ Pedro Paulo Longuini
Pedro Paulo Longuini Vice-President Executive Officer